2017 Annual Report

(NYSE: CUBE)

CubeSmart (NYSE: CUBE), headquartered in Malvern, Pennsylvania, is one of the largest owners and operators of self-storage properties in the United States. CubeSmart is organized as a Maryland real estate investment trust (“REIT”). Our stores are designed to offer affordable, easily accessible, and in most locations, climate-controlled storage space for our residential and commercial customers. As of December 31, 2017, we owned 484 self-storage properties located in 23 states and the District of Columbia containing an aggregate of approximately 33.8 million rentable square feet. In addition, as of December 31, 2017, we managed 452 stores for third parties, bringing the total number of stores we operated to 936.

In 2017, we continued to deliver on our core strategic objectives of:

•	Producing solid organic growth through a sophisticated operating platform and sound fundamental execution;
•	Growing our portfolio of high-quality, well-positioned storage assets concentrated in targeted investment markets with appealing demographic trends and long-term prospects; and
•	Maintaining a conservative, unsecured balance sheet that provides an attractive long-term cost of capital and the flexibility to support our external growth objectives.

Our focus on these core strategic objectives produced another year of strong growth despite an increasing impact from new supply in many of our core markets. Funds from operations per share, as adjusted, increased 10.4%, and operating cash flow growth supported an 11.1% increase in our annualized common dividend.

Solid Organic Growth

In a competitive operating environment characterized by high occupancies and increasing levels of new supply, the Company’s strong operating performance in 2017 reflects the quality and commitment of our teammates. At CubeSmart, we strategically invest in people, training, and technology to better meet our customers’ needs and exceed their expectations by providing a superior storage experience. In recognition of these efforts, CubeSmart has received numerous external awards for outstanding customer service – namely, Stevie Awards for Customer Service Department of the Year, People’s Choice Stevie Awards for Favorite Customer Service, and ISS Best in Business Best Customer Service Awards. Our more than 2,500 dedicated teammates serve with passion and exceed expectations to deliver our customer-centric service model every day.

We remain committed to building upon our proprietary operating platform, which sets us apart in an industry characterized by broad fragmentation, generic service offerings, and relatively unsophisticated systems. In 2017, we continued to refine our digital marketing platform through strategies to build brand awareness across expanding media channels and attract more customers searching for a solution to their storage needs. Additionally, we continue to enhance our revenue management processes by leveraging sophisticated forecasting and optimization models to set pricing and promotion strategies that maximize the revenue potential from every rental opportunity.

As a result of these initiatives, same-store net operating income (“NOI”) grew by 5.1% in 2017, driven by increases in net effective rents that generated 4.4% revenue growth and a 2.8% increase in annual operating expenses, primarily due to increases in real estate taxes offset by favorable utility costs and property insurance renewals. Our same-store results for 2017 compare favorably to our peer group and the performance of other property sectors despite the headwinds from increasing levels of new supply.

A Portfolio of High-Quality, Well-Positioned Storage Assets

CubeSmart’s portfolio is concentrated in targeted, high-barrier-to-entry investment markets, including an industry-leading market share in New York City. Our external growth strategy is focused on acquiring existing cash-flowing properties, acquiring newly-constructed, purpose-built stores from merchant builders at the completion of construction, and entering into selective development or acquisition opportunities with joint-venture partners. In 2017, we acquired or opened for operation 11 properties located in our core markets including New York City, Chicago, Washington DC, Dallas, Northern California, and South Florida for a total investment of $248.7 million. Going forward, we expect to selectively invest in additional store acquisitions, new development properties, and joint ventures that generate attractive risk-adjusted returns for the Company.

Our third-party management platform has been, and continues to be, an important part of our portfolio growth and strategy. We continue to see significant and growing interest from private owners and developers who recognize the benefit of CubeSmart’s brand, sophisticated operating platform, real-time reporting, and back-office support. During the past year, the number of stores in our third-party management program grew by 43.0%, from 316 at the end of 2016 to 452 at the end of 2017.

Importantly, our third-party management platform increases CubeSmart’s scale and market penetration, adds a profitable revenue stream, and serves as an attractive pipeline for future acquisition opportunities. Since the launch of our third-party management program in 2010, stores acquired from the program have accounted for approximately $600 million of acquisition volume. This platform, combined with our deep industry relationships and disciplined investment process, provides us with a significant competitive advantage as we pursue our external growth objectives.

A Conservative, Unsecured Balance Sheet

We have long communicated our objective of maintaining an unsecured balance sheet that affords significant financing and portfolio management flexibility, while supporting an attractive long-term cost of capital. During 2017, both Moody’s and Standard & Poor’s reaffirmed the Company’s credit ratings of Baa2/BBB, respectively. The Company finished 2017 with debt to total gross assets of 38.0% and a secured debt balance that represented just 2.6% of our total gross asset value.

CubeSmart’s financial position remains strong and we have proven access to the full array of capital resources. To support our external growth initiatives in 2017, we prudently utilized our “at-the-market” equity program to sell common shares, raising $29.6 million in net proceeds, and completed a public offering of unsecured senior notes, raising $100.0 million. We used the senior note proceeds to repay an unsecured term loan scheduled to mature in 2018. Looking forward, we expect to continue to fund growth in a manner that maintains credit metrics consistent with our investment grade ratings.

Value Creation

At CubeSmart, we are committed to enhancing our high-quality portfolio, sophisticated operating platform, and award-winning customer service culture. During 2017, we expanded our portfolio in targeted high-barrier-to-entry markets, delivered solid same-store NOI growth, and received additional national recognition for our customer service efforts. Demand for self-storage remains healthy and we believe our national portfolio is well positioned to continue to meet the competitive challenges of new supply. We thank you for your interest and support as we remain focused on creating long-term value for our shareholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-32324 (CubeSmart)

Commission file number 000-54462 (CubeSmart, L.P.)

CUBESMART

CUBESMART, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Maryland (CubeSmart)	20-1024732 (CubeSmart)
Delaware (CubeSmart, L.P.)	34-1837021 (CubeSmart, L.P.)
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

5 Old Lancaster Road	19355
Malvern, Pennsylvania	(Zip Code)
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code (610) 535-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value per share, of CubeSmart	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  Units of General Partnership Interest of CubeSmart, L.P.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CubeSmart	Yes ☐ No ☒
CubeSmart, L.P.	Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

CubeSmart:
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

CubeSmart, L.P.:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

CubeSmart	☐
CubeSmart, L.P.	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CubeSmart	Yes ☐ No ☒
CubeSmart, L.P.	Yes ☐ No ☒

As of June 30, 2017, the last business day of CubeSmart’s most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of CubeSmart was $4,331,947,035. As of February 14, 2018, the number of common shares of CubeSmart outstanding was 182,277,838.

As of June 30, 2017, the last business day of CubeSmart, L.P.’s most recently completed second fiscal quarter, the aggregate market value of the 2,471,554 units of limited partnership (the “OP Units”) held by non-affiliates of CubeSmart, L.P. was $59,416,158 based upon the last reported sale price of $24.04 per share on the New York Stock Exchange on June 30, 2017 of the common shares of CubeSmart, the sole general partner of CubeSmart, L.P. (For this computation, the market value of all OP Units beneficially owned by CubeSmart has been excluded.)

Documents incorporated by reference:  Portions of the Proxy Statement for the 2018 Annual Meeting of Shareholders of CubeSmart to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2017 of CubeSmart (the “Parent Company” or “CubeSmart”) and CubeSmart, L.P. (the “Operating Partnership”). The Parent Company is a Maryland real estate investment trust, or REIT, that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership. The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the “Company”. In addition, terms such as “we”, “us”, or “our” used in this report may refer to the Company, the Parent Company, and/or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2017, owned a 99.0% interest in the Operating Partnership. The remaining 1.0% interest consists of common units of limited partnership interest issued by the Operating Partnership to third parties in exchange for contributions of properties to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership’s day-to-day operations and management.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management teams of the Parent Company and the Operating Partnership are identical, and their constituents are officers of both the Parent Company and of the Operating Partnership.

There are a few differences between the Parent Company and the Operating Partnership, which are reflected in the note disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as a consolidated enterprise. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership.  As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing the debt obligations of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company and, directly or indirectly, holds the ownership interests in the Company’s real estate ventures. The Operating Partnership conducts the operations of the Company’s business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company’s business through the Operating Partnership’s operations, by the Operating Partnership’s direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The substantive difference between the Parent Company’s and the Operating Partnership’s filings is the fact that the Parent Company is a REIT with public equity, while the Operating Partnership is a partnership with no publicly traded equity. In the financial statements, this difference is primarily reflected in the equity (or capital for Operating Partnership) section of the consolidated balance sheets and in the consolidated statements of equity (or capital). Apart from the different equity treatment, the consolidated financial statements of the Parent Company and the Operating Partnership are nearly identical.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:

•

facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;

•

remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and

•	create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities of the Parent Company and the Operating Partnership are the same on their respective financial statements. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company’s operations on a consolidated basis and how management operates the Company.

This report also includes separate Item 9A - Controls and Procedures sections, signature pages and Exhibit 31 and 32 certifications for each of the Parent Company and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of the Parent Company and the Chief Executive Officer and the Chief Financial Officer of the Operating Partnership have made the requisite certifications and that the Parent Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and 18 U.S.C. §1350.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or this Report, together with other statements and information publicly disseminated by the Parent Company and the Operating Partnership, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information.  In some cases, forward-looking statements can be identified by terminology such as “believes”, “expects”, “estimates”, “may”, “will”, “should”, “anticipates”, or “intends” or the negative of such terms or other comparable terminology, or by discussions of strategy.  Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated.  Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.  As a result, you should not rely on or construe any forward-looking statements in this Report, or which management may make orally or in writing from time to time, as predictions of future events or as guarantees of future performance.  We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this Report or as of the dates otherwise indicated in the statements.  All of our forward-looking statements, including those in this Report, are qualified in their entirety by this statement.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this Report.  Any forward-looking statements should be considered in light of the risks and uncertainties referred to in Item 1A. “Risk Factors” in this Report and in our other filings with the Securities and Exchange Commission (“SEC”).  These risks include, but are not limited to, the following:

•	national and local economic, business, real estate and other market conditions;

•	the competitive environment in which we operate, including our ability to maintain or raise occupancy and rental rates;

•	the execution of our business plan;

•	the availability of external sources of capital;

•	financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing indebtedness;

•	increases in interest rates and operating costs;

•	counterparty non-performance related to the use of derivative financial instruments;

•	our ability to maintain our Parent Company’s qualification as a REIT for federal income tax purposes;

•	acquisition and development risks;

•	increases in taxes, fees, and assessments from state and local jurisdictions;

•	the failure of our joint venture partners to fulfill their obligations to us or their pursuit of actions that are inconsistent with our objectives;

•	reductions in asset valuations and related impairment charges;

•	security breaches or a failure of our networks, systems or technology, which could adversely impact our business, customer and employee relationships;

•	changes in real estate and zoning laws or regulations;

•	risks related to natural disasters;

•	potential environmental and other liabilities;

•	other factors affecting the real estate industry generally or the self-storage industry in particular; and

•	other risks identified in this Report and, from time to time, in other reports that we file with the SEC or in other documents that we publicly disseminate.

Given these uncertainties and the other risks identified elsewhere in this Report, we caution readers not to place undue reliance on forward-looking statements.  We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.  Because of the factors referred to above, the future events discussed in or incorporated by reference in this Report may not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

ITEM 1.  BUSINESS

Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, management, acquisition, and development of self-storage properties in the United States.

As of December 31, 2017, we owned 484 self-storage properties located in 23 states and in the District of Columbia containing an aggregate of approximately 33.8 million rentable square feet.  As of December 31, 2017, approximately 89.2% of the rentable square footage at our owned stores was leased to approximately 279,000 customers, and no single customer represented a significant concentration of our revenues.  As of December 31, 2017, we owned stores in the District of Columbia and the following 23 states:  Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, and Virginia.  In addition, as of December 31, 2017, we managed 452 stores for third parties (including 117 stores containing an aggregate of approximately 6.9 million rentable square feet as part of four separate unconsolidated real estate ventures) bringing the total number of stores we owned and/or managed to 936.  As of December 31, 2017, we managed stores for third parties in the District of Columbia and the following 31 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Our self-storage properties are designed to offer affordable and easily-accessible storage space for our residential and commercial customers.  Our customers rent storage cubes for their exclusive use, typically on a month-to-month basis. Additionally, some of our stores offer outside storage areas for vehicles and boats.  Our stores are designed to accommodate both residential and commercial customers, with features such as wide aisles and load-bearing capabilities for large truck access.  All of our stores have a storage associate available to assist our customers during business hours, and 286, or approximately 59.1%, of our owned stores have a manager who resides in an apartment at the store.  Our customers can access their storage cubes during business hours, and some of our stores provide customers with 24-hour access through computer-controlled access systems.  Our goal is to provide customers with the highest standard of physical attributes and service in the industry. To that end, 410, or approximately 84.7%, of our owned stores include climate-controlled cubes.

The Parent Company was formed in July 2004 as a Maryland REIT.  The Parent Company owns its assets and conducts its business through the Operating Partnership, and its subsidiaries.  The Parent Company controls the Operating Partnership as its sole general partner and, as of December 31, 2017, owned an approximately 99.0% interest in the Operating Partnership.  The Operating Partnership was formed in July 2004 as a Delaware limited partnership and has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, management, ownership, and operation of self-storage properties.

Acquisition and Disposition Activity

As of December 31, 2017 and 2016, we owned 484 and 475 stores, respectively, that contained an aggregate of 33.8 million and 32.9 million rentable square feet with occupancy levels of 89.2% and 89.7%, respectively. A complete listing of, and additional information about, our stores is included in Item 2 of this Report.  The following is a summary of our 2017, 2016 and 2015 acquisition and disposition activity:

			Number of	Purchase / Sale Price
Asset/Portfolio	Market	Transaction Date	Stores	(in thousands)

2017 Acquisitions:

Illinois Asset	Chicago	April 2017	1	$11,200
Maryland Asset	Baltimore / DC	May 2017	1	18,200
California Asset	Sacramento	May 2017	1	3,650
Texas Asset	Texas Markets - Major	October 2017	1	4,050
Florida Asset	Florida Markets - Other	October 2017	1	14,500
Illinois Asset	Chicago	November 2017	1	11,300
Florida Asset	Florida Markets - Other	December 2017	1	17,750
			7	$80,650

2016 Acquisitions:

Metro DC Asset	Baltimore / DC	January 2016	1	$21,000
Texas Assets	Texas Markets - Major	January 2016	2	24,800
New York Asset	New York / Northern NJ	January 2016	1	48,500
Texas Asset	Texas Markets - Major	January 2016	1	11,600
Connecticut Asset	Connecticut	February 2016	1	19,000
Texas Asset	Texas Markets - Major	March 2016	1	11,600
Florida Assets	Florida Markets - Other	March 2016	3	47,925
Colorado Asset	Denver	April 2016	1	11,350
Texas Asset	Texas Markets - Major	April 2016	1	11,600
Texas Asset	Texas Markets - Major	May 2016	1	10,100
Texas Asset	Texas Markets - Major	May 2016	1	10,800
Illinois Asset	Chicago	May 2016	1	12,350
Illinois Asset	Chicago	May 2016	1	16,000
Massachusetts Asset	Massachusetts	June 2016	1	14,300
Nevada Assets	Las Vegas	July 2016	2	23,200
Arizona Asset	Phoenix	August 2016	1	14,525
Minnesota Asset	Minneapolis	August 2016	1	15,150
Colorado Asset	Denver	August 2016	1	15,600
Texas Asset	Texas Markets - Major	September 2016	1	6,100
Texas Asset	Texas Markets - Major	September 2016	1	5,300
Nevada Asset	Las Vegas	October 2016	1	13,250
North Carolina Asset	Charlotte	November 2016	1	10,600
Arizona Asset	Phoenix	November 2016	1	14,000
Nevada Asset	Las Vegas	December 2016	1	14,900
			28	$403,550

2015 Acquisitions:

Texas Asset	Texas Markets - Major	February 2015	1	$7,295
HSRE Assets	Chicago	March 2015	4	27,500
Arizona Asset	Arizona / Las Vegas	March 2015	1	7,900
Tennessee Asset	Tennessee	March 2015	1	6,575
Texas Asset	Texas Markets - Major	April 2015	1	15,795
Florida Asset	Florida Markets - Other	May 2015	1	7,300
Arizona Asset	Arizona / Las Vegas	June 2015	1	10,100
Florida Asset	Florida Markets - Other	June 2015	1	10,500
Texas Asset	Texas Markets - Major	July 2015	1	14,200
Maryland Asset	Baltimore / DC	July 2015	1	17,000
Maryland Asset	Baltimore / DC	July 2015	1	19,200
New York/New Jersey Assets	New York / Northern NJ	August 2015	2	24,823
New Jersey Asset	New York / Northern NJ	December 2015	1	14,350
PSI Assets	Various (see note 4)	December 2015	12	109,824
			29	$292,362

2015 Dispositions:

Texas Assets	Texas Markets - Major	October 2015	7	$28,000
Florida Asset	Florida Markets - Other	October 2015	1	9,800
			8	$37,800

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported.  As of December 31, 2017, 2016, and 2015, we owned 484, 475, and 445 self-storage properties and related assets, respectively.  The following table summarizes the change in number of owned stores from January 1, 2015 through December 31, 2017:

	2017	2016	2015

Balance - January 1	475	445	421
Stores acquired	—	10	7
Stores developed	1	1	—
Balance - March 31	476	456	428
Stores acquired	3	7	4
Stores developed	—	1	1
Stores combined (1)	(1)	—	—
Balance - June 30	478	464	433
Stores acquired	—	7	5
Stores developed	2	—	—
Balance - September 30	480	471	438
Stores acquired	4	4	13
Stores developed	1	—	2
Stores combined (2)	(1)	—	—
Stores sold	—	—	(8)
Balance - December 31	484	475	445

(1)

On May 16, 2017, the Company acquired a store located in Sacramento, CA for approximately $3.7 million, which is located directly adjacent to an existing wholly-owned store. Given their proximity to each other, the stores have been combined in our store count, as well as for operational and reporting purposes.

(2)

On October 2, 2017, the Company acquired a store located in Keller, TX for approximately $4.1 million, which is located directly adjacent to an existing wholly-owned store. Given their proximity to each other, the stores have been combined in our store count, as well as for operational and reporting purposes.

Financing and Investing Activities

The following summarizes certain financing and investing activities during the year ended December 31, 2017:

•

Store Acquisitions.  During 2017, we acquired seven self-storage properties located throughout the United States, including three stores upon completion of construction and the issuance of a certificate of occupancy, for an aggregate purchase price of approximately $80.7 million. In connection with these acquisitions, we allocated a portion of the purchase price paid for each store to the intangible value of in-place leases which aggregated $3.2 million. As of December 31, 2017, we had one store under contract for a total acquisition price of $12.2 million, which was acquired on January 31, 2018. As of December 31, 2017, we also had one store under contract for a total acquisition price of $20.8 million to be acquired after the completion of construction and the issuance of the certificate of occupancy.  This acquisition is subject to due diligence and other customary closing conditions, and no assurance can be provided that the acquisition will be completed on the terms described, or at all.

•

Development Activity.  During 2017, we completed construction and opened for operation two wholly-owned development properties and two joint venture development properties for a total cost of $168.0 million. The wholly-owned development properties opened during 2017 are located in Florida and Washington, D.C. The joint venture development properties opened during 2017 are both located in New York. As of December 31, 2017, we had six joint venture development properties under construction. We anticipate investing a total of $230.5 million related to these six projects, and construction for all projects is expected to be completed by the third quarter of 2019.

•

At-The-Market Equity Program.  During 2017, under our at-the-market equity program, we sold a total of 1.0 million common shares at an average sales price of $29.13 per share, resulting in net proceeds under the program of $29.6 million, after deducting offering costs. As of December 31, 2017, 4.7 million common shares remained available for sale under the program. The proceeds from the sales conducted during the year ended December 31, 2017 were used to fund acquisitions of self-storage properties and for general corporate purposes.

•

Debt Offering.  On April 4, 2017, we completed the issuance and sale of $50.0 million in aggregate principal amount of 4.375% unsecured senior notes due December 15, 2023, which are part of the same series as the $250.0 million in aggregate principal amount of 4.375% senior notes due December 15, 2023 issued on December 17, 2013.  On April 4, 2017, we also completed the issuance and sale of $50.0 million in aggregate principal amount of 4.000% unsecured senior notes due November 15, 2025, which are part of the same series as the $250.0 million in aggregate principal amount of 4.000% senior notes due November 15, 2025 issued on October 26, 2015.  Net proceeds from the offerings were used to repay outstanding indebtedness under our $100.0 million unsecured term loan that was scheduled to mature in June 2018.

•

Mortgage Loans.  During 2017, we repaid one mortgage loan for $6.2 million and, in conjunction with the acquisition of a store located in Maryland, assumed one mortgage loan with an outstanding principal balance of $5.8 million as of December 31, 2017.

Business Strategy

Our business strategy consists of several elements:

•

Maximize cash flow from our stores — Our operating strategy focuses on maximizing sustainable rents at our stores while achieving and sustaining occupancy targets.  We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts, and physical occupancy with an objective of maximizing our rental revenue.

•

Acquire stores within targeted markets — During 2018, we intend to pursue selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals, and demand for storage in excess of storage capacity.  We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry.  In the past, we have formed joint ventures with unaffiliated third parties, and in the future we may form additional joint ventures to facilitate the funding of future developments or acquisitions.

•

Dispose of stores — During 2018, we intend to continue to evaluate opportunities to dispose of assets that have unattractive risk adjusted returns.  We intend to use proceeds from these transactions to fund acquisitions within targeted markets.

•

Grow our third-party management business — We intend to pursue additional third-party management opportunities.  We intend to leverage our current platform to take advantage of consolidation in the industry.  We plan to utilize our relationships with third-party owners to help source future acquisitions.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage properties.  Our investment committee, comprised of five senior officers and led by Christopher P. Marr, our Chief Executive Officer, oversees our investment process.  Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, the approval of our Board of Trustees (the “Board”)), final due diligence, and documentation.  Through our investment committee, we intend to focus on the following criteria:

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Targeted markets — Our targeted markets include areas where we currently maintain management that can be extended to additional stores, or where we believe that we can acquire a significant number of stores efficiently and within a short period of time.  We evaluate both the broader market and the immediate area, typically three miles around the store, for its ability to support above-average demographic growth.  We seek to increase our presence primarily in areas that we expect will experience growth, including the Northeastern and Mid-Atlantic areas of the United States and areas within Arizona, California, Florida, Georgia, Illinois, and Texas, and to enter additional markets should suitable opportunities arise.

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Quality of store — We focus on self-storage properties that have good visibility and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

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Growth potential — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations, or expansions.  In addition to acquiring single stores, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of stores.

Segment

We have one reportable segment: we own, operate, develop, manage, and acquire self-storage properties.

Concentration

Our self-storage properties are located in major metropolitan areas as well as suburban areas and have numerous customers per store.  No single customer represented a significant concentration of our 2017 revenues.  Our stores in Florida, New York, Texas, and California provided approximately 17%, 16%, 10% and 8%, respectively, of our total revenues for each of the years ended December 31, 2017 and 2016. Our stores in Florida, New York, Texas, and California provided total revenues of approximately 18%, 16%, 10%, and 8%, respectively, for the year ended December 31, 2015.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our stores, with the levels generally slightly higher during the summer months due to increased moving activity.

Financing Strategy

We maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders.  As of December 31, 2017, our debt to total capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of the Parent Company’s outstanding common shares and units of the Operating Partnership held by third parties and (b) the carrying value of our total indebtedness) was approximately 23.5% compared to approximately 24.7% as of December 31, 2016.  Our ratio of debt to the undepreciated cost of our total assets as of December 31, 2017 was approximately 38.0% compared to approximately 38.5% as of December 31, 2016.  We expect to finance additional investments in self-storage properties through the most attractive sources of capital available at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility, subject to limitations on incurrence of indebtedness in our unsecured credit facilities and the indenture that governs our unsecured notes.  These capital sources may include existing cash, borrowings under the revolving portion of our credit facility, additional secured or unsecured financings, sales of common or preferred shares of the Parent Company in public offerings or private placements, additional issuances of debt securities, issuances of common or preferred units in our Operating Partnership in exchange for contributed properties, and formations of joint ventures.  We also may sell stores that have unattractive risk adjusted returns and use the sales proceeds to fund other acquisitions.

Competition

Self-storage properties compete based on a number of factors, including location, rental rates, security, suitability of the store’s design to prospective customers’ needs, and the manner in which the store is operated and marketed.  In particular, the number of competing self-storage properties in a market could have a material effect on our occupancy levels, rental rates, and on the overall operating performance of our stores.  We believe that the primary competition for potential customers of any of our self-storage properties comes from other self-storage providers within a three-mile radius of that store.  We believe our stores are well-positioned within their respective markets, and we emphasize customer service, convenience, security, professionalism, and cleanliness.

Our key competitors include local and regional operators as well as the other public self-storage REITs, including Public Storage, Extra Space Storage Inc., and Life Storage, Inc.  These companies, some of which operate significantly more stores than we do and have greater resources than we have, and other entities may be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices.  This competition may reduce the number of suitable acquisition opportunities available to us, increase the price required to acquire stores, and reduce the demand for self-storage space at our stores.  Nevertheless, we believe that our experience in operating, managing, acquiring, developing, and obtaining financing for self-storage properties should enable us to compete effectively.

Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state, and local regulations that apply generally to the ownership of real property and the operation of self-storage properties.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the “ADA”), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons.  A number of other federal, state, and local laws may also impose access and other similar requirements at our stores.  A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance.  Although we believe that our stores comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our stores, or websites, is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing them into compliance.

Under various federal, state, and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property.  These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.  The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner’s ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs.  In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage.  We may also become liable for the costs of removal or remediation of hazardous substances stored at the properties by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer’s storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of properties.  Whenever the environmental assessment for one of our stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.  In certain cases, we have purchased environmental liability insurance coverage to indemnify us against claims for contamination or other adverse environmental conditions that may affect a property.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us.  We cannot provide assurance, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim, or liability in connection with any of our stores, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our stores relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our stores that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations.  We cannot provide assurance, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, extended coverage, and rental loss insurance covering all of the properties in our portfolio.  We carry environmental insurance coverage on certain stores in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage, and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flood and environmental hazards, because such coverage is either not available or not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorist activities, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  We also carry liability insurance to insure against personal injuries that might be sustained at our stores as well as director and officer liability insurance.

Offices

Our principal executive offices are located at 5 Old Lancaster Road, Malvern, PA 19355.  Our telephone number is (610) 535-5000.

Employees

As of December 31, 2017, we employed 2,508 employees, of whom 328 were corporate executive and administrative personnel and 2,180 were property-level personnel.  We believe that our relations with our employees are good.  Our employees are not unionized.

Available Information

We file registration statements, proxy statements, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, with the SEC.  You may obtain copies of these documents by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, or by accessing the SEC’s website at www.sec.gov.  Our internet website address is www.cubesmart.com.  You also can obtain on our website, free of charge, copies of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, after we electronically file such reports or amendments with, or furnish them to, the SEC.  Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Report.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the charters for each of the committees of our Board — the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.  Copies of each of these documents are also available in print free of charge, upon request by any shareholder.  You can obtain copies of these documents by contacting Investor Relations by mail at 5 Old Lancaster Road, Malvern, PA 19355.

ITEM 1A.  RISK FACTORS

Overview

An investment in our securities involves various risks.  Investors should carefully consider the risks set forth below together with other information contained in this Report. These risks are not the only ones that we may face. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our business, financial condition, operating results, and ability to make distributions to our shareholders.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our rental rates, occupancy levels and therefore our results of operations.

We are susceptible to the effects of adverse macro-economic events that can result in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets.  Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures.  Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, and fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of economic and financial market disruptions and the many ways in which they may affect our customers and our business in general.  Nonetheless, financial and macroeconomic disruptions could have a significant adverse effect on our sales, profitability, and results of operations.

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems.  Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

Our financial performance is dependent upon economic and other conditions of the markets in which our stores are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, and other factors.  Our stores in Florida, New York, Texas, and California accounted for approximately 17%, 16%, 10% and 8%, respectively, of our total 2017 revenues.  As a result of this geographic concentration of our stores, we are particularly susceptible to adverse market conditions in these areas.  Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate, could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

We face risks associated with property acquisitions.

We intend to continue to acquire individual and portfolios of self-storage properties. The purchase agreements that we enter into in connection with acquisitions typically contain closing conditions that need to be satisfied before the acquisitions can be consummated. The satisfaction of many of these conditions is outside of our control, and we therefore cannot assure that any of our pending or future acquisitions will be consummated. These conditions include, among other things, satisfactory examination of the title to the properties, the ability to obtain title insurance and customary closing conditions.  Moreover, in the event we are unable to complete pending or future acquisitions, we may have incurred significant legal, accounting, and other transaction costs in connection with such acquisitions without realizing the expected benefits.

Those acquisitions that we do consummate would increase our size and may potentially alter our capital structure.  Although we believe that future acquisitions that we complete will enhance our financial performance, the success of acquisitions is subject to the risks that:

•	acquisitions may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

•	we may be unable to obtain acquisition financing on favorable terms;

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acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures; and

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there is only limited recourse, or no recourse, to the former owners of newly acquired properties for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by customers, vendors, or other persons arising on account of actions or omissions of the former owners of the properties; and claims by local governments, adjoining property owners, property owner associations, and easement holders for fees, assessments, or taxes on other property-related changes.  As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

In addition, we often do not obtain third-party appraisals of acquired properties (and instead rely on value determinations by our senior management) and the consideration we pay in exchange for those properties may exceed the determined value.

We will incur costs and will face integration challenges when we acquire additional stores.

As we acquire or develop additional self-storage properties and bring additional self-storage properties onto our third party management platform, we will be subject to risks associated with integrating and managing new stores, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing information management capacity. In addition, acquisitions or developments may cause disruptions in our operations and divert management’s attention away from day-to-day operations.  Furthermore, our income may decline because we will be required to depreciate/amortize in future periods costs for acquired real property and intangible assets.  Our failure to successfully integrate any future acquisitions into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

The acquisition of new stores that lack operating history with us will make it more difficult to predict revenue potential.

We intend to continue to acquire additional stores.  These acquisitions could fail to perform in accordance with expectations.  If we fail to accurately estimate occupancy levels, rental rates, operating costs, or costs of improvements to bring an acquired store up to the standards established for our intended market position, the performance of the store may be below expectations.  Acquired stores may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered.  We cannot assure that the performance of stores acquired by us will increase or be maintained under our management.

Our development activities may be more costly or difficult to complete than we anticipate.

We intend to continue to develop self-storage properties where market conditions warrant such investment.  Once made, these investments may not produce results in accordance with our expectations.  Risks associated with development and construction activities include:

•	the unavailability of favorable financing sources in the debt and equity markets;

•	construction cost overruns, including on account of rising interest rates, diminished availability of materials and labor, and increases in the costs of materials and labor;

•	construction delays and failure to achieve target occupancy levels and rental rates, resulting in a lower than projected return on our investment; and

•	complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy, and other governmental permits.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop stores, satisfy our debt obligations, and/or make distributions to shareholders.

We depend on external sources of capital to fund acquisitions and development, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our status as a REIT, and these sources of capital may not be available on favorable terms, if at all.  Our access to external sources of capital depends on a number of factors, including the market’s perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for federal income tax purposes.  If we are unable to obtain external sources of capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt obligations or make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

We may incur impairment charges.

We evaluate on a quarterly basis our real estate portfolios for indicators of impairment. Impairment charges reflect management’s judgment of the probability and severity of the decline in the value of real estate assets we own. These charges and provisions may be required in the future as a result of factors beyond our control, including, among other things, changes in the economic environment and market conditions affecting the value of real property assets or natural or man-made disasters. If we are required to take impairment charges, our results of operations will be adversely impacted.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our stores and any other stores we acquire or develop in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us.  Our stores are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses, and costs for repairs and maintenance.  If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

We cannot assure our ability to pay dividends in the future.

Historically, we have paid quarterly distributions to our shareholders, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed.  This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code.  We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our Board.  Our ability to pay dividends will depend upon, among other factors:

•	the operational and financial performance of our stores;

•	capital expenditures with respect to existing and newly acquired stores;

•	general and administrative costs associated with our operation as a publicly-held REIT;

•	maintenance of our REIT status;

•	the amount of, and the interest rates on, our debt;

•	the absence of significant expenditures relating to environmental and other regulatory matters; and

•	other risk factors described in this Report.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

If we are unable to promptly re-let our cubes or if the rates upon such re-letting are significantly lower than expected, our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases.  Any delay in re-letting cubes as vacancies arise would reduce our revenues and harm our operating results.  In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Store ownership through joint ventures may limit our ability to act exclusively in our interest.

We have in the past co-invested with, and we may continue to co-invest with, third parties through joint ventures.  In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the stores owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions.  Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives.  Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures, and/or financing.  Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business.  In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

We face significant competition for customers and acquisition and development opportunities.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our stores.  We compete with numerous developers, owners, and operators of self-storage properties, including other REITs, as well as on-demand storage providers, some of which own or may in the future own stores similar to ours in the same submarkets in which our stores are located and some of which may have greater capital resources.  In addition, due to the relatively low cost of each individual self-storage property, other developers, owners, and operators have the capability to build additional stores that may compete with our stores.

If our competitors build new stores that compete with our stores or offer space at rental rates below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers’ leases expire.  As a result, our financial condition, cash flow, cash available for distribution, market price of our shares, and ability to satisfy our debt service obligations could be materially adversely affected.  In addition, increased competition for customers may require us to make capital improvements to our stores that we would not have otherwise made.  Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders.

We also face significant competition for acquisitions and development opportunities.  Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire stores.  These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices.  This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our stores are located and, as a result, adversely affect our operating results.

We may become subject to litigation or threatened litigation which may divert management’s time and attention, require us to pay damages and expenses, or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business.  Any such dispute could result in litigation between us and the other parties.  Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement, or otherwise), which would detract from our management’s ability to focus on our business.  Any such resolution could involve the payment of damages or expenses by us, which may be significant.  In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names, internet domains, and other intellectual property that they consider to be similar to ours.  Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties.  We maintain liability insurance with limits that we believe are adequate to provide for the defense and/or payment of any damages arising from such lawsuits.  There can be no assurance that such coverage will cover all costs and expenses from such suits.

Legislative actions and changes may cause our general and administrative costs  and compliance costs to increase.

In order to comply with laws adopted by Federal, state or local government or regulatory bodies, we may be required to increase our expenditures and hire additional personnel and additional outside legal, accounting and advisory services, all of which may cause our general and administrative and compliance costs to increase.  Significant workforce-related legislative changes could increase our expenses and adversely affect our operations.  Examples of possible workforce-related legislative changes include changes to an employer's obligation to recognize collective bargaining units, the process by which collective bargaining agreements are negotiated or imposed, minimum wage requirements, and health care and medical and family leave mandates.  In addition, changes in the regulatory environment affecting health care reimbursements, and increased compliance costs related to enforcement of federal and state wage and hour statutes and common law related to overtime, among others, could cause our expenses to increase without an ability to pass through any increased expenses through higher prices.

Potential losses may not be covered by insurance, which could result in the loss of our investment in a property and the future cash flows from the property.

We carry comprehensive liability, fire, extended coverage, and rental loss insurance covering all of the properties in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flooding and environmental hazards, because such coverage is not available or is not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorism, hurricanes, floods, and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  If we experience a loss at a store that is uninsured or that exceeds policy limits, we could lose the capital invested in that store as well as the anticipated future cash flows from that store.  Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a store after it has been damaged or destroyed.  In addition, if the damaged stores are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these stores were irreparably damaged.

Our insurance coverage may not comply with certain loan requirements.

Certain of our stores serve as collateral for our mortgage-backed debt, some of which we assumed in connection with our acquisition of stores and requires us to maintain insurance at levels and on terms that are not commercially reasonable in the current insurance environment.  We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants.  If we cannot comply with a lender’s requirements, the lender could declare a default, which could affect our ability to obtain future financing and have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing.  In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage properties.  If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances, and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination.  Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances.  The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral.  In addition, in connection with the ownership, operation, and management of properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores.  We carry environmental insurance coverage on certain stores in our portfolio.  We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional stores).  The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us.  However, we cannot assure that our environmental assessments have identified or will identify all material environmental conditions, that any prior owner of any property did not create a material environmental condition not actually known to us, or that a material environmental condition does not otherwise exist with respect to any of our properties.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the ADA, all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons.  A number of other federal, state and local laws may also impose access and other similar requirements at our properties.  A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance.  Although we believe that our properties and websites comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our properties is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the properties into compliance.  If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate.  Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information.  The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules, or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our business.  Failure to comply with such laws and regulations could result in consent orders or regulatory penalties and significant legal liability, including fines, which could damage our reputation and have an adverse effect on our results of operations or financial condition.

We face system security risks as we depend upon automated processes and the Internet and we could damage our reputation, incur substantial additional costs and become subject to litigation if our systems are penetrated.

We are increasingly dependent upon automated information technology processes and Internet commerce, and many of our new customers come from the telephone or over the Internet.  Moreover, the nature of our business involves the receipt and retention of personal information about our customers.  We also rely extensively on third-party vendors to retain data, process transactions and provide other systems and services.  These systems, and our systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware, and other destructive or disruptive security breaches and catastrophic events, such as a natural disaster or a terrorist event or cyber-attack.  In addition, experienced computer programmers and hackers may be able to penetrate our security systems and misappropriate our confidential information, create system disruptions, or cause shutdowns. Such data security breaches as well as system disruptions and shutdowns could result in additional costs to repair or replace such networks or information systems and possible legal liability, including government enforcement actions and private litigation.  In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue leasing at our self-storage properties.

If we are unable to attract and retain team members or contract with third parties having the specialized skills or technologies needed to support our systems, implement improvements to our customer-facing technology in a timely manner, allow accurate visibility to product availability when customers are ready to rent, quickly and efficiently fulfill our customers rental and payment methods they demand, or provide a convienent and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected.

Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks against our stores, the United States or our interests, may negatively impact our operations and the value of our securities.  Attacks or armed conflicts could negatively impact the demand for self-storage and increase the cost of insurance coverage for our stores, which could reduce our profitability and cash flow.  Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage properties are subject to risks associated with our properties and with the real estate industry.

Our rental revenues and operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our stores do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected.  Events or conditions beyond our control that may adversely affect our operations or the value of our properties include but are not limited to:

•	downturns in the national, regional, and local economic climate;

•	local or regional oversupply, increased competition, or reduction in demand for self-storage space;

•	vacancies or changes in market rents for self-storage space;

•	inability to collect rent from customers;

•	increased operating costs, including maintenance, insurance premiums, and real estate taxes;

•	changes in interest rates and availability of financing;

•	hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts, or acts of war that may result in uninsured or underinsured losses;

•

significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance, and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment, and taxes; and

•	the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates, or declining demand for self-storage, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our real estate portfolio consists primarily of self-storage properties, we are subject to risks inherent in investments in a single industry.  A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.  Demand for self-storage space could be adversely affected by weakness in the national, regional, and local economies, changes in supply of, or demand for, similar or competing self-storage properties in an area, and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue.  Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

Because real estate is illiquid, we may not be able to sell propeties when appropriate.

Real estate property investments generally cannot be sold quickly.  Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest.  Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

Risks Related to our Qualification and Operation as a REIT

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes.  We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Report are not binding on the IRS or any court.  As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders.  Many of the REIT requirements, however, are highly technical and complex.  The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control.  For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws.  In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers.  We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income, excluding net capital gains.  The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries and joint ventures further complicates the application of the REIT requirements for us.  Even a technical or inadvertent mistake could jeopardize our REIT status, and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT.  Changes to rules governing REITs were made by legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) and the Protecting Americans From Tax Hikes Act of 2015, signed into law on December 22, 2017 and December 18, 2015, respectively, and Congress and the IRS might make further changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT.  If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income.  As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long-term capital gains to individual shareholders at favorable rates.  For tax years beginning before January 1, 2018, we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes.  We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions.  If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders.  This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Furthermore, as a result of our acquisition of all the issued and outstanding shares of common stock of a privately held self-storage REIT (“PSI”), we now own a subsidiary REIT. PSI is independently subject to, and must comply with, the same REIT requirements that we must satisfy in order to qualify as a REIT, together with all other rules applicable to REITs. If PSI fails to qualify as a REIT and certain statutory relief provisions do not apply, as a result of a protective election made jointly by PSI and CubeSmart, PSI will be taxed as a taxable REIT subsidiary. See the section entitled “Taxation of CubeSmart−Requirements for Qualification−Taxable REIT Subsidiaries” in Exhibit 99.1 for more information regarding taxable REIT subsidiaries.

Failure of the Operating Partnership (or a subsidiary partnership or joint venture) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships or joint ventures for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership or joint venture would be taxable as a corporation.  In such event we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership, a subsidiary partnership, or joint venture would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, excluding net capital gains, which may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates.  Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property.  For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains.  Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% penalty tax.  In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business.  The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale.  We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax.  We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future.  In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation.  For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT.  In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.  Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs.  To the extent that we and our affiliates are required to pay federal, state, and local taxes, we will have less cash available for distributions to our shareholders.

We face possible federal, state, and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes.  Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits.  Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue.  Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material.  However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

The TCJA makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and non-corporate tax rates, the TCJA made changes to the number of provisions of the Code that may affect the taxation of REITs and their security holders. While the changes in the TCJA generally appear to be favorable with respect to REITs, certain changes to the U.S. federal income tax laws enacted by the TCJA could have a material and adverse effect on us. For example, certain changes in law pursuant to the Tax Cuts and Jobs Act could reduce the relative competitive advantage of operating as a REIT as compared with operating as a C corporation, including by:

•	reducing the rate of tax applicable to individuals and C corporations, which could reduce the relative attractiveness of the generally single level of taxation on REIT distributions;
•	permitting immediate expensing of capital expenditures, which could likewise reduce the relative attractiveness of the REIT taxation regime; and
•	limiting the deductibility of interest expense, which could increase the distribution requirement of REITs.

Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The TCJA makes numerous large and small changes to the tax rules that do not affect REITs directly but may affect our shareholders and may indirectly affect us.

Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be reviewed in subsequent tax legislation. At this point, it is not clear when Congress will address these issues or when the Internal Revenue Service will be able to issue administrative guidance on the changes made in the TCJA.

Shareholders are urged to consult with their tax advisors with respect to the status of the TCJA and any other regulatory or administrative developments and proposals and their potential effect on investment in our capital stock.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing risk.

Certain of our mortgages, bank loans, and unsecured debt (including our senior notes) will have significant outstanding balances on their maturity dates, commonly known as “balloon payments.”   We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of equity or debt securities, additional bank borrowings (which may include extension of maturity dates), joint ventures, or asset sales.  Furthermore, we are restricted from incurring certain additional indebtedness and making certain other changes to our capital and debt structure under the terms of the senior notes and the indenture governing the senior notes.

There can be no assurance that we will be able to refinance our debt on favorable terms or at all.  To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to our shareholders.

As a result of our interest rate hedges, swap agreements and other, similar arrangements, we face counterparty risks.

We may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps, and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements.  Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements.  There is no assurance that our potential counterparties on these agreements will perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

From time to time, domestic financial markets experience volatility and uncertainty.  At times in recent years liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets from which we historically sought financing.  Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms; there can be no assurance that we will be able to continue to issue common or preferred equity securities at a reasonable price.  Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance outstanding indebtedness at maturity.  If our debt cannot be paid, refinanced, or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new stores.  Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes.  Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders.  If we do not meet our debt service obligations, any stores securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of stores foreclosed on, could threaten our continued viability.

Our Credit Facility (defined below) contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and net worth tests.  Our ability to borrow under the Credit Facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants.  In the event that we fail to satisfy these covenants, we would be in default under the Credit Facility and may be required to repay such debt with capital from other sources.  Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms.  Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.  Similarly, the indenture under which we have issued unsecured senior notes contains customary financial covenants, including limitations on incurrence of additional indebtedness.

Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders.  Rising interest rates could also restrict our ability to refinance existing debt when it matures.  In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur.  As a result, we may become highly leveraged in the future.

Our organizational documents do not limit the amount of indebtedness that we may incur.  We could alter the balance between our total outstanding indebtedness and the value of our assets at any time.  If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our named executive officers, has extensive self-storage, real estate, and public company experience. Effective January 1, 2017, our Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer are parties to the Company’s executive severance plan, however, we cannot provide assurance that any of them will remain in our employment.  The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training, and retaining skilled field personnel may adversely affect our rental revenues.

As of December 31, 2017, we had 2,180 property-level personnel involved in the management and operation of our stores.  The customer service, marketing skills, and knowledge of local market demand and competitive dynamics of our store managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our stores.  We compete with various other companies in attracting and retaining qualified and skilled personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel.  If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be adversely affected.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

•

“business combination moratorium/fair price” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares” from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law.  However, our Board may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board, (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board with greater authority, and (3) issue additional equity securities.  Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.

Our Board has adopted policies with respect to certain activities.  These policies may be amended or revised from time to time at the discretion of our Board without a vote of our shareholders.  This means that our shareholders have limited control over changes in our policies.  Such changes in our policies intended to improve, expand, or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations, and share price.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances.  Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken by them in those capacities on our behalf, to the extent permitted by Maryland law.  Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders’ ability to recover damages from that Trustee or officer will be limited.

Our declaration of trust permits our Board to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our declaration of trust permits our Board to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our Board.  In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares.  Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance.  In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

Risks Related to our Securities

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness.  Our Board may authorize the issuance of additional equity securities, including preferred shares, without shareholder approval.  Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

Many factors could have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control.  These factors include:

•

increases in market interest rates, relative to the dividend yield on our shares.  If market interest rates go up, prospective purchasers of our securities may require a higher yield.  Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution.  Thus, higher market interest rates could cause the market price of our equity securities to go down;

•

anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

•	perception by market professionals of REITs generally and REITs comparable to us in particular;

•	level of institutional investor interest in our securities;

•	relatively low trading volumes in securities of REITs;

•	our results of operations and financial condition;

•	investor confidence in the stock market generally; and

•	additions and departures of key personnel.

The market value of our equity securities is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash distributions.  Consequently, our equity securities may trade at prices that are higher or lower than our net asset value per equity security.  If our future earnings or cash distributions are less than expected, it is likely that the market price of our equity securities will diminish.

The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common shares has been subject to significant fluctuation and may continue to fluctuate or decline.  Between January 1, 2015 and December 31, 2017, the closing price of our common shares has ranged from a high of $33.30 (on March 31, 2016) to a low of $22.31 (on March 6, 2015).  In the past several years, REIT securities have experienced high levels of volatility and significant increases in value from their historic lows.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company.  If our share price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

ITEM 2.  PROPERTIES

Overview

As of December 31, 2017, we owned 484 self-storage properties that contain approximately 33.8 million rentable square feet and are located in 23 states and the District of Columbia.  The following table sets forth summary information regarding our stores by state as of December 31, 2017.

			Total	% of Total
	Number of		Rentable	Rentable	Period-end
State	Stores	Cubes	Square Feet	Square Feet	Occupancy

Florida	80	58,125	5,956,304	17.7%	90.7%
Texas	63	36,634	4,376,387	13.1%	87.7%
New York	45	58,183	3,289,051	9.7%	80.9%
California	40	26,468	2,881,220	8.5%	92.4%
Illinois	41	24,940	2,663,648	7.9%	86.2%
Arizona	33	19,135	2,078,331	6.2%	90.9%
New Jersey	25	16,837	1,700,780	5.0%	93.4%
Maryland	16	13,001	1,320,572	3.9%	91.2%
Georgia	18	11,043	1,317,487	3.9%	91.4%
Ohio	20	11,114	1,289,553	3.8%	91.7%
Connecticut	22	10,668	1,179,145	3.5%	91.7%
Virginia	10	7,874	788,260	2.3%	88.8%
Colorado	11	6,017	697,269	2.1%	90.5%
Massachusetts	11	7,239	667,868	2.0%	90.2%
North Carolina	9	5,614	654,145	1.9%	90.2%
Tennessee	7	4,442	617,980	1.8%	90.0%
Pennsylvania	9	6,029	609,136	1.8%	91.3%
Nevada	7	4,136	548,822	1.6%	91.0%
Washington D.C.	4	3,920	295,693	0.9%	72.3%
Utah	4	2,269	240,023	0.7%	91.0%
Rhode Island	4	1,976	237,195	0.7%	93.2%
New Mexico	3	1,661	182,261	0.5%	93.2%
Minnesota	1	1,019	101,028	0.3%	93.2%
Indiana	1	577	67,604	0.2%	94.1%
Total/Weighted Average	484	338,921	33,759,762	100.0%	89.2%

Our Stores

The following table sets forth additional information with respect to each of our owned stores as of December 31, 2017.  Our ownership of each store consists of a fee interest in the store held by our Operating Partnership, or one of its subsidiaries, except for eight of our stores, which are subject to ground leases.  In addition, small parcels of land at two of our other stores are subject to ground leases.

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Chandler I, AZ	2005	1985	47,680	81.6%	456	Y	12.7%
Chandler II, AZ	2013	2008	82,915	82.5%	1,175	N	73.9%
Gilbert I, AZ	2013	2010	57,200	84.0%	443	Y	84.0%
Gilbert II, AZ	2016	2005/14	114,080	81.1%	835	Y	43.8%
Glendale, AZ	1998	1987	56,807	90.1%	534	Y	0.0%
Green Valley, AZ	2005	1985	25,050	97.9%	266	N	9.0%
Mesa I, AZ	2006	1985	52,575	91.7%	512	N	0.0%
Mesa II, AZ	2006	1981	45,511	94.8%	412	Y	16.7%
Mesa III, AZ	2006	1986	59,629	94.2%	527	Y	15.7%
Peoria, AZ	2015	2005	110,835	94.6%	926	N	35.4%
Phoenix I, AZ	2006	1987	101,275	82.2%	782	Y	24.8%
Phoenix II, AZ	2006/11	1974	83,160	93.0%	814	Y	6.6%
Phoenix III, AZ	2014	2009	121,730	91.9%	817	N	74.3%
Phoenix IV, AZ	2016	2008	69,610	92.5%	696	Y	100.0%
Queen Creek, AZ	2015	2013	94,462	87.8%	628	Y	61.3%
Scottsdale, AZ	1998	1995	80,725	93.9%	658	Y	20.5%
Surprise, AZ	2015	2006	72,325	96.1%	604	N	100.0%
Tempe I, AZ	2005	1975	53,890	91.8%	409	Y	18.8%
Tempe II, AZ	2013	2007	68,409	90.9%	735	Y	86.7%
Tucson I, AZ	1998	1974	59,800	94.9%	500	Y	0.0%
Tucson II, AZ	1998	1988	43,950	92.6%	537	Y	100.0%
Tucson III, AZ	2005	1979	49,820	93.1%	499	N	0.0%
Tucson IV, AZ	2005	1982	48,040	92.5%	505	Y	13.5%
Tucson V, AZ	2005	1982	45,134	95.4%	423	Y	11.3%
Tucson VI, AZ	2005	1982	40,790	92.3%	418	Y	13.6%
Tucson VII, AZ	2005	1982	52,663	93.8%	609	Y	6.9%
Tucson VIII, AZ	2005	1979	46,650	92.4%	463	Y	0.0%
Tucson IX, AZ	2005	1984	67,496	93.7%	609	Y	5.9%
Tucson X, AZ	2005	1981	46,350	91.0%	425	N	0.0%
Tucson XI, AZ	2005	1974	42,700	95.3%	413	Y	0.0%
Tucson XII, AZ	2005	1974	42,275	90.4%	446	Y	3.8%
Tucson XIII, AZ	2005	1974	45,800	94.5%	501	Y	0.0%
Tucson XIV, AZ	2005	1976	48,995	94.5%	558	Y	17.9%
Benicia, CA	2005	1988/93/05	74,770	93.3%	722	Y	0.0%
Citrus Heights, CA	2005	1987	75,620	91.6%	684	Y	0.0%
Corona, CA	2014	2014	94,975	94.6%	971	N	6.9%
Diamond Bar, CA	2005	1988	103,558	92.2%	916	Y	0.0%
Escondido, CA	2007	2002	143,645	96.4%	1,269	Y	12.0%
Fallbrook, CA	1997	1985/88	45,926	90.4%	451	Y	0.0%
Fremont, CA	2014	1987	51,324	90.2%	526	Y	0.0%
Lancaster, CA	2001	1987	60,475	96.6%	371	Y	0.0%
Long Beach, CA	2006	1974	124,571	93.7%	1,378	Y	0.0%
Murrieta, CA	2005	1996	49,775	91.5%	453	Y	5.1%
North Highlands, CA	2005	1980	57,094	88.8%	476	Y	0.0%
Ontario, CA	2014	1986	93,590	93.4%	849	Y	0.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Orangevale, CA	2005	1980	50,542	91.6%	533	Y	0.0%
Pleasanton, CA	2005	2003	83,600	92.2%	765	Y	0.0%
Rancho Cordova, CA	2005	1979	53,978	90.0%	480	Y	0.0%
Rialto I, CA	2006	1987	57,391	95.9%	466	Y	0.0%
Rialto II, CA	1997	1980	99,783	93.1%	720	Y	0.0%
Riverside I, CA	2006	1977	67,220	94.2%	670	Y	0.0%
Riverside II, CA	2006	1985	85,176	91.5%	812	Y	5.5%
Roseville, CA	2005	1979	59,944	87.8%	561	Y	0.0%
Sacramento I, CA	2005	1979	50,664	91.0%	555	Y	0.0%
Sacramento II, CA	2005/17	1986	111,736	88.0%	1,087	Y	0.0%
San Bernardino I, CA	1997	1987	31,070	90.2%	236	N	0.0%
San Bernardino II, CA	1997	1991	41,546	94.0%	374	Y	0.0%
San Bernardino III, CA	1997	1985/92	35,416	92.9%	375	N	0.0%
San Bernardino IV, CA	2005	2002/04	83,227	94.3%	743	Y	12.5%
San Bernardino V, CA	2006	1974	56,745	88.5%	492	Y	6.7%
San Bernardino VII, CA	2006	1978	78,809	94.0%	641	Y	2.3%
San Bernardino VIII, CA	2006	1977	103,567	92.5%	875	Y	0.0%
San Marcos, CA	2005	1979	37,425	86.7%	244	Y	0.0%
Santa Ana, CA	2006	1984	63,916	92.3%	742	Y	4.3%
South Sacramento, CA	2005	1979	52,390	92.5%	415	Y	0.0%
Spring Valley, CA	2006	1980	55,035	88.3%	713	Y	0.0%
Temecula I, CA	1998	1985/03	81,340	88.3%	704	Y	45.9%
Temecula II, CA	2007	2003	84,520	94.1%	690	Y	55.2%
Vista I, CA	2001	1988	74,238	96.1%	622	Y	0.0%
Vista II, CA	2005	2001/02/03	147,753	93.6%	1,304	Y	3.7%
Walnut, CA	2005	1987	50,708	94.2%	538	Y	16.0%
West Sacramento, CA	2005	1984	39,765	93.1%	479	Y	0.0%
Westminster, CA	2005	1983/98	68,393	91.9%	566	Y	0.0%
Aurora, CO	2005	1981	75,717	91.7%	619	Y	0.0%
Centennial, CO	2016	2009	62,400	91.5%	530	Y	95.5%
Colorado Springs I, CO	2005	1986	47,975	87.4%	468	Y	0.0%
Colorado Springs II, CO	2006	2001	62,400	88.7%	433	Y	0.0%
Denver I, CO	2006	1997	59,200	94.8%	449	Y	0.0%
Denver II, CO	2012	2007	74,390	88.9%	679	N	95.1%
Denver III, CO	2016	2015	76,025	86.2%	722	N	95.0%
Federal Heights, CO	2005	1980	54,770	92.0%	551	Y	0.0%
Golden, CO	2005	1985	87,800	92.9%	640	Y	1.6%
Littleton, CO	2005	1987	53,490	88.7%	442	Y	64.5%
Northglenn, CO	2005	1980	43,102	92.5%	484	Y	0.0%
Bloomfield, CT	1997	1987/93/94	48,700	92.1%	445	Y	8.8%
Branford, CT	1995	1986	50,629	84.4%	430	Y	3.5%
Bristol, CT	2005	1989/99	47,725	92.1%	471	N	31.8%
East Windsor, CT	2005	1986/89	45,966	93.1%	305	N	0.0%
Enfield, CT	2001	1989	52,875	93.8%	374	Y	0.0%
Gales Ferry, CT	1995	1987/89	54,905	89.7%	607	N	9.4%
Manchester I, CT	2002	1999/00/01	46,925	92.9%	467	N	44.5%
Manchester II, CT	2005	1984	52,725	92.4%	405	N	0.0%
Manchester III, CT	2014	2009	60,113	91.8%	583	N	87.3%
Milford, CT	1996	1975	44,885	86.1%	375	Y	6.9%
Monroe, CT	2005	1996/03	58,500	96.3%	397	N	0.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Mystic, CT	1996	1975/86	50,825	91.8%	561	Y	4.6%
Newington I, CT	2005	1978/97	42,620	95.2%	248	N	0.0%
Newington II, CT	2005	1979/81	36,140	92.4%	194	N	0.0%
Norwalk I, CT	2012	2009	30,160	90.3%	348	N	100.0%
Norwalk II, CT	2016	1990	78,175	86.6%	936	Y	78.0%
Old Saybrook I, CT	2005	1982/88/00	87,000	91.6%	719	N	10.8%
Old Saybrook II, CT	2005	1988/02	26,425	90.7%	253	N	72.7%
Shelton, CT	2011	2007	78,405	92.6%	855	Y	94.2%
South Windsor, CT	1996	1976	72,025	91.2%	561	Y	1.2%
Stamford, CT	2005	1997	28,907	93.5%	363	N	38.8%
Wilton, CT	2012	1966	84,515	96.2%	771	Y	66.8%
Washington I, DC	2008	2002	62,685	87.6%	751	Y	97.6%
Washington II, DC	2011	1929/98	82,697	91.2%	1,044	N	99.6%
Washington III, DC	2016	1961/13	78,340	89.5%	1,050	Y	97.3%
Washington IV, DC *	2017	1925	71,971	18.5%	1,075	N	99.3%
Boca Raton, FL	2001	1998	37,968	92.4%	611	N	70.7%
Boynton Beach I, FL	2001	1999	61,725	93.1%	760	Y	62.1%
Boynton Beach II, FL	2005	2001	61,514	92.6%	580	Y	89.0%
Boynton Beach III, FL	2014	2001	67,393	94.5%	721	N	100.0%
Boynton Beach IV, FL	2015	2002	76,098	92.6%	641	N	84.2%
Bradenton I, FL	2004	1979	68,398	92.0%	594	N	6.6%
Bradenton II, FL	2004	1996	88,063	94.7%	852	Y	46.7%
Cape Coral I, FL	2000	2000	76,857	91.9%	902	Y	91.0%
Cape Coral II, FL	2014	2007	67,955	93.7%	615	Y	71.5%
Coconut Creek I, FL	2012	2001	78,846	92.0%	757	Y	53.1%
Coconut Creek II, FL	2014	1999	90,147	93.2%	811	N	79.8%
Dania Beach, FL	2004	1984	180,588	92.4%	1,778	N	27.4%
Dania, FL	1996	1988	58,165	93.3%	496	Y	53.8%
Davie, FL	2001	2001	80,985	95.2%	837	Y	74.0%
Deerfield Beach, FL	1998	1998	57,230	88.8%	520	Y	55.2%
Delray Beach I, FL	2001	1999	67,833	95.4%	816	Y	45.6%
Delray Beach II, FL	2013	1987	75,710	93.8%	1,180	N	95.5%
Delray Beach III, FL	2014	2006	94,377	91.8%	904	N	99.8%
Delray Beach IV, FL *	2017	2017	97,945	1.9%	1,155	N	100.0%
Ft. Lauderdale I, FL	1999	1999	70,093	92.8%	695	Y	55.0%
Ft. Lauderdale II, FL	2013	2007	49,577	93.3%	862	N	100.0%
Ft. Myers I, FL	1999	1998	67,534	95.4%	593	Y	84.3%
Ft. Myers II, FL	2014	2001	83,375	96.5%	838	Y	63.2%
Ft. Myers III, FL	2014	2002	81,554	90.3%	870	Y	89.4%
Jacksonville I, FL	2005	2005	79,705	95.7%	720	N	100.0%
Jacksonville II, FL	2007	2004	64,970	92.5%	672	N	100.0%
Jacksonville III, FL	2007	2003	65,840	93.0%	686	N	100.0%
Jacksonville IV, FL	2007	2006	77,525	92.6%	720	N	100.0%
Jacksonville V, FL	2007	2004	82,523	89.0%	720	N	80.3%
Jacksonville VI, FL	2014	2006	67,375	92.9%	539	Y	71.4%
Kendall, FL	2007	2003	75,495	95.2%	702	N	79.6%
Lake Worth I, FL †	1998	1998/02	160,622	90.0%	1,280	Y	72.4%
Lake Worth II, FL	2014	2004/08	86,924	96.4%	757	Y	85.9%
Lake Worth III, FL	2015	2006	92,510	91.6%	787	Y	42.4%
Lakeland, FL	1994	1988	49,095	93.6%	493	Y	83.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Leisure City, FL	2012	2005	56,225	93.9%	619	N	70.3%
Lutz I, FL	2004	2000	66,795	92.3%	616	Y	44.6%
Lutz II, FL	2004	1999	69,232	88.9%	537	Y	29.4%
Margate I, FL †	1996	1979/81	53,660	94.8%	370	Y	27.8%
Margate II, FL †	1996	1985	65,380	94.2%	460	Y	55.9%
Merritt Island, FL	2002	2000	50,261	88.5%	465	Y	66.7%
Miami I, FL	1996	1995	46,500	93.2%	557	Y	69.1%
Miami II, FL	1996	1989	66,960	88.7%	569	Y	19.0%
Miami III, FL	2005	1988/03	151,620	92.8%	1,513	N	91.3%
Miami IV, FL	2011	2007	76,695	93.7%	929	N	99.9%
Miramar, FL	2013	2009	80,130	91.8%	746	N	97.1%
Naples I, FL	1996	1996	48,100	89.8%	318	Y	49.1%
Naples II, FL	1997	1985	65,850	87.6%	649	Y	56.2%
Naples III, FL	1997	1981/83	80,021	93.5%	805	Y	48.8%
Naples IV, FL	1998	1990	40,625	90.7%	443	Y	63.7%
New Smyrna Beach, FL	2014	2001	81,454	94.6%	607	N	59.6%
North Palm Beach, FL *	2017	2017	46,275	51.7%	504	N	100.0%
Oakland Park, FL	2017	2012	63,231	91.3%	554	N	97.8%
Ocoee, FL	2005	1997	76,150	94.9%	635	Y	22.7%
Orange City, FL	2004	2001	59,580	91.2%	655	N	53.0%
Orlando II, FL	2005	2002/04	63,184	89.3%	586	N	81.9%
Orlando III, FL	2006	1988/90/96	101,510	91.3%	825	Y	22.1%
Orlando IV, FL	2010	2009	76,601	93.3%	647	N	68.6%
Orlando V, FL	2012	2008	75,327	91.9%	651	N	91.4%
Orlando VI, FL	2014	2006	67,275	91.3%	581	Y	35.3%
Oviedo, FL	2006	1988/91	49,276	86.1%	446	Y	3.6%
Palm Coast I, FL	2014	2001	47,400	90.2%	426	Y	52.6%
Palm Coast II, FL	2014	1998/04	122,490	94.9%	1,192	N	43.0%
Palm Harbor, FL	2016	2001	82,685	92.6%	744	N	73.0%
Pembroke Pines, FL	1997	1997	67,321	91.3%	693	Y	78.2%
Royal Palm Beach II, FL	2007	2004	81,238	91.3%	757	N	90.2%
Sanford I, FL	2006	1988/06	61,810	90.7%	443	Y	35.7%
Sanford II, FL	2014	2000	69,755	94.2%	667	N	62.4%
Sarasota, FL	1999	1998	71,142	92.4%	544	Y	60.7%
St. Augustine, FL	1996	1985	59,725	92.8%	725	Y	26.2%
St. Petersburg, FL	2016	1987	66,025	92.6%	845	N	35.0%
Stuart, FL	1997	1995	86,756	91.9%	987	Y	60.0%
SW Ranches, FL	2007	2004	64,975	91.0%	650	N	88.9%
Tampa I, FL	2007	2001/02	83,938	94.3%	792	N	34.3%
Tampa II, FL	2016	1999	74,790	92.4%	703	N	100.0%
West Palm Beach I, FL	2001	1997	66,906	93.2%	974	Y	52.6%
West Palm Beach II, FL	2004	1996	94,353	94.2%	836	Y	76.7%
West Palm Beach III, FL	2012	2008	77,410	91.1%	909	Y	90.3%
West Palm Beach IV, FL	2014	2004	102,742	90.5%	945	N	85.5%
Winter Park, FL	2014	2005	54,416	92.0%	542	N	58.5%
Alpharetta, GA	2001	1996	90,501	91.7%	673	Y	79.5%
Atlanta, GA	2012	2008	66,625	94.0%	631	N	100.0%
Austell, GA	2006	2000	83,655	92.7%	674	Y	64.2%
Decatur, GA	1998	1986	145,320	88.8%	1,334	Y	2.7%
Duluth, GA	2011	2009	70,885	90.0%	590	N	100.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Lawrenceville, GA	2011	1999	73,740	93.2%	605	Y	27.6%
Lithia Springs, GA	2015	2007	66,750	91.2%	591	N	59.2%
Norcross I, GA	2001	1997	85,420	89.7%	601	Y	66.1%
Norcross II, GA	2011	1996	52,595	90.4%	400	Y	62.5%
Norcross III, GA	2012	2007	46,955	89.7%	500	N	100.0%
Norcross IV, GA	2012	2005	57,505	90.2%	543	Y	89.1%
Peachtree City I, GA	2001	1997	49,875	90.1%	455	N	76.7%
Peachtree City II, GA	2012	2005	59,950	91.2%	429	N	43.4%
Smyrna, GA	2001	2000	57,015	92.0%	503	Y	99.4%
Snellville, GA	2007	1996/97	79,950	91.5%	770	Y	21.7%
Suwanee I, GA	2007	2000/03	85,125	95.3%	653	Y	29.1%
Suwanee II, GA	2007	2005	80,340	91.8%	592	N	66.2%
Villa Rica, GA	2015	2009	65,281	92.3%	499	N	61.5%
Addison, IL	2004	1979	31,575	90.3%	367	Y	0.0%
Aurora, IL	2004	1996	73,985	91.3%	558	Y	8.6%
Bartlett, IL	2004	1987	51,395	87.2%	415	Y	31.8%
Bellwood, IL	2001	1999	86,350	88.7%	738	Y	51.1%
Blue Island, IL	2015	2008	55,125	91.2%	557	N	100.0%
Bolingbrook, IL	2014	2004	82,425	90.8%	728	N	77.3%
Chicago I, IL	2014	1935	95,845	92.9%	1,087	N	94.7%
Chicago II, IL	2014	1953	78,585	90.3%	757	N	85.6%
Chicago III, IL	2014	1959	84,990	95.5%	1,078	N	99.8%
Chicago IV, IL	2015	2009	60,495	91.5%	613	N	100.0%
Chicago V, IL	2015	2008	51,775	90.5%	603	N	100.0%
Chicago VI, IL	2016	1954/61/13	71,785	75.0%	714	N	100.0%
Chicago VII, IL *	2017	2017	91,292	26.8%	1,094	N	100.0%
Countryside, IL	2014	2002	97,356	92.6%	903	N	98.8%
Des Plaines, IL	2004	1978	69,450	95.3%	577	N	0.0%
Downers Grove, IL	2016	2015	71,625	90.6%	666	N	100.0%
Elk Grove Village, IL	2004	1987	64,054	92.6%	623	Y	7.5%
Evanston, IL	2013	2009	57,715	89.4%	593	N	100.0%
Glenview, IL	2004	1998	100,085	93.4%	738	Y	100.0%
Gurnee, IL	2004	1987	80,300	91.0%	708	Y	37.4%
Hanover, IL	2004	1987	41,190	88.7%	417	Y	2.2%
Harvey, IL	2004	1987	60,090	91.7%	575	Y	2.8%
Joliet, IL	2004	1993	72,865	94.2%	532	Y	94.0%
Kildeer, IL	2004	1988	74,463	63.9%	779	Y	58.0%
Lombard, IL	2004	1981	58,241	89.0%	536	Y	26.1%
Maywood, IL	2015	2009	60,225	92.1%	655	N	100.0%
Mount Prospect, IL	2004	1979	64,950	92.2%	578	Y	10.4%
Mundelein, IL	2004	1990	44,700	89.6%	484	Y	12.2%
North Chicago, IL	2004	1985	53,400	87.8%	420	N	0.0%
Plainfield I, IL	2004	1998	53,900	90.3%	403	N	8.7%
Plainfield II, IL	2005	2000	51,900	90.5%	356	N	32.6%
Riverwoods, IL *	2017	2017	73,915	30.0%	807	N	100.0%
Schaumburg, IL	2004	1988	31,160	94.4%	317	N	5.4%
Streamwood, IL	2004	1982	64,305	94.3%	551	N	7.6%
Warrenville, IL	2005	1977/89	48,796	88.0%	380	N	0.0%
Waukegan, IL	2004	1977	79,500	91.0%	661	Y	8.2%
West Chicago, IL	2004	1979	48,175	90.8%	437	Y	0.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Westmont, IL	2004	1979	53,400	94.6%	383	Y	0.0%
Wheeling I, IL	2004	1974	54,210	90.7%	485	N	0.0%
Wheeling II, IL	2004	1979	67,825	89.1%	604	Y	9.9%
Woodridge, IL	2004	1987	50,232	88.4%	463	Y	17.1%
Schererville, IN	2014	2005	67,604	94.1%	577	Y	40.6%
Boston I, MA	2010	1950	33,286	86.9%	584	N	100.0%
Boston II, MA	2002	2001	60,470	91.1%	628	N	99.0%
Boston III, MA	2014	1960	108,205	95.0%	1,103	N	25.2%
Brockton, MA	2015	1900/70/80	59,296	82.0%	701	N	0.0%
Haverhill, MA	2015	1900	60,589	91.1%	606	N	93.2%
Lawrence, MA	2015	1966	34,672	91.0%	411	N	100.0%
Leominster, MA	1998	1987/88/00	54,073	92.5%	511	Y	50.5%
Medford, MA	2007	2001	58,685	90.2%	658	Y	97.4%
Stoneham, MA	2013	2009/11	61,300	95.4%	589	N	100.0%
Tewksbury, MA	2014	2007	62,402	92.2%	751	N	100.0%
Walpole, MA	2016	1998	74,890	82.2%	697	Y	31.4%
Annapolis, MD	2017	1976	92,332	86.7%	952	Y	59.9%
Baltimore, MD	2001	1999/00	93,750	92.7%	800	Y	49.0%
Beltsville, MD	2013	2006	63,687	91.3%	648	Y	9.7%
California, MD	2004	1998	77,840	88.4%	721	Y	41.3%
Capitol Heights, MD	2015	2013	79,600	94.2%	950	Y	98.9%
Clinton, MD	2013	2008/10	84,225	88.6%	914	Y	51.8%
District Heights, MD	2011	2007	78,240	92.5%	960	Y	96.4%
Elkridge, MD	2013	1999	63,475	89.1%	601	Y	91.5%
Gaithersburg I, MD	2005	1998	87,045	90.5%	789	Y	45.2%
Gaithersburg II, MD	2015	2008	74,150	92.3%	831	Y	99.2%
Hyattsville, MD	2013	2006	52,830	91.7%	602	Y	9.3%
Laurel, MD †	2001	1978/99/00	162,896	92.4%	1,017	N	64.5%
Temple Hills I, MD	2001	2000	97,270	90.3%	820	Y	71.1%
Temple Hills II, MD	2014	2010	84,225	91.6%	1,070	Y	99.3%
Timonium, MD	2014	1965/98	66,717	89.4%	662	Y	95.5%
Upper Marlboro, MD	2013	2006	62,290	90.7%	664	Y	21.7%
Bloomington, MN	2016	1978	101,028	93.2%	1,019	N	74.1%
Belmont, NC	2001	1996/97/98	81,850	91.1%	595	N	21.8%
Burlington I, NC	2001	1990/91/93/94/98	109,300	94.2%	952	N	7.8%
Burlington II, NC	2001	1991	42,165	89.6%	396	Y	16.4%
Cary, NC	2001	1993/94/97	112,402	89.4%	840	N	11.3%
Charlotte I, NC	2002	1999	69,000	89.8%	745	Y	44.4%
Charlotte II, NC	2016	2008	53,736	89.7%	491	N	96.3%
Cornelius, NC	2015	2000	59,270	88.9%	526	N	43.2%
Pineville, NC	2015	1997/01	77,747	89.8%	642	N	13.2%
Raleigh, NC	1998	1994/95	48,675	85.8%	427	Y	11.7%
Bordentown, NJ	2012	2006	50,550	92.5%	382	N	27.2%
Brick, NJ	1996	1981	51,720	96.0%	433	N	0.0%
Cherry Hill I, NJ	2010	2004	51,500	93.4%	369	Y	0.0%
Cherry Hill II, NJ	2012	2004	65,500	93.8%	613	N	94.8%
Clifton, NJ	2005	2001	105,550	94.4%	1,004	Y	93.2%
Cranford, NJ	1996	1987	91,280	88.2%	849	Y	7.9%
East Hanover, NJ	1996	1983	107,679	93.7%	970	N	3.4%
Egg Harbor I, NJ	2010	2005	36,025	95.9%	290	N	14.8%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Egg Harbor II, NJ	2010	2002	70,400	92.4%	695	N	19.9%
Elizabeth, NJ	2005	1925/97	38,830	92.2%	674	N	0.0%
Fairview, NJ	1997	1989	27,876	95.6%	448	N	98.9%
Freehold, NJ	2012	2002	81,420	95.8%	744	Y	66.1%
Hamilton, NJ	2006	1990	70,550	93.2%	618	Y	0.0%
Hoboken, NJ	2005	1945/97	34,130	92.4%	741	N	99.6%
Linden, NJ	1996	1983	100,425	92.9%	1,118	N	5.3%
Lumberton, NJ	2012	2004	96,025	93.6%	771	Y	32.6%
Morris Township, NJ	1997	1972	72,226	92.5%	560	Y	5.7%
Parsippany, NJ	1997	1981	84,655	89.2%	773	N	49.4%
Rahway, NJ	2013	2006	83,121	93.7%	983	Y	92.3%
Randolph, NJ	2002	1998/99	52,565	95.3%	550	Y	91.6%
Ridgefield, NJ	2015	1921/44	67,803	94.3%	684	Y	100.0%
Roseland, NJ	2015	1951/04	53,569	92.6%	658	N	98.8%
Sewell, NJ	2001	1984/98	57,826	92.5%	465	N	9.2%
Somerset, NJ	2012	2000	57,485	96.3%	507	N	83.8%
Whippany, NJ	2013	2007	92,070	95.6%	938	Y	86.0%
Albuquerque I, NM	2005	1985	65,927	93.0%	604	Y	13.9%
Albuquerque II, NM	2005	1985	58,798	93.8%	532	Y	15.0%
Albuquerque III, NM	2005	1986	57,536	92.7%	525	Y	11.0%
Henderson, NV	2014	2005	75,150	94.7%	528	Y	75.9%
Las Vegas I, NV †	2006	1986	48,732	95.4%	373	Y	13.6%
Las Vegas II, NV	2006	1997	48,850	94.2%	533	Y	66.4%
Las Vegas III, NV	2016	2005	84,600	90.5%	578	Y	78.9%
Las Vegas IV, NV	2016	2004	91,557	85.3%	578	Y	66.8%
Las Vegas V, NV	2016	1996	107,226	89.5%	909	Y	84.8%
Las Vegas VI, NV	2016	2003	92,707	91.4%	637	N	73.6%
Baldwin, NY	2015	1974	61,380	93.2%	613	N	99.8%
Bronx I, NY	2010	1931/04	67,864	89.2%	1,322	N	97.6%
Bronx II, NY (5)	2011	2006	99,046	73.0%	1,881	N	99.7%
Bronx III, NY	2011	2007	105,900	87.4%	2,033	N	99.2%
Bronx IV, NY (5)	2011	2007	74,580	93.8%	1,310	N	99.3%
Bronx V, NY (5)	2011	2007	54,704	92.1%	1,101	N	99.6%
Bronx VI, NY (5)	2011	2011	45,970	92.4%	1,130	N	94.5%
Bronx VII, NY (5)	2012	2005	78,625	92.0%	1,524	N	100.0%
Bronx VIII, NY	2012	1928	30,550	89.4%	544	N	100.0%
Bronx IX, NY	2012	1973	147,870	90.3%	3,008	Y	99.6%
Bronx X, NY	2012	2001	159,805	92.2%	2,666	Y	74.7%
Bronx XI, NY (5) *	2014	2014	46,425	91.8%	1,085	N	98.9%
Bronx XII, NY (5) *	2016	2016	89,785	45.6%	1,847	N	100.0%
Brooklyn I, NY	2010	1917/04	57,566	88.8%	1,050	N	100.0%
Brooklyn II, NY	2010	1962/03	60,920	92.8%	1,146	N	18.8%
Brooklyn III, NY	2011	2006	41,510	93.0%	850	N	100.0%
Brooklyn IV, NY	2011	2006	37,545	91.9%	792	N	100.0%
Brooklyn V, NY	2011	2007	47,020	89.9%	884	N	100.0%
Brooklyn VI, NY	2011	2007	74,920	86.3%	1,416	N	97.7%
Brooklyn VII, NY	2011	2006	72,750	96.2%	1,395	N	100.0%
Brooklyn VIII, NY	2014	2010	61,555	93.5%	1,203	N	92.1%
Brooklyn IX, NY	2014	2013	46,980	92.9%	1,258	N	100.0%
Brooklyn X, NY *	2015	2015	55,875	63.8%	1,203	N	100.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Brooklyn XI, NY *	2016	2016	110,075	48.2%	2,295	N	100.0%
Brooklyn XII, NY *	2017	2017	131,588	0.3%	2,612	N	100.0%
Holbrook, NY	2015	2007	60,397	94.3%	620	N	82.1%
Jamaica I, NY	2001	2000	88,385	91.7%	918	Y	21.5%
Jamaica II, NY	2011	2010	92,805	94.4%	1,500	N	100.0%
Long Island City, NY *	2014	2014	88,825	84.7%	1,950	N	100.0%
New Rochelle I, NY	2005	1998	43,596	90.3%	545	N	47.2%
New Rochelle II, NY	2012	1917	63,300	90.8%	1,024	Y	94.2%
New York, NY *	2017	1917	94,912	14.2%	3,585	N	100.0%
North Babylon, NY	1998	1988/99	78,350	93.4%	651	N	11.7%
Patchogue, NY	2014	1982	47,759	91.4%	468	N	0.0%
Queens I, NY *	2015	2015	74,188	64.4%	1,438	N	99.6%
Queens II, NY *	2016	2016	90,728	75.7%	1,449	N	98.1%
Riverhead, NY	2005	1985/86/99	38,490	93.6%	331	N	0.0%
Southold, NY	2005	1989	59,945	90.5%	614	N	4.7%
Staten Island, NY	2013	1900/2011	96,573	94.5%	914	N	100.0%
Tuckahoe, NY	2011	2007	50,978	90.7%	758	N	100.0%
West Hempstead, NY	2012	2002	83,395	97.9%	899	Y	35.4%
White Plains, NY	2011	1938	85,864	88.5%	1,507	N	78.0%
Woodhaven, NY	2011	2008	50,665	88.4%	1,029	N	100.0%
Wyckoff, NY	2010	1910/07	60,210	90.1%	1,037	N	96.3%
Yorktown, NY	2011	2006	78,879	94.9%	778	Y	79.0%
Cleveland I, OH	2005	1997/99	46,000	91.6%	343	Y	7.3%
Cleveland II, OH	2005	2000	58,325	90.4%	574	Y	0.0%
Columbus I, OH	2006	1999	71,905	90.7%	603	Y	26.2%
Columbus II, OH	2014	1999	36,409	92.0%	354	N	49.2%
Columbus III, OH	2014	1998/05	51,200	90.9%	406	N	0.0%
Columbus IV, OH	2014	2006	60,950	89.6%	481	N	21.6%
Columbus V, OH	2014	2006	73,325	93.9%	593	N	16.4%
Columbus VI, OH	2014	2002	63,525	92.6%	546	N	0.0%
Grove City, OH	2006	1997	89,290	95.3%	790	Y	14.9%
Hilliard, OH	2006	1995	89,290	88.3%	781	Y	24.8%
Lakewood, OH	1989	1989	39,332	91.4%	466	Y	37.1%
Lewis Center, OH	2014	1985/05	76,024	90.5%	566	N	32.0%
Middleburg Heights, OH	1980	1980	93,200	90.3%	707	Y	5.0%
North Olmsted I, OH	1979	1979	48,672	90.6%	444	Y	10.6%
North Olmsted II, OH	1988	1988	47,850	94.3%	401	Y	23.9%
North Randall, OH	1998	1998/02	80,297	93.9%	809	N	91.7%
Reynoldsburg, OH	2006	1979	67,245	90.7%	668	Y	0.0%
Strongsville, OH	2007	1978	43,683	88.7%	406	N	100.0%
Warrensville Heights, OH	1980	1980/82/98	90,281	93.1%	719	Y	0.0%
Westlake, OH	2005	2001	62,750	94.4%	457	Y	8.5%
Conshohocken, PA	2012	2003	81,285	89.7%	731	Y	39.3%
Exton, PA	2012	2006	57,750	95.5%	542	N	96.5%
Langhorne, PA	2012	2001	64,938	94.9%	672	Y	58.6%
Levittown, PA	2001	2000	76,130	91.5%	652	Y	35.0%
Malvern, PA *	2014	2014	18,848	85.2%	229	N	99.6%
Montgomeryville, PA	2012	2003	84,145	89.9%	783	Y	50.8%
Norristown, PA	2011	2005	61,746	90.6%	609	N	100.0%
Philadelphia I, PA	2001	1999	96,016	90.0%	950	N	44.8%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Philadelphia II, PA	2014	2005	68,279	91.7%	861	N	58.5%
Exeter, RI	2014	1968/90	41,275	95.6%	413	Y	22.0%
Johnston, RI	2014	2000	77,275	96.1%	579	N	0.0%
Wakefield, RI	2014	1956	45,745	89.0%	389	N	39.3%
Woonsocket, RI	2014	2004	72,900	91.4%	595	N	11.4%
Antioch, TN	2005	1985/98	75,985	91.0%	635	Y	9.4%
Nashville I, TN	2005	1984	107,850	87.4%	736	Y	0.0%
Nashville II, TN	2005	1986/00	83,174	93.0%	635	Y	13.1%
Nashville III, TN	2006	1985	101,525	92.4%	620	Y	8.1%
Nashville IV, TN	2006	1986/00	102,450	91.9%	735	Y	10.1%
Nashville V, TN	2015	1993	74,560	91.0%	534	N	22.8%
Nashville VI, TN	2015	1956/01	72,436	82.4%	547	Y	37.8%
Allen, TX	2012	2003	62,170	89.5%	496	Y	57.9%
Austin I, TX	2005	2001	59,645	91.9%	537	Y	63.5%
Austin II, TX	2006	2000/03	64,415	92.2%	596	Y	45.8%
Austin III, TX	2006	2004	70,585	92.2%	574	Y	93.0%
Austin IV, TX	2014	2004	65,308	89.4%	626	N	18.8%
Austin V, TX	2014	1999	67,850	88.1%	616	Y	35.2%
Austin VI, TX	2014	2004	62,850	90.3%	747	Y	54.9%
Austin VII, TX	2015	2003/08	71,023	82.9%	637	Y	38.9%
Austin VIII, TX	2016	2015	61,075	72.5%	568	Y	99.1%
Bryan, TX	2005	1994	60,400	64.7%	495	Y	0.0%
Carrollton, TX	2012	2002	77,380	85.9%	542	Y	40.8%
Cedar Park, TX	2016	2014	88,700	69.1%	518	N	26.8%
College Station, TX	2005	1993	26,550	78.0%	346	N	0.0%
Cypress, TX	2012	1998	58,161	89.4%	448	Y	46.0%
Dallas I, TX	2005	2000	58,582	91.5%	532	Y	38.0%
Dallas II, TX	2013	1996	76,673	92.3%	600	Y	27.7%
Dallas III, TX	2014	1964/76	83,427	91.4%	892	Y	91.4%
Dallas IV, TX *	2015	2015	114,550	72.0%	1,214	N	93.5%
Dallas V, TX (5)	2015	2013	54,499	91.0%	596	N	93.1%
Denton, TX	2006	1996	60,846	94.1%	462	Y	3.2%
Fort Worth I, TX	2005	2000	50,416	91.9%	405	Y	38.8%
Fort Worth II, TX	2006	2003	72,900	95.1%	650	Y	68.5%
Fort Worth III, TX	2015	2000	80,445	92.5%	675	N	76.9%
Fort Worth IV, TX *	2016	2016	77,329	49.8%	923	N	94.7%
Frisco I, TX	2005	1996	50,854	91.8%	427	Y	26.0%
Frisco II, TX	2005	1998/02	71,599	91.7%	523	Y	28.7%
Frisco III, TX	2006	2004	74,665	91.9%	630	Y	92.9%
Frisco IV, TX †	2010	2007	75,175	96.2%	512	Y	21.4%
Frisco V, TX	2014	2002	74,415	89.9%	556	Y	59.9%
Frisco VI, TX	2014	2004	69,176	89.7%	541	Y	54.7%
Garland I, TX	2006	1991	70,100	90.1%	683	Y	4.2%
Garland II, TX	2006	2004	68,425	94.5%	470	Y	54.0%
Grapevine, TX *	2016	2016	78,019	56.3%	803	N	100.0%
Houston III, TX	2005	1984	61,590	89.2%	467	Y	9.0%
Houston IV, TX	2005	1987	43,750	94.2%	380	Y	10.3%
Houston V, TX †	2006	1980/97	124,279	87.3%	1,054	Y	62.6%
Houston VI, TX	2011	2002	54,690	93.1%	592	Y	99.3%
Houston VII, TX	2012	2004	46,991	91.6%	521	N	100.0%

	Year
	Acquired /		Rentable			Manager	% Climate
	Developed		Square	Occupancy		Apartment	Controlled
Store Location	(1)	Year Built	Feet	(2)	Cubes	(3)	(4)
Houston VIII, TX	2012	1989	54,209	95.4%	497	N	76.3%
Houston IX, TX	2012	1992	51,208	90.4%	434	Y	48.2%
Humble, TX	2015	2009/13	70,702	90.6%	559	Y	42.6%
Katy, TX	2013	2009	71,308	93.2%	573	Y	88.8%
Keller, TX	2006/17	2000/17	88,060	71.5%	795	Y	52.7%
Lewisville I, TX	2006	1996	67,340	85.8%	429	Y	21.7%
Lewisville II, TX	2013	2003	127,659	92.5%	1,183	Y	30.9%
Lewisville III, TX	2016	2002/04	93,855	92.7%	639	Y	39.6%
Little Elm I, TX	2016	2003	60,065	90.7%	504	Y	47.6%
Little Elm II, TX	2016	2007/14	96,896	88.1%	639	Y	38.2%
Mansfield I, TX	2006	2003	63,025	94.9%	481	Y	43.2%
Mansfield II, TX	2012	2002	57,375	88.7%	483	Y	68.3%
Mansfield III, TX	2016	2002/14	70,920	82.2%	518	Y	37.5%
McKinney I, TX	2005	1996	47,020	94.4%	356	Y	12.1%
McKinney II, TX	2006	1996	70,050	92.4%	538	Y	47.6%
McKinney III, TX	2014	2014	53,750	89.9%	393	Y	37.7%
North Richland Hills, TX	2005	2002	57,200	88.9%	433	Y	60.7%
Pearland, TX	2012	1985	72,050	95.3%	473	Y	45.9%
Richmond, TX	2013	1998	102,330	93.1%	540	Y	30.0%
Roanoke, TX	2005	1996/01	59,300	89.6%	449	Y	30.7%
San Antonio I, TX	2005	2005	73,329	93.1%	574	Y	89.7%
San Antonio II, TX	2006	2005	73,155	89.8%	668	N	91.8%
San Antonio III, TX	2007	2006	71,825	89.2%	574	N	93.2%
San Antonio IV, TX	2016	1998	61,500	87.6%	514	Y	39.1%
Spring, TX	2006	1980/86	72,751	96.1%	534	Y	26.8%
Murray I, UT	2005	1976	60,280	91.6%	635	Y	0.0%
Murray II, UT †	2005	1978	71,621	93.1%	379	Y	5.3%
Salt Lake City I, UT	2005	1976	56,446	93.5%	757	Y	0.0%
Salt Lake City II, UT	2005	1978	51,676	90.5%	498	Y	0.0%
Alexandria, VA	2012	2000	114,100	96.2%	1,153	Y	97.3%
Arlington, VA *	2015	2015	96,143	78.1%	1,141	N	97.0%
Burke Lake, VA	2011	2003	91,467	85.3%	908	Y	81.9%
Fairfax, VA	2012	1999	73,265	88.4%	677	N	88.6%
Fredericksburg I, VA	2005	2001/04	69,475	89.5%	611	N	22.1%
Fredericksburg II, VA	2005	1998/01	61,057	92.3%	564	N	87.4%
Leesburg, VA	2011	2001/04	85,503	85.8%	890	Y	84.0%
Manassas, VA	2010	1998	72,745	93.8%	638	Y	64.9%
McLearen, VA	2010	2002	69,385	89.0%	733	Y	91.0%
Vienna, VA	2012	2000	55,111	92.1%	559	Y	97.5%
Total/Weighted Average (484 stores)			33,759,762	89.2%	338,921

*Denotes stores developed by us or acquired at development completion.

†Denotes stores that contain commercial rentable square footage.  All of this commercial space, which was developed in conjunction with the self-storage cubes, is located within or adjacent to our self-storage properties and is managed by our store managers.  As of December 31, 2017, properties in our owned portfolio included an aggregate of approximately 232,000 rentable square feet of commercial space.

(1)	Represents the year acquired for those stores we acquired from a third party or the year of completion for those stores we developed.

(2)	Represents occupied square feet as of December 31, 2017 divided by total rentable square feet.

(3)	Indicates whether a store has an on-site apartment where a manager resides.

(4)	Represents the number of climate-controlled cubes divided by total number of cubes.

(5)	We do not own the land at these properties. We lease the land pursuant to ground leases that expire between 2052 and 2064, subject to renewal options.

We have grown by adding stores to our portfolio through acquisitions and development. The tables set forth below show the average occupancy, annual rent per occupied square foot, and total revenues for our stores owned as of December 31, 2017, and for each of the previous three years, grouped by the year during which we first owned or operated the store.

Stores by Year Acquired - Average Occupancy

		Rentable Square	Average Occupancy
Year Acquired (1)	# of Stores	Feet	2017	2016	2015

2014 and earlier	413	28,307,299	92.9%	92.6%	91.7%
2015	32	2,258,773	88.8%	82.8%	77.2%
2016	30	2,430,230	79.9%	67.8%	—
2017	9	763,460	39.1%	—	—
All Stores Owned as of December 31, 2017	484	33,759,762	91.2%	90.7%	91.3%

Stores by Year Acquired - Annual Rent Per Occupied Square Foot (2)

		Rent per Square Foot
Year Acquired (1)	# of Stores	2017	2016	2015

2014 and earlier	413	$16.92	$16.29	$15.36
2015	32	16.36	14.94	14.84
2016	30	15.36	15.24	—
2017	9	19.11	—	—
All Stores Owned as of December 31, 2017	484	$16.80	$16.14	$15.34

Stores by Year Acquired - Total Revenues (dollars in thousands)

		Total Revenues
Year Acquired (1)	# of Stores	2017	2016	2015

2014 and earlier	413	$471,476	$451,160	$420,581
2015	32	34,870	29,660	9,636
2016	30	31,391	16,005	—
2017	9	2,102	—	—
All Stores Owned as of December 31, 2017	484	$539,839	$496,825	$430,217

(1)	Represents the year acquired for those stores we acquired from a third party or the year placed in service for those stores we developed.

(2)

Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period.   Rental revenue includes the impact of promotional discounts, which reduce rental income over the promotional period, of $18.2 million, $17.4 million, and $16.2 million for the periods ended December 31, 2017, 2016 and 2015, respectively.

Unconsolidated Real Estate Ventures

As of December 31, 2017, we held ownership interests ranging from 10% to 50% in four unconsolidated real estate ventures for an aggregate investment balance of $91.2 million. We formed interests in these real estate ventures with unaffiliated third parties to acquire, own, and operate self-storage properties in select markets. As of December 31, 2017, these four unconsolidated real estate ventures owned 117 self-storage properties that contain an aggregate of approximately 6.9 million net rentable square feet. The self-storage properties owned by the real estate ventures are managed by us and are located in Texas (35), South Carolina (22), Michigan (17), Massachussetts (13), Tennessee (10), Georgia (5), North Carolina (5), Connecticut (3), Florida (3), Rhode Island (2), and Vermont (2). Each of these ventures has other assets and liabilities that we do not consolidate in our financial statements.

We account for our investments in these real estate ventures using the equity method.  See note 5 to the consolidated financial statements for further disclosure regarding the assets, liabilities, and operating results of our unconsolidated real estate ventures.

Capital Expenditures

We have a capital improvement program that includes office upgrades, adding climate control to selected cubes, construction of parking areas, and other store upgrades.  For 2018, we anticipate spending approximately $5.0 million to $8.0 million associated with these capital expenditures. For 2018, we also anticipate spending approximately $12.0 million to $16.0 million on recurring capital expenditures and approximately $60.0 million to $75.0 million on the development of new self-storage properties.

ITEM 3.  LEGAL PROCEEDINGS

We are involved in claims from time to time, which arise in the ordinary course of business.  In the opinion of management, we have made adequate provisions for potential liabilities, if any, arising from any such matters.  However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims, and changes in any such matters, could have a material adverse effect on our business, financial condition, and operating results.

On July 13, 2015, a putative class action was filed against the Company in the Federal District Court of New Jersey seeking to obtain declaratory, injunctive and monetary relief for a class of New Jersey consumers based upon alleged violations by the Company of the New Jersey Truth in Customer Contract, Warranty and Notice Act and the New Jersey Consumer Fraud Act.  On December 15, 2017, the court granted preliminary approval of a settlement for the class action.  The settlement and associated expenses, which were previously reserved for, did not have a material impact on our consolidated financial position or results of operations.

ITEM 4.  MINING SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Repurchase of Parent Company Common and Preferred Shares

The following table provides information about repurchases of the Parent Company’s common and preferred shares during the three months ended December 31, 2017:

	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

October 1 - October 31	83	$25.97	N/A	3,000,000
November 1 - November 30	80	$28.99	N/A	3,000,000
December 1 - December 31	253	$28.94	N/A	3,000,000
Total	416	$28.36	N/A	3,000,000

(1)	Represents common shares withheld by the Parent Company upon the vesting of restricted shares to cover employee tax obligations.

On September 27, 2007, the Parent Company announced that the Board of Trustees approved a share repurchase program for up to 3.0 million of the Parent Company’s outstanding common shares. Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. The Parent Company has made no repurchases under this program to date.

Market Information for and Holders of Record of Common Shares

As of December 31, 2017, there were approximately 112 registered record holders of the Parent Company’s common shares and 13 holders (other than the Parent Company) of the Operating Partnership’s common units.  These figures do not include common shares held by brokers and other institutions on behalf of shareholders.  There is no established trading market for units of the Operating Partnership.  The following table shows the high and low closing prices per common share, as reported by the New York Stock Exchange, and the cash dividends declared with respect to such shares:

			Cash Dividends
			Declared per
	High	Low	Share
2016
First quarter	$33.30	$27.70	$0.21
Second quarter	$33.28	$29.18	$0.21
Third quarter	$32.07	$26.43	$0.21
Fourth quarter	$26.96	$23.88	$0.27

2017
First quarter	$27.38	$25.12	$0.27
Second quarter	$27.96	$23.81	$0.27
Third quarter	$26.84	$22.94	$0.27
Fourth quarter	$29.65	$25.63	$0.30

For each quarter in 2016 and 2017, the Operating Partnership paid a cash distribution per unit in an amount equal to the dividend paid on a common share for each such quarter.

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders.  Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, we provide each of the Parent Company’s common shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain, or return of capital.  The characterization of the Parent Company’s dividends for 2017 consisted of an 86.602% ordinary income distribution, a 0.495% capital gain distribution, and a 12.903% return of capital distribution from earnings and profits.

We intend to continue to declare quarterly distributions.  However, we cannot provide any assurance as to the amount or timing of future distributions.  Under our Credit Facility, we are restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder’s basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares.  Return of capital distributions in excess of a shareholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Recent Sales of Unregistered Equity Securities and Use of Proceeds

Recent Sales of Unregistered Equity Securities

On December 7, 2017, the Operating Partnership entered into an agreement to acquire a self-storage property located in Texas for $12.2 million, and agreed to fund a portion of the acquisition price in the form of common units, designated Class B Units.  On January 31, 2018, the Operating Partnership closed on the acquisition and funded approximately $4.8 million of the acquisition price through the issuance of 168,011 common units.  Following a 13-month lock-up period, the holder may tender the common units for redemption by the Operating Partnership for a cash amount per common unit equal to the market value of an equivalent number of common shares of the Company.  The Company has the right, but not the obligation, to assume and satisfy the redemption obligation of the Operating Partnership by issuing one common share in exchange for each common unit tendered for redemption.  The common units were sold to a single accredited investor unaffiliated with the Company in a private placement transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) of such Act.

Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return, assuming reinvestment of dividends, on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 Index and (iii) the NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2012 and ending December 31, 2017.

Total Return Performance
300
250
200
150
100
50
Index Value
CubeSmart
S&P 500 Index
Russell 2000 Index
NAREIT All Equity REIT Index
12/31/12
12/31/13
12/31/14
12/31/15
12/31/16
12/31/17

	Period Ending
Index	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
CubeSmart	100.00	112.51	160.37	228.41	205.93	229.74
S&P 500 Index	100.00	132.39	150.51	152.59	170.84	208.14
Russell 2000 Index	100.00	138.82	145.62	139.19	168.85	193.58
NAREIT All Equity REIT Index	100.00	102.86	131.68	135.40	147.09	159.85

ITEM 6.  SELECTED FINANCIAL DATA

CUBESMART

The following table sets forth selected financial and operating data on a historical consolidated basis for the Parent Company.  The selected historical financial data as of and for each of the years in the five-year period ended December 31, 2017 are derived from the Parent Company’s consolidated financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm.  The consolidated financial statements as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and the report thereon, are included herein.  The selected data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017, the related notes, and the independent registered public accounting firm’s report. The other data presented below is not derived from the audited financial statements included herein.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Parent Company and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except per share data)
REVENUES
Rental income	$489,043	$449,601	$392,476	$330,898	$281,250
Other property related income	55,001	50,255	45,189	40,065	32,365
Property management fee income	14,899	10,183	6,856	6,000	4,780
Total revenues	558,943	510,039	444,521	376,963	318,395
OPERATING EXPENSES
Property operating expenses	181,508	165,847	153,172	132,701	118,222
Depreciation and amortization	145,681	161,865	151,789	126,813	112,313
General and administrative	34,745	32,823	28,371	28,422	29,563
Acquisition related costs	1,294	6,552	3,301	7,484	3,849
Total operating expenses	363,228	367,087	336,633	295,420	263,947
OPERATING INCOME	195,715	142,952	107,888	81,543	54,448
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(56,952)	(50,399)	(43,736)	(46,802)	(40,424)
Loan procurement amortization expense	(2,638)	(2,577)	(2,324)	(2,190)	(2,058)
Loan procurement amortization expense - early repayment of debt	—	—	—	—	(414)
Equity in losses of real estate ventures	(1,386)	(2,662)	(411)	(6,255)	(1,151)
Gains from sale of real estate, net	—	—	17,567	475	—
Other	872	1,062	(228)	(405)	8
Total other expense	(60,104)	(54,576)	(29,132)	(55,177)	(44,039)
INCOME FROM CONTINUING OPERATIONS	135,611	88,376	78,756	26,366	10,409
DISCONTINUED OPERATIONS
Income from discontinued operations	—	—	—	336	4,145
Gain from disposition of discontinued operations	—	—	—	—	27,440
Total discontinued operations	—	—	—	336	31,585
NET INCOME	135,611	88,376	78,756	26,702	41,994
NET (INCOME) LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership	(1,593)	(941)	(960)	(307)	(588)
Noncontrolling interest in subsidiaries	270	470	(84)	(16)	42
NET INCOME ATTRIBUTABLE TO THE COMPANY	134,288	87,905	77,712	26,379	41,448
Distribution to preferred shareholders	—	(5,045)	(6,008)	(6,008)	(6,008)
Preferred share redemption charge	—	(2,937)	—	—	—
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS	$134,288	$79,923	$71,704	$20,371	$35,440

Basic earnings per share from continuing operations attributable to common shareholders	$0.74	$0.45	$0.43	$0.13	$0.03
Basic earnings per share from discontinued operations attributable to common shareholders	$—	$—	$—	$0.01	$0.23
Basic earnings per share attributable to common shareholders	$0.74	$0.45	$0.43	$0.14	$0.26

Diluted earnings per share from continuing operations attributable to common shareholders	$0.74	$0.45	$0.42	$0.13	$0.03
Diluted earnings per share from discontinued operations attributable to common shareholders	$—	$—	$—	$0.01	$0.23
Diluted earnings per share attributable to common shareholders	$0.74	$0.45	$0.42	$0.14	$0.26

Weighted-average basic shares outstanding (1)	180,525	178,246	168,640	149,107	135,191
Weighted-average diluted shares outstanding (1)	181,448	179,533	170,191	150,863	137,742

AMOUNTS ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS:
Income from continuing operations	$134,288	$79,923	$71,704	$20,040	$4,392
Total discontinued operations	—	—	—	331	31,048
Net income	$134,288	$79,923	$71,704	$20,371	$35,440

	At December 31,
	2017	2016	2015	2014	2013

Balance Sheet Data (in thousands):
Storage properties, net	$3,408,790	$3,326,816	$2,872,983	$2,625,129	$2,155,170
Total assets	3,545,336	3,475,028	3,104,164	2,776,906	2,347,819
Unsecured senior notes, net	1,142,460	1,039,076	741,904	493,957	493,283
Revolving credit facility	81,700	43,300	—	78,000	38,600
Unsecured term loans, net	299,396	398,749	398,183	397,617	397,261
Mortgage loans and notes payable, net	111,434	114,618	111,455	194,844	198,869
Total liabilities	1,855,646	1,759,384	1,393,183	1,277,465	1,218,337
Noncontrolling interests in the Operating Partnership	54,320	54,407	66,128	49,823	36,275
Total CubeSmart shareholders' equity	1,629,134	1,655,382	1,643,327	1,448,026	1,092,276
Noncontrolling interests in subsidiaries	6,236	5,855	1,526	1,592	931
Total liabilities and equity	3,545,336	3,475,028	3,104,164	2,776,906	2,347,819

Other Data:
Number of stores	484	475	445	421	366
Total rentable square feet (in thousands)	33,760	32,858	30,361	28,622	24,662
Occupancy percentage	89.2%	89.7%	90.2%	89.1%	88.3%
Cash dividends declared per common share (2)	$1.11	$0.90	$0.69	$0.55	$0.46

(1)	OP units have been excluded from the earnings per share calculations as the related income or loss is presented in noncontrolling interests in the Operating Partnership.

(2)

We announced full quarterly dividends $0.11 and $0.484 per common and preferred shares, respectively, on February 21, 2013, May 29, 2013, and August 7, 2013; dividends of $0.13 and $0.484 per common and preferred shares, respectively, on December 19, 2013, February 25, 2014, May 28, 2014, and August 5, 2014; dividends of $0.16 and $0.484 per common and preferred shares, respectively, on December 16, 2014, February 24, 2015, May 27, 2015, and August 4, 2015; dividends of $0.21 and $0.484 per common and preferred shares, respectively, on December 10, 2015, February 16, 2016, June 1, 2016, and August 2, 2016; dividends of $0.174 per preferred share on September 2, 2016; dividends of $0.27 per common share on December 15, 2016, February 14, 2017, May 31, 2017, and July 25, 2017; and dividends of $0.30 per common share on December 14, 2017.

CUBESMART, L.P.

The following table sets forth selected financial and operating data on a historical consolidated basis for the Operating Partnership.  The selected historical financial data as of and for each of the years in the the five-year period ended December 31, 2017 are derived from the Operating Partnership’s consolidated financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm.  The consolidated financial statements as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and the report thereon, are included herein.  The selected data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017, the related notes, and the independent registered public accounting firm’s report. The other data presented below is not derived from the audited financial statements included herein.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Operating Partnership and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except per unit data)
REVENUES
Rental income	$489,043	$449,601	$392,476	$330,898	$281,250
Other property related income	55,001	50,255	45,189	40,065	32,365
Property management fee income	14,899	10,183	6,856	6,000	4,780
Total revenues	558,943	510,039	444,521	376,963	318,395
OPERATING EXPENSES
Property operating expenses	181,508	165,847	153,172	132,701	118,222
Depreciation and amortization	145,681	161,865	151,789	126,813	112,313
General and administrative	34,745	32,823	28,371	28,422	29,563
Acquisition related costs	1,294	6,552	3,301	7,484	3,849
Total operating expenses	363,228	367,087	336,633	295,420	263,947
OPERATING INCOME	195,715	142,952	107,888	81,543	54,448
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(56,952)	(50,399)	(43,736)	(46,802)	(40,424)
Loan procurement amortization expense	(2,638)	(2,577)	(2,324)	(2,190)	(2,058)
Loan procurement amortization expense - early repayment of debt	—	—	—	—	(414)
Equity in losses of real estate ventures	(1,386)	(2,662)	(411)	(6,255)	(1,151)
Gains from sale of real estate, net	—	—	17,567	475	—
Other	872	1,062	(228)	(405)	8
Total other expense	(60,104)	(54,576)	(29,132)	(55,177)	(44,039)
INCOME FROM CONTINUING OPERATIONS	135,611	88,376	78,756	26,366	10,409
DISCONTINUED OPERATIONS
Income from discontinued operations	—	—	—	336	4,145
Gain from disposition of discontinued operations	—	—	—	—	27,440
Total discontinued operations	—	—	—	336	31,585
NET INCOME	135,611	88,376	78,756	26,702	41,994
NET LOSS (INCOME) ATTRIBUTABLE TO
NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	270	470	(84)	(16)	42
NET INCOME ATTRIBUTABLE TO CUBESMART L.P.	135,881	88,846	78,672	26,686	42,036
Operating Partnership interests of third parties	(1,593)	(941)	(960)	(307)	(588)
NET INCOME ATTRIBUTABLE TO OPERATING PARTNER	134,288	87,905	77,712	26,379	41,448
Distribution to preferred unitholders	—	(5,045)	(6,008)	(6,008)	(6,008)
Preferred unit redemption charge	—	(2,937)	—	—	—
NET INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$134,288	$79,923	$71,704	$20,371	$35,440

Basic earnings per unit from continuing operations attributable to common unitholders	$0.74	$0.45	$0.43	$0.13	$0.03
Basic earnings per unit from discontinued operations attributable to common unitholders	$—	$—	$—	$0.01	$0.23
Basic earnings per unit attributable to common unitholders	$0.74	$0.45	$0.43	$0.14	$0.26

Diluted earnings per unit from continuing operations attributable to common unitholders	$0.74	$0.45	$0.42	$0.13	$0.03
Diluted earnings per unit from discontinued operations attributable to common unitholders	$—	$—	$—	$0.01	$0.23
Diluted earnings per unit attributable to common unitholders	$0.74	$0.45	$0.42	$0.14	$0.26

Weighted-average basic units outstanding (1)	180,525	178,246	168,640	149,107	135,191
Weighted-average diluted units outstanding (1)	181,448	179,533	170,191	150,863	137,742

AMOUNTS ATTRIBUTABLE TO COMMON UNITHOLDERS:
Income from continuing operations	$134,288	$79,923	$71,704	$20,040	$4,392
Total discontinued operations	—	—	—	331	31,048
Net income	$134,288	$79,923	$71,704	$20,371	$35,440

	At December 31,
	2017	2016	2015	2014	2013

Balance Sheet Data (in thousands):
Storage properties, net	$3,408,790	$3,326,816	$2,872,983	$2,625,129	$2,155,170
Total assets	3,545,336	3,475,028	3,104,164	2,776,906	2,347,819
Unsecured senior notes, net	1,142,460	1,039,076	741,904	493,957	493,283
Revolving credit facility	81,700	43,300	—	78,000	38,600
Unsecured term loans, net	299,396	398,749	398,183	397,617	397,261
Mortgage loans and notes payable, net	111,434	114,618	111,455	194,844	198,869
Total liabilities	1,855,646	1,759,384	1,393,183	1,277,465	1,218,337
Operating Partnership interests of third parties	54,320	54,407	66,128	49,823	36,275
Total CubeSmart L.P. Capital	1,629,134	1,655,382	1,643,327	1,448,026	1,092,276
Noncontrolling interests in subsidiaries	6,236	5,855	1,526	1,592	931
Total liabilities and capital	3,545,336	3,475,028	3,104,164	2,776,906	2,347,819

Other Data:
Number of stores	484	475	445	421	366
Total rentable square feet (in thousands)	33,760	32,858	30,361	28,622	24,662
Occupancy percentage	89.2%	89.7%	90.2%	89.1%	88.3%
Cash dividends declared per common unit (2)	$1.11	$0.90	$0.69	$0.55	$0.46

(1)	OP units have been excluded from the earnings per unit calculations as the related income or loss is presented in Operating Partnership interest of third parties.

(2)

We announced full quarterly dividends of $0.11 and $0.484 per common and preferred units, respectively, on February 21, 2013, May 29, 2013, and August 7, 2013; dividends of $0.13 and $0.484 per common and preferred units, respectively, on December 19, 2013, February 25, 2014, May 28, 2014, and August 5, 2014; dividends of $0.16 and $0.484 per common and preferred units, respectively, on December 16, 2014, February 24, 2015, May 27, 2015, and August 4, 2015; dividends of $0.21 and $0.484 per common and preferred units, respectively, on December 10, 2015, February 16, 2016, June 1, 2016, and August 2, 2016; dividends of $0.174 per preferred unit on September 2, 2016; dividends of $0.27 per common unit on December 15, 2016, February 14, 2017, May 31, 2017, and July 25, 2017; and dividends of $0.30 per common unit on December 14, 2017.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report.  Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws.  For a complete discussion of forward-looking statements, see the section in this Report entitled “Forward-Looking Statements”.  Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion.  For a discussion of such risk factors, see the section in this Report entitled “Risk Factors”.

Overview

We are an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management, and acquisition of self-storage properties.  The Parent Company’s operations are conducted solely through the Operating Partnership and its subsidiaries.  The Parent Company has elected to be taxed as a REIT for U.S. federal income tax purposes.  As of December 31, 2017 and December 31, 2016, we owned 484 and 475 self-storage properties, respectively, totaling approximately 33.8 million and 32.9 million rentable square feet, respectively.  As of December 31, 2017, we owned stores in the District of Columbia and the following 23 states:  Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, and Virginia.  In addition, as of December 31, 2017, we managed 452 stores for third parties (including 117 stores containing an aggregate of approximately 6.9 million rentable square feet as part of four separate unconsolidated real estate ventures), bringing the total number of stores we owned and/or managed to 936.  As of December 31, 2017, we managed stores for third parties in the District of Columbia and the following 31 states:  Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases.  Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage cubes to new customers while maintaining and, where possible, increasing our pricing levels.  In addition, our operating results depend on the ability of our customers to make required rental payments to us.  Our approach to the management and operation of our stores combines centralized marketing, revenue management, and other operational support with local operations teams that provide market-level oversight and control.  We believe this approach allows us to respond quickly and effectively to changes in local market conditions, and to maximize revenues by managing rental rates and occupancy levels.

We typically experience seasonal fluctuations in the occupancy levels of our stores, which are generally slightly higher during the summer months due to increased moving activity.

Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending and moving trends, as well as to increased bad debts due to recessionary pressures.  Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

We continue our focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage properties.

We have one reportable segment:  we own, operate, develop, manage, and acquire self-storage properties.

Our self-storage properties are located in major metropolitan and suburban areas and have numerous customers per store.  No single customer represents a significant concentration of our revenues.  Our stores in Florida, New York, Texas, and California provided approximately 17%, 16%, 10%, and 8%, respectively, of total revenues for the year ended December 31, 2017.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies and estimates that management believes are critical to the preparation of the consolidated financial statements included in this Report.  Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this Report.  A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (see note 2 to the consolidated financial statements).  These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty.  Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on the consolidation of VIEs.  When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights.  The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and in which the limited partners do not have substantive participating rights, or the ability to dissolve the entity or remove the Company without cause.

Self-Storage Properties

The Company records self-storage properties at cost less accumulated depreciation.  Depreciation on the buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized.  Repairs and maintenance costs are expensed as incurred.

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of stores is acquired, the purchase price is allocated to the individual stores based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age, and location of the individual store along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements, and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities.  The Company allocates a portion of the purchase price to an intangible asset attributable to the value of in-place leases.  This intangible asset is generally amortized to expense over the expected remaining term of the respective leases.  Substantially all of the leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts.  Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Long-lived assets classified as “held for use” are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the store’s basis is recoverable.  If a store’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.  There were no impairment losses recognized in accordance with these procedures during the years ended December 31, 2017, 2016, and 2015.

The Company considers long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a store (or group of stores), (b) the store is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such stores, (c) an active program to locate a buyer and other actions required to complete the plan to sell the store have been initiated, (d) the sale of the store is probable and transfer of the asset is expected to be completed within one year, (e) the store is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Stores classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Revenue Recognition

Management has determined that all our leases with customers are operating leases.  Rental income is recognized in accordance with the terms of the lease agreements or contracts, which generally are month to month.  Property management fee income is recognized monthly as services are performed and in accordance with the terms of the related management agreements.

The Company recognizes gains from disposition of stores only upon closing in accordance with the guidance on sales of real estate.  Payments received from purchasers prior to closing are recorded as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale.  Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Noncontrolling Interests

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests.  In accordance with authoritative guidance issued on noncontrolling interests in consolidated financial statements, such noncontrolling interests are reported on the consolidated balance sheets within equity/capital, separately from the Parent Company’s equity/capital.  The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption value.  On the consolidated statements of operations, revenues, expenses, and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Parent Company and noncontrolling interests.  Presentation of consolidated equity/capital activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity/capital, noncontrolling interests, and total equity/capital.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting.  Under the equity method, investments in unconsolidated joint ventures are recorded initially at cost, as investments in real estate entities, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions and impairments. On a periodic basis, management also assesses whether there are any indicators that the carrying value of the Company’s investments in unconsolidated real estate entities may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values, and third party appraisals. There were no impairment losses related to the Company’s investments in unconsolidated real estate ventures recognized during the years ended December 31, 2017, 2016 and 2015.

Income Taxes

The Parent Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004.  In management’s opinion, the requirements to maintain these elections are being met.  Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

The Parent Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits.  The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Parent Company’s ordinary income, (b) 95% of the Parent Company’s net capital gains, and (c) 100% of prior year taxable income exceeds cash distributions and certain taxes paid by the Parent Company.

Recent Accounting Pronouncements

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. This adoption method will require us to recognize the cumulative effect of initially applying the new guidance as an adjustment to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the fiscal year that we adopt the update. We are in the process of evaluating the impact of this new guidance.

   In February 2017, as part of the new revenue standard, the FASB issued ASU No. 2017-05 – Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance, which focuses on recognizing gains and losses from the transfer of nonfinancial assets in contracts with non-customers. Specifically, the new guidance defines “in substance nonfinancial asset”, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint ventures. The new guidance became effective on January 1, 2018 when the entity adopted the new revenue standard. Upon adoption, the majority of our sale transactions are now treated as dispositions of nonfinancial assets rather than dispositions of a business given the FASB’s recently revised definition of a business (see ASU No. 2017-01 below). Additionally, in partial sale transactions where we sell a controlling interest in real estate but retain a noncontrolling interest, we will now fully recognize a gain or loss on the fair value measurement of the retained interest as the new guidance eliminates the partial profit recognition model.

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create outputs. A framework is provided to evaluate when an input and a substantive process are present.  The new guidance also narrows the definition of outputs, which are defined as the results of inputs and substantive processes that provide goods or services to customers, other revenue, or investment income. The standard became effective on January 1, 2018. Upon adoption of the new guidance, the majority of future property acquisitions will now be considered asset acquisitions, resulting in the capitalization of acquisition related costs incurred in connection with these transactions and the allocation of purchase price and acquisition related costs to the assets acquired based on their relative fair values.

In November 2016, the FASB issued ASU No. 2016-18 - Statement of Cash Flows (Topic 230): Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The new guidance also requires entities to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The standard became effective on January 1, 2018. The standard requires the use of the retrospective transition method. The adoption of this guidance will not have a material impact on our consolidated financial statements as the update primarily relates to financial statement presentation and disclosures.

In August 2016, the FASB issued ASU No. 2016-15 – Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The eight items that the ASU provides classification guidance on include (1) debt prepayment and extinguishment costs, (2) settlement of zero-coupon debt instruments, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investments, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The standard became effective on January 1, 2018. The standard requires the use of the retrospective transition method. The adoption of this guidance will not have a material impact on our consolidated financial statements as the update primarily relates to financial statement presentation and disclosures.

In March 2016, the FASB issued ASU No. 2016-09 - Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. The new guidance requires entities to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. We have elected to account for forfeitures when they occur. In addition, the guidance allows employers to withhold shares to satisfy minimum statutory tax withholding requirements up to the employees’ maximum individual tax rate without causing the award to be classified as a liability. The guidance also stipulates that cash paid by an employer to a taxing authority when directly withholding shares for tax-withholding purposes should be classified as a financing activity on the statement of cash flows. The new standard became effective on January 1, 2017. The adoption of this guidance did not have a material impact on our consolidated financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification.  Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, however early adoption is permitted.  We are currently assessing the impact of the adoption of the new standard on our consolidated financial statements and related disclosures but at this time, expect the primary impact to be related to our ten ground leases in which we serve as the ground lessee (see note 14).

In May 2014, the FASB issued ASU No. 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance outlines a five-step process for customer contract revenue recognition that focuses on transfer of control as opposed to transfer of risk and rewards. The new guidance also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. In May 2016, the FASB issued ASU 2016-12 - Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which amends ASU 2014-09 and is intended to address implementation issues that were raised by stakeholders. ASU 2016-12 provides practical expedients on collectability, noncash consideration, presentation of sales tax and contract modifications and completed contracts in transition. Both standards became effective on January 1, 2018. We have finalized the impact of the adoption of ASU No. 2014-09 and ASU No. 2016-12 on our consolidated financial statements and the related disclosures using the modified retrospective transition method. The standards will not have a material impact on our consolidated statements of financial position or results of operations primarily because most of our revenue is derived from lease contracts, which are excluded from the scope of the new guidance. Our insurance fee revenue, property management fee revenue, and merchandise sale revenue are included in the scope of the new guidance, however, we identified similar performance obligations under this standard as compared with deliverables and separate units of account identified under our previous revenue recognition methodology. Accordingly, revenue recognized under the new guidance will not differ materially from revenue recognized under previous guidance and there will be no material prior year impact.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto.  Historical results set forth in the consolidated statements of operations reflect only the existing stores and should not be taken as indicative of future operations.  We consider our same-store portfolio to consist of only those stores owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. We consider a store to be stabilized once it has achieved an occupancy rate that we believe, based on our assessment of market-specific data, is representative of similar self-storage assets in the applicable market for a full year measured as of the most recent January 1 and has not been significantly damaged by natural disaster or undergone significant renovation.  We believe that same-store results are useful to investors in evaluating our performance because they provide information relating to changes in store-level operating performance without taking into account the effects of acquisitions, developments or dispositions.  As of December 31, 2017, we owned 432 same-store properties and 52 non-same-store properties.  All of the non-same-store properties were 2016 and 2017 acquisitions, dispositions, developed stores, or stores with a significant portion taken out of service.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Report.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported.  As of December 31, 2017, 2016, and 2015, we owned 484, 475, and 445 self-storage properties and related assets, respectively.

The following table summarizes the change in number of owned stores from January 1, 2015 through December 31, 2017:

	2017	2016	2015

Balance - January 1	475	445	421
Stores acquired	—	10	7
Stores developed	1	1	—
Balance - March 31	476	456	428
Stores acquired	3	7	4
Stores developed	—	1	1
Stores combined (1)	(1)	—	—
Balance - June 30	478	464	433
Stores acquired	—	7	5
Stores developed	2	—	—
Balance - September 30	480	471	438
Stores acquired	4	4	13
Stores developed	1	—	2
Stores combined (2)	(1)	—	—
Stores sold	—	—	(8)
Balance - December 31	484	475	445

(1)

On May 16, 2017, we acquired a store located in Sacramento, CA for approximately $3.7 million, which is located directly adjacent to an existing wholly-owned store. Given their proximity to each other, the stores have been combined in our store count, as well as for operational and reporting purposes.

(2)

On October 2, 2017, we acquired a store located in Keller, TX for approximately $4.1 million, which is located directly adjacent to an existing wholly-owned store. Given their proximity to each other, the stores have been combined in our store count, as well as for operational and reporting purposes.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/	%
	2017	2016	(Decrease)	Change	2017	2016	2017	2016	2017	2016	(Decrease)	Change
REVENUES:
Rental income	$444,290	$424,977	$19,313	4.5%	$44,753	$24,624	$—	$—	$489,043	$449,601	$39,442	8.8%
Other property related income	46,131	44,689	1,442	3.2%	4,643	2,574	4,227	2,992	55,001	50,255	4,746	9.4%
Property management fee income	—	—	—	0.0%	—	—	14,899	10,183	14,899	10,183	4,716	46.3%
Total revenues	490,421	469,666	20,755	4.4%	49,396	27,198	19,126	13,175	558,943	510,039	48,904	9.6%

OPERATING EXPENSES:
Property operating expenses	139,092	135,366	3,726	2.8%	18,858	11,936	23,558	18,545	181,508	165,847	15,661	9.4%
NET OPERATING INCOME (LOSS):	351,329	334,300	17,029	5.1%	30,538	15,262	(4,432)	(5,370)	377,435	344,192	33,243	9.7%

Store count	432	432			52	43			484	475
Total square footage	29,561	29,561			4,199	3,297			33,760	32,858
Period End Occupancy (1)	91.7%	91.8%			71.7%	71.4%			89.2%	89.7%
Period Average Occupancy (2)	93.1%	92.9%
Realized annual rent per occupied sq. ft. (3)	$16.15	$15.48

Depreciation and amortization									145,681	161,865	(16,184)	(10.0)%
General and administrative									34,745	32,823	1,922	5.9%
Acquisition related costs									1,294	6,552	(5,258)	(80.3)%
Subtotal									181,720	201,240	(19,520)	(9.7)%
OPERATING INCOME									195,715	142,952	52,763	36.9%

OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans									(56,952)	(50,399)	(6,553)	(13.0)%
Loan procurement amortization expense									(2,638)	(2,577)	(61)	(2.4)%
Equity in losses of real estate ventures									(1,386)	(2,662)	1,276	47.9%
Other									872	1,062	(190)	(17.9)%
Total other expense									(60,104)	(54,576)	(5,528)	(10.1)%

NET INCOME									135,611	88,376	47,235	53.4%
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership									(1,593)	(941)	(652)	(69.3)%
Noncontrolling interests in subsidiaries									270	470	(200)	(42.6)%
NET INCOME ATTRIBUTABLE TO THE COMPANY									$134,288	$87,905	$46,383	52.8%
Distribution to preferred shareholders									—	(5,045)	5,045	100.0%
Preferred share redemption charge									—	(2,937)	2,937	100.0%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS									$134,288	$79,923	$54,365	68.0%

(1)	Represents occupancy as of December 31 of the respective year.
(2)	Represents the weighted average occupancy for the period.
(3)	Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $449.6 million during 2016 to $489.0 million during 2017, an increase of $39.4 million, or 8.8%.  The increase in same-store revenue was due primarily to an increase in average occupancy of 20 basis points and higher rental rates.  Realized annual rent per square foot on our same-store portoflio increased 4.3% as a result of higher rates for new and existing customers during 2017 as compared to 2016.  The remaining increase is primarily attributable to $20.1 million of additional income from the stores acquired in 2016 and 2017 included in our non-same store portfolio.

Other property related income consists of late fees, administrative charges, customer insurance fees, sales of storage supplies, and other ancillary revenues.  Other property related income increased from $50.3 million in 2016 to $55.0 million in 2017, an increase of $4.7 million, or 9.4%.  The $1.4 million increase in same-store property related income is mainly attributable to increased insurance participation and higher average occupancy.  The remainder of the increase is attributable to other property income derived from the stores acquired or opened in 2016 and 2017 included in our non-same store portfolio.

Property management fee income increased from $10.2 million during 2016 to $14.9 million during 2017, an increase of $4.7 million, or 46.3%.  This increase is attributable to an increase in management fees related to the third-party management business resulting from more stores under management and higher revenue at managed stores (452 stores as of December 31, 2017 compared to 316 stores as of December 31, 2016).

Operating Expenses

Property operating expenses increased from $165.8 million in 2016 to $181.5 million in 2017, an increase of $15.7 million, or 9.4%, which is primarily attributable to $7.0 million of increased expenses associated with newly acquired stores, a $3.7 million increase in property operating expenses on the same-store portfolio, primarily due to higher property tax expenses, and $0.9 million related to hurricane damage, net of expected insurance proceeds.

Depreciation and amortization decreased from $161.9 million in 2016 to $145.7 million in 2017, a decrease of $16.2 million, or 10.0%.  This decrease is primarily attributable to five-year assets acquired as part of the Company’s property acquisitions in 2011 and 2012 that became fully depreciated during 2016 and 2017.

General and administrative expenses increased from $32.8 million in 2016 to $34.7 million in 2017, an increase of $1.9 million, or 5.9%. The change is primarily attributable to increased professional fees and payroll expenses resulting from additional employee headcount to support our growth.

Acquisition related costs decreased from $6.6 million during 2016 to $1.3 million during 2017, a decrease of $5.3 million, or 80.3%. Acquisition-related costs are non-recurring and fluctuate based on periodic investment activity.

Other (expense) income

Interest expense on loans increased from $50.4 million during the year ended December 31, 2016 to $57.0 million during the year ended December 31, 2017, an increase of $6.6 million, or 13.0%.  The increase is primarily attributable to a higher amount of outstanding debt during 2017 as compared to 2016, partially offset by lower interest rates during 2017. The average debt balance increased $199.4 million to $1.6 billion during 2017 as compared to $1.4 billion during 2016 as the result of borrowings to fund a portion of the Company’s acquisition acitivity.  The weighted average effective interest rate on our outstanding debt decreased from 3.82% during 2016 to 3.79% during 2017.

Equity in losses of real estate ventures fluctuated from a loss of $2.7 million during the year ended December 31, 2016 to a loss of $1.4 million during the year ended December 31, 2017, a change of $1.3 million, or 47.9%.  The change is mainly driven by our share of the losses attributable to HVP III, a real estate venture in which we own a 10% interest.  The loss incurred in 2016 was primarily the result of amortization expense associated with the in-place lease intangible that was recorded in connection with HVP III’s acquisition of 68 properties during 2015 and 2016. These assets became fully amortized during 2016 and 2017.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/	%
	2016	2015	(Decrease)	Change	2016	2015	2016	2015	2016	2015	(Decrease)	Change
REVENUES:
Rental income	$402,239	$375,149	$27,090	7.2%	$47,362	$17,327	$—	$—	$449,601	$392,476	$57,125	14.6%
Other property related income	42,172	40,194	1,978	4.9%	5,091	2,039	2,992	2,956	50,255	45,189	5,066	11.2%
Property management fee income	—	—	—	0.0%	—	—	10,183	6,856	10,183	6,856	3,327	48.5%
Total revenues	444,411	415,343	29,068	7.0%	52,453	19,366	13,175	9,812	510,039	444,521	65,518	14.7%

OPERATING EXPENSES:
Property operating expenses	126,824	127,209	(385)	(0.3)%	20,478	8,210	18,545	17,753	165,847	153,172	12,675	8.3%
NET OPERATING INCOME (LOSS):	317,587	288,134	29,453	10.2%	31,975	11,156	(5,370)	(7,941)	344,192	291,349	52,843	18.1%

Store count	407	407			68	38			475	445
Total square footage	27,828	27,828			5,030	2,533			32,858	30,361
Period End Occupancy (1)	91.8%	91.6%			78.3%	75.4%			89.7%	90.2%
Period Average Occupancy (2)	92.9%	92.1%
Realized annual rent per occupied sq. ft. (3)	$15.56	$14.63

Depreciation and amortization									161,865	151,789	10,076	6.6%
General and administrative									32,823	28,371	4,452	15.7%
Acquisition related costs									6,552	3,301	3,251	98.5%
Subtotal									201,240	183,461	17,779	9.7%
OPERATING INCOME									142,952	107,888	35,064	32.5%

OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans									(50,399)	(43,736)	(6,663)	(15.2)%
Loan procurement amortization expense									(2,577)	(2,324)	(253)	(10.9)%
Equity in losses of real estate ventures									(2,662)	(411)	(2,251)	(547.7)%
Gains from sale of real estate, net									—	17,567	(17,567)	(100.0)%
Other									1,062	(228)	1,290	565.8%
Total other expense									(54,576)	(29,132)	(25,444)	(87.3)%

NET INCOME									88,376	78,756	9,620	12.2%
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership									(941)	(960)	19	2.0%
Noncontrolling interests in subsidiaries									470	(84)	554	659.5%
NET INCOME ATTRIBUTABLE TO THE COMPANY									$87,905	$77,712	$10,193	13.1%
Distribution to preferred shareholders									(5,045)	(6,008)	963	16.0%
Preferred share redemption charge									(2,937)	—	(2,937)	(100.0)%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS									$79,923	$71,704	$8,219	11.5%

(1)	Represents occupancy as of December 31 of each respective year.
(2)	Represents the weighted average occupancy for the period.
(3)	Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $392.5 million during 2015 to $449.6 million during 2016, an increase of $57.1 million, or 14.6%.  The increase in same-store revenue was due primarily to an increase in average occupancy of 80 basis points and higher rental rates.  Realized annual rent per square foot on our same-store portoflio increased 6.4% as a result of higher rates for new and existing customers during 2016 as compared to 2015.  The remaining increase is primarily attributable to $30.0 million of additional income from the stores acquired in 2015 and 2016 included in our non-same store portfolio.

Other property related income consists of late fees, administrative charges, customer insurance fees, sales of storage supplies and other ancillary revenues.  Other property related income increased from $45.2 million in 2015 to $50.3 million in 2016, an increase of $5.1 million, or 11.2%.  This increase is primarily attributable to increased fee revenue and insurance fees of $3.5 million on the stores acquired in 2015 and 2016 and a $2.0 million increase in same-store property related income mainly attributable to increased insurance participation and higher average occupancy, offset by a decrease of $0.4 million of income relating to the disposals of nine stores in 2015.

Property management fee income increased to $10.2 million in 2016 from $6.9 million during 2015, an increase of $3.3 million, or 48.5%.  This increase is attributable to an increase in management fees related to the third-party management business resulting from more stores under management and higher revenue at managed stores (316 stores as of December 31, 2016 compared to 227 stores as of December 31, 2015).

Operating Expenses

Property operating expenses increased from $153.2 million in 2015 to $165.8 million in 2016, an increase of $12.7 million, or 8.3%, which is primarily attributable to $12.3 million of increased expenses associated with newly acquired stores.

Depreciation and amortization increased from $151.8 million in 2015 to $161.9 million in 2016, an increase of $10.1 million, or 6.6%.  This increase is primarily attributable to depreciation and amortization expense related to the 2015 and 2016 acquisitions.

General and administrative expenses increased from $28.4 million in 2015 to $32.8 million in 2016, an increase of $4.5 million, or 15.7%. The change is primarily attributable to $4.1 million of increased payroll expenses resulting from additional employee headcount to support our growth.

Acquisition related costs increased from $3.3 million during 2015 to $6.6 million during 2016, an increase of $3.3 million, or 98.5%. Acquisition-related costs are non-recurring and fluctuate based on periodic investment activity.

Other (expense) income

Interest expense on loans increased from $43.7 million during the year ended December 31, 2015 to $50.4 million during the year ended December 31, 2016, an increase of $6.7 million, or 15.2%.  The increase is primarily attributable to a higher amount of outstanding debt during 2016 as compared to 2015. The average debt balance increased $234.6 million to $1.4 billion during 2016 as compared to $1.2 billion during 2015 as the result of borrowings to fund a portion of the Company’s acquisition activity.

Equity in losses of real estate ventures increased from $0.4 million during the year ended December 31, 2015 to $2.7 million during the year ended December 31, 2016, an increase of $2.3 million, or 547.7%.  The increase is mainly driven by our share of the losses attributable to HVP III, a real estate venture in which we own a 10% interest.  The loss incurred in 2016 was primarily the result of amortization expense associated with the in-place lease intangible that was recorded in connection with HVP III’s acquisition of 68 properties. The amortization expense did not exist in 2015 as the acquisitions took place during the fourth quarter of 2015 and throughout 2016.

Gains from sale of real estate, net were $17.6 million for the year ended December 31, 2015 with no comparable amounts for the year ended December 31, 2016. These gains are determined on a transactional basis and, accordingly, are not comparable across reporting periods.

Other income (expense) increased $1.3 million from 2015 to 2016 primarily due to acquisition fees earned in conjunction with HVP III’s acquisition of 68 self-storage properties.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as NOI, as total continuing revenues less continuing property operating expenses.  NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, loan procurement amortization expense — early repayment of debt, acquisition related costs, equity in losses of real estate ventures, other expense, depreciation and amortization expense, general and administrative expense, and deducting from net income (loss): gains from sale of real estate, net, income from discontinued operations, gains from disposition of discontinued operations, other income, gains from remeasurement of investments in real estate ventures and interest income.  NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our stores, and for all of our stores in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

•

it is one of the primary measures used by our management and our store managers to evaluate the economic productivity of our stores, including our ability to lease our stores, increase pricing and occupancy, and control our property operating expenses;

•

it is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•

it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income.  We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income.  NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

FFO

Funds from operations (“FFO”) is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance.  The April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts, as amended, defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate and related impairment charges, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a key performance indicator in evaluating the operations of our stores. Given the nature of our business as a real estate owner and operator, we consider FFO a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States.  We believe that FFO is useful to management and investors as a starting point in measuring our operational performance because FFO excludes various items included in net income that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of real estate, gains from remeasurement of investments in real estate ventures, impairments of depreciable assets, and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies.

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO does not represent cash generated from operating activities determined in accordance with GAAP and is not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO should be compared with our reported net income and considered in addition to cash flows computed in accordance with GAAP, as presented in our Consolidated Financial Statements.

FFO, as adjusted

FFO, as adjusted represents FFO as defined above, excluding the effects of acquisition related costs, gains or losses from early extinguishment of debt, and non-recurring items, which we believe are not indicative of the Company’s operating results.  We present FFO, as adjusted because we believe it is a helpful measure in understanding our results of operations insofar as we believe that the items noted above that are included in FFO, but excluded from FFO, as adjusted are not indicative of our ongoing operating results.  We also believe that the analyst community considers our FFO, as adjusted (or similar measures using different terminology) when evaluating us.  Because other REITs or real estate companies may not compute FFO, as adjusted in the same manner as we do, and may use different terminology, our computation of FFO, as adjusted may not be comparable to FFO, as adjusted reported by other REITs or real estate companies.

The following table presents a reconciliation of net income to FFO and FFO, as adjusted, for the years ended December 31, 2017 and 2016 (in thousands):

	For the Year Ended December 31,
	2017	2016

Net income attributable to the Company’s common shareholders	$134,288	$79,923

Add:
Real estate depreciation and amortization:
Real property	142,961	159,495
Company’s share of unconsolidated real estate ventures	10,243	11,016
Noncontrolling interests in the Operating Partnership	1,593	941
FFO attributable to common shareholders and OP unitholders	$289,085	$251,375

Add:
Loan procurement amortization expense - early repayment of debt	190	—
Acquisition related costs (1)	1,319	6,932
Preferred share redemption charge	—	2,937
Property damage related to hurricanes, net of expected insurance proceeds (2)	874	—
FFO, as adjusted, attributable to common shareholders and OP unitholders	$291,468	$261,244

Weighted-average diluted shares outstanding	181,448	179,533
Weighted-average diluted units outstanding	2,150	2,158
Weighted-average diluted shares and units outstanding	183,598	181,691

(1)	Acquisition related costs for the year ended December 31, 2016 includes $0.4 million of acquisition related costs that are included in the Company’s share of equity in losses of real estate ventures.

(2)

Property damage related to hurricanes, net of expected insurance proceeds for the year ended December 31, 2017 includes $0.1 million of storm damage related costs that are included in the Company’s share of equity in losses of real estate ventures.

Cash Flows

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31,
Net cash provided by (used in):	2017	2016	Change
	(in thousands)

Operating activities	$293,438	$265,164	$28,274
Investing activities	$(147,824)	$(544,471)	$396,647
Financing activities	$(143,319)	$219,411	$(362,730)

Cash provided by operating activities for the years ended December 31, 2017 and 2016 was $293.4 million and $265.2 million, respectively, reflecting an increase of $28.3 million.  Our increased cash flow from operating activities is primarily attributable to our 2016 and 2017 acquisitions and increased net operating income levels on the same-store portfolio in the 2017 period as compared to the 2016 period.

Cash used in investing activities was $147.8 million in 2017 and $544.5 million in 2016, a decrease of $396.6 million driven by a decrease in cash used for acquisitions of self-storage properties.  Cash used during 2017 related to the acquisition of seven stores for an aggregate purchase price of $80.7 million, inclusive of $6.2 million of assumed debt and $12.3 million of OP units issued, while cash used in investing activities during 2016 related to the acquisition of 28 stores for an aggregate purchase price of $403.6 million, inclusive of $6.5 million of assumed debt. The change is also driven by a decrease in cash used for development costs resulting from the acquisition of a development property by a consolidated joint venture for $67.2 million, inclusive of $35.0 million of assumed debt, during 2016.

Cash used in financing activities was $143.3 million in 2017 compared to cash provided by financing activities of $219.4 million in 2016, a change of $362.7 million.  The change is primarily a result of $298.5 million of net proceeds from our issuance of unsecured senior notes in August 2016 compared to $103.2 of net proceeds from our issuance of unsecured senior notes in April 2017. There was also a $106.5 million decrease in proceeds received from the issuance of common shares from 2016 to 2017 and a $100.0 million term loan repayment during April 2017 with no comparable repayment in the prior year.  We also paid $77.6 million to redeem our 7.75% Series A Preferred shares in November 2016 with no similar transaction in 2017. Additionally, cash distributions paid to common shareholders, preferred shareholders, and noncontrolling interests in the Operating Partnership increased $39.6 million from 2016 to 2017, resulting primarily from the increase in the common dividend per share and number of shares outstanding.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2016 and 2015 is as follows:

	Year Ended December 31,
Net cash provided by (used in):	2016	2015	Change
	(in thousands)

Operating activities	$265,164	$217,272	$47,892
Investing activities	$(544,471)	$(374,608)	$(169,863)
Financing activities	$219,411	$217,304	$2,107

Cash provided by operating activities for the years ended December 31, 2016 and 2015 was $265.2 million and $217.3 million, respectively, an increase of $47.9 million.  Our increased cash flow from operating activities is primarily attributable to our 2015 and 2016 acquisitions and increased net operating income levels on the same-store portfolio in the 2016 period as compared to the 2015 period.

Cash used in investing activities was $544.5 million in 2016 and $374.6 million in 2015, an increase of $169.9 million driven by an increase in cash used for acquisitions of self-storage properties.  Cash used during 2016 relates to the acquisition of 28 stores for an aggregate purchase price of $403.6 million, inclusive of $6.5 million of assumed debt, while cash used in investing activities during 2015 relates to the acquisition of 29 stores for an aggregate purchase price of $292.4 million, inclusive of $2.7 million of assumed debt. The change is also driven by a $62.4 million increase in cash used for development costs, resulting primarily from the acquisition of a development property by a consolidated joint venture in the second quarter of 2016 for $67.2 million, inclusive of $35.0 million of assumed debt.

Cash provided by financing activities was $219.4 million in 2016 and $217.3 million in 2015, an increase of $2.1 million.  From 2015 to 2016, proceeds from the issuance of unsecured senior notes increased $49.2 million and net proceeds in revolving credit facility borrowings increased $121.3 million. A $47.6 million decrease in principal payments on mortgage loans, resulting primarily from the repayment of five secured loans during 2016 for $34.9 million compared to four repayments during 2015 for $82.6 million also contributed to the increase in net cash inflows provided by financing activities from 2015 to 2016. These increases were offset by a $43.1 million increase in cash distributions paid to common shareholders, preferred shareholders and noncontrolling interests in the Operating Partnership during 2016 compared to 2015, resulting primarily from the increase in the common dividend per share and number of shares outstanding. The increases were also offset by $77.6 million paid to redeem our 7.75% Series A Preferred shares in November 2016 with no similar transaction in 2015 and a $97.9 million decrease in proceeds from the issuance of common shares in 2016 as compared to 2015.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity used to fund debt service, distributions and capital expenditures.  We derive substantially all of our revenue from customers who lease space from us at our stores and fees earned from managing stores.  Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers.  We believe that the properties in which we invest, self-storage properties, are less sensitive than other real estate product types to near-term economic downturns.  However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, the Parent Company is required to distribute at least 90% of REIT taxable income, excluding capital gains, to its shareholders on an annual basis or pay federal income tax.  The nature of our business, coupled with the requirement that we distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short term and the long term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our stores, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders, capital expenditures, and the development of new stores.  These funding requirements will vary from year to year, in some cases significantly.  In the 2018 fiscal year, we expect recurring capital expenditures to be approximately $12.0 million to $16.0 million, planned capital improvements and store upgrades to be approximately $5.0 million to $8.0 million and costs associated with the development of new stores to be approximately $60.0 million to $75.0 million.  Our currently scheduled principal payments on debt, including borrowings outstanding on the Credit Facility and Term Loan Facility, are approximately $2.7 million in 2018.

Our most restrictive financial covenants limit the amount of additional leverage we can add; however, we believe cash flows from operations, access to equity financing, including through our “at-the-market” equity program, and available borrowings under our Credit Facility provide adequate sources of liquidity to enable us to execute our current business plan and remain in compliance with our covenants.

Our liquidity needs beyond 2018 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating stores; (iii) acquisitions of additional stores; and (iv) development of new stores. We will have to satisfy the portion of our needs not covered by cash flow from operations through additional borrowings, including borrowings under our Credit Facility, sales of common or preferred shares of the Parent Company and common or preferred units of the Operating Partnership and/or cash generated through store dispositions and joint venture transactions.

We believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity.  However, we cannot provide any assurance that this will be the case.  Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders.  In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing.  There can be no assurance that such capital will be readily available in the future.  Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

As of December 31, 2017, we had approximately $5.3 million in available cash and cash equivalents.  In addition, we had approximately $417.6 million of availability for borrowings under our Credit Facility.

Unsecured Senior Notes

Our unsecured senior notes are summarized as follows (collectively referred to as the “Senior Notes”):

	December 31,	December 31,	Effective	Issuance	Maturity
Unsecured Senior Notes	2017	2016	Interest Rate	Date	Date
	(in thousands)
$250M 4.800% Guaranteed Notes due 2022	$250,000	$250,000	4.82%	Jun-12	Jul-22
$300M 4.375% Guaranteed Notes due 2023 (1)	300,000	250,000	4.33%	Various (1)	Dec-23
$300M 4.000% Guaranteed Notes due 2025 (2)	300,000	250,000	3.99%	Various (2)	Nov-25
$300M 3.125% Guaranteed Notes due 2026	300,000	300,000	3.18%	Aug-16	Sep-26
Principal balance outstanding	1,150,000	1,050,000
Less: Discount on issuance of unsecured senior notes, net	(617)	(3,971)
Less: Loan procurement costs, net	(6,923)	(6,953)
Total unsecured senior notes, net	$1,142,460	$1,039,076

(1)

On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.375% senior notes due 2023, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.375% senior notes due December 15, 2023 issued on December 17, 2013.  The $50.0 million and $250.0 million traunches were priced at 105.040% and 98.995%, respectively, of the principal amount to yield 3.495% and 4.501%, respectively, to maturity.  The combined weighted-average effective interest rate of the 2023 notes is 4.330%.

(2)

On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.000% senior notes due November 15, 2025 issued on October 26, 2015.  The $50.0 million and $250.0 million traunches were priced at 101.343% and 99.735%, respectively, of the principal amount to yield 3.811% and 4.032%, respectively, to maturity.  The combined weighted-average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1 after giving effect to the incurrence of the debt.  The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt.  The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2017, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

Revolving Credit Facility and Unsecured Term Loans

On December 9, 2011, we entered into a credit agreement (the “Credit Facility”), which was subsequently amended on April 5, 2012, June 18, 2013, and April 22, 2015 to provide for, amongst other things, a $500.0 million unsecured revolving facility (the “Revolver”) with a maturity date of April 22, 2020.  Pricing on the Revolver is dependent on our unsecured debt credit ratings. At our current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.25% over LIBOR, inclusive of a facility fee of 0.15%.  As of December 31, 2017, $417.6 million was available for borrowing under the Revolver.  The available balance under the Revolver is reduced by an outstanding letter of credit of $0.7 million.  As of December 31, 2017, we also had a $200.0 million unsecured term loan outstanding under the Credit Facility, which is included in the table below.

On June 20, 2011, we entered into an unsecured term loan agreement (the “Term Loan Facility”), which was subsequently amended on June 18, 2013 and August 5, 2014, consisting of a $100.0 million unsecured term loan with a five-year maturity and a $100.0 million unsecured term loan with a seven-year maturity.

Our unsecured term loans under the Credit Facility and Term Loan Facility are summarized below:

	Carrying Value as of:		Effective Interest
	December 31,	December 31,	Rate as of	Maturity
Unsecured Term Loans	2017	2016	December 31, 2017 (1)	Date
	(in thousands)
Credit Facility
Unsecured term loan	$200,000	$200,000	2.86%	Jan-19
Term Loan Facility
Unsecured term loan (2)	—	100,000	—%	Jun-18
Unsecured term loan (3)	100,000	100,000	3.62%	Jan-20
Principal balance outstanding	300,000	400,000
Less: Loan procurement costs, net	(604)	(1,251)
Total unsecured term loans, net	$299,396	$398,749

(1)

Pricing on the Term Loan Facility and the unsecured term loan under the Credit Facility is dependent on our unsecured debt credit ratings. At our current Baa2/BBB level, amounts drawn under the term loan scheduled to mature in January 2019 are priced at 1.30% over LIBOR, while amounts drawn under the term loan scheduled to mature in January 2020 are priced at 1.15% over LIBOR, excluding the impact of interest rate swaps.  As of December 31, 2017, borrowings under the Credit Facility, inclusive of the Revolver, and Term Loan Facility, as amended and after giving effect to the interest rate swaps, had an effective weighted average interest rate of 3.05%.

(2)

On April 6, 2017, we used the net proceeds from the issuance of $50.0 million of our 4.375% Senior Notes due 2023 and $50.0 million of our 4.000% Senior Notes due 2025 to repay all of the outstanding indebtedness under our unsecured term loan that was scheduled to mature in June 2018.  Unamortized loan procurement costs of $0.2 million were written off in conjunction with the repayment.

(3)	As of December 31, 2017, we had interest rate swaps in place on these borrowings that fix 30-day LIBOR.

The Term Loan Facility and the unsecured term loan under the Credit Facility were fully drawn as of December 31, 2017 and no further borrowings may be made under the term loans.  Our ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include:

•	Maximum total indebtedness to total asset value of 60.0% at any time;

•	Minimum fixed charge coverage ratio of 1.50:1.00; and

•	Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the Credit Facility and Term Loan Facility, we are restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of funds from operations, and (ii) such amount as may be necessary to maintain the Parent Company’s REIT status.

As of December 31, 2017, we were in compliance with all of our financial covenants and we anticipate being in compliance with all of our financial covenants through the terms of the Credit Facility and Term Loan Facility.

Issuance of Common Shares

We maintain an at-the-market equity program that enables us to offer and sell up to 40.0 million common shares through sales agents pursuant to equity distribution agreements (the “Equity Distribution Agreements”).  Our sales activity under the program for the years ended December 31, 2017, 2016, and 2015 is summarized below:

	For the year ended December 31,
	2017	2016	2015
	(Dollars and shares in thousands, except per share amounts)
Number of shares sold	1,036	4,408	8,977
Average sales price per share	$29.13	$31.25	$26.35
Net proceeds after deducting offering costs	$29,642	$136,120	$234,240

We used proceeds from sales of common shares under the program during the years ended December 31, 2017, 2016, and 2015 to fund acquisitions of storage properties and for general corporate purposes.  As of December 31, 2017, 2016, and 2015, 4.7 million common shares, 5.8 million common shares, and 10.2 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

Redemption of Preferred Shares

On November 2, 2016, we completed the redemption of all of our 3,100,000 outstanding shares of 7.75% Series A Cumulative Redeemable Preferred Shares at a cash redemption price of $25.00 per share plus accumulated and unpaid dividends. The redemption price of $77.5 million was paid by the Company from available cash balances. In connection with the redemption, we recognized a charge of $2.9 million related to excess redemption costs over the original net proceeds.

Recent Developments

Subsequent to December 31, 2017, we acquired one self-storage property in Texas for a purchase price of $12.2 million. We funded the purchase price with $7.4 million of cash and $4.8 million through the issuance of 168,011 common units. Following a 13-month lock-up period, the holder may tender the common units for redemption by the Operating Partnership for a cash amount per common unit equal to the market value of an equivalent number of common shares of the Company.  We have the right, but not the obligation, to assume and satisfy the redemption obligation of the Operating Partnership by issuing one common share in exchange for each common unit tendered for redemption.

Other Material Changes in Financial Position

	December 31,
	2017	2016	Change
		(in thousands)
Selected Assets
Storage properties, net	$3,408,790	$3,326,816	$81,974

Selected Liabilities
Unsecured senior notes, net	$1,142,460	$1,039,076	$103,384
Revolving credit facility	$81,700	$43,300	$38,400
Unsecured term loans, net	$299,396	$398,749	$(99,353)
Accounts payable, accrued expenses and other liabilities	$143,344	$93,764	$49,580

Storage properties, net of accumulated depreciation, increased $82.0 million primarily as a result of the acquisition of seven self-storage properties, fixed asset additions, and development costs incurred during the year.

The increase in Unsecured senior notes, net of $103.4 million was the result of the issuance of $50.0 million of our 4.375% senior notes due 2023, which are part of the same series as the $250.0 million principal amount of our 4.375% senior notes due December 15, 2023 issued on December 17, 2013, and the issuance of $50.0 million of our 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of our 4.000% senior notes due November 15, 2025 issued on October 26, 2015.

Revolving credit facility increased $38.4 million primarily as a result of the acquisition of seven self-storage properties, fixed asset additions, and development costs incurred during the year.

The decrease in Unsecured term loans, net of $99.4 million was the result of the repayment of the outstanding indebtedness under our unsecured term loan that was scheduled to mature in June of 2018.

Accounts payable, accrued expenses and other liabilities increased $49.6 million primarily as a result of accrued development costs. Five of our development joint venture agreements provide the option for the noncontrolling members to put their ownership interest in the ventures to us within the one-year period after construction of each store is substantially complete. Additionally, we have a one-year option to call the ownership interest of the noncontrolling members beginning on the second anniversary of each store’s construction being substantially complete. We are accreting the respective liabilities, which totaled $63.0 million and $27.8 million as of December 31, 2017 and 2016, respectively, during the development periods.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2017 (in thousands):

	Payments Due by Period
							2023 and
	Total	2018	2019	2020	2021	2022	thereafter
Mortgage loans and notes payable (1)	$108,796	$2,650	$11,652	$12,791	$45,057	$923	$35,723
Revolving credit facility and unsecured term loans	381,700	—	200,000	181,700	—	—	—
Unsecured senior notes	1,150,000	—	—	—	—	250,000	900,000
Interest payments	349,168	63,793	58,157	52,275	49,437	42,719	82,787
Ground leases	133,039	2,500	2,670	2,743	2,812	2,971	119,343
Software and service contracts	600	497	73	30	—	—	—
Development commitments	82,728	70,199	12,529	—	—	—	—
	$2,206,031	$139,639	$285,081	$249,539	$97,306	$296,613	$1,137,853

(1)	Amounts do not include unamortized discounts/premiums.

We expect to satisfy contractual obligations owed in 2018 through a combination of cash generated from operations and from draws on the revolving portion of our Credit Facility.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with other unconsolidated entities (other than our co-investment partnerships) or other persons, also known as variable interest entities not previously discussed.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows, and fair values relevant to financial instruments depend upon prevailing market interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of derivative financial instruments such as interest rate swaps or caps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt.  The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.  The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period.  Market values are the present value of projected future cash flows based on the market interest rates chosen.

As of December 31, 2017 our consolidated debt consisted of $1.4 billion of outstanding mortgages, unsecured senior notes, and unsecured term loans that are subject to fixed rates, including variable rate debt that is effectively fixed through our use of interest rate swaps.  Additionally, as of December 31, 2017, there were $81.7 million and $200.0 million of outstanding credit facility and unsecured term loan borrowings, respectively, subject to floating rates.  Changes in market interest rates have different impacts on the fixed and variable rate portions of our debt portfolio.  A change in market interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows.  A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market interest rates increase by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt, unsecured senior notes, and unsecured term loans would decrease by approximately $74.4 million.  If market interest rates decrease by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt, unsecured senior notes, and unsecured term loans would increase by approximately $84.2 million.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this Report.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.  CONTROLS AND PROCEDURES

Controls and Procedures (Parent Company)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Parent Company carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Parent Company’s chief executive officer and chief financial officer have concluded that the Parent Company’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Parent Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Parent Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Parent Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Parent Company is set forth on page F-2 of this Report, and is incorporated herein by reference. The effectiveness of the Parent Company’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Controls and Procedures (Operating Partnership)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of its management, including the Operating Partnership’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Operating Partnership’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Operating Partnership’s chief executive officer and chief financial officer have concluded that the Operating Partnership’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Operating Partnership’s management, including the Operating Partnership’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Operating Partnership’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Operating Partnership is set forth on page F-3 of this Report, and is incorporated herein by reference. The effectiveness of the Operating Partnership’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.cubesmart.com.  We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement for the Annual Shareholders Meeting to be held in 2018 (the “Proxy Statement”) under the captions “Proposal 1: Election of Trustees,” “Executive Officers,” “Meetings and Committees of the Board of Trustees,” and “Shareholder Proposals and Nominations for the 2018 Annual Meeting.”  The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Section 16(a) Beneficial Ownership Reporting Compliance.”

ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Compensation Committee Report,” “Meetings and Committees of the Board of Trustees Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Severence Plan and Potential Payments Upon Termination or Change in Control,” and “Trustee Compensation.”

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2017.

Number of securities remaining
	Number of securities to		Weighted-average		available for future issuance under
	be issued upon exercise		exercise price of		equity compensation plans
	of outstanding options,		outstanding options,		(excluding securities
Plan Category	warrants and rights		warrants and rights		reflected in column(a))
	(a)		(b)		(c)
Equity compensation plans approved by shareholders	1,833,173	(1)	$16.55	(2)	4,936,124
Equity compensation plans not approved by shareholders	—
Total	1,833,173		$16.55		4,936,124

(1)	Excludes 470,048 shares subject to outstanding restricted share unit awards.

(2)	This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Security Ownership of Management” and “Security Ownership of Beneficial Owners.”

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Corporate Governance - Independence of Trustees,” “Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons,” and “Transactions With Related Persons.”

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm” and “- Audit Committee Pre-Approval Policies and Procedures.”

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements.

The response to this portion of Item 15 is submitted as a separate section of this report.

2. Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

3. Exhibits.

The list of exhibits filed with this Report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) Exhibits.  The following documents are filed as exhibits to this report:

3.1*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 28, 2015.

3.2*	Articles of Restatement of the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 28, 2015.

3.3*

Articles Supplementary to Declaration of Trust of CubeSmart classifying and designating CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 3.3 to CubeSmart’s Form 8-A, filed on October 31, 2011.

3.4*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 3, 2016.

3.5*	Third Amended and Restated Bylaws of CubeSmart, effective September 14, 2011, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.6*	Certificate of Limited Partnership of U-Store-It, L.P., incorporated by reference to Exhibit 3.1 to CubeSmart, L.P.’s Registration Statement on Form 10, filed on July 15, 2011.

3.7*

Amendment No. 1 to Certificate of Limited Partnership of CubeSmart, L.P., dated September 14, 2011, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.8*

Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

3.9*

Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of September 14, 2011, incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.10*

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2011.

3.11*

Class C Unit Supplement No. 1 to Second Amended and Restated Agreement of Limites Partnership of CubeSmart, L.P. dates as of April 12, 2017, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on April 18, 2017.

3.12*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 2, 2017.

3.13*	First Amendment to Third Amended and Restated Bylaws of CubeSmart, effective June 1, 2017, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on June 2, 2017.

4.1*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

4.2*

Form of Certificate for CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 4.1 to CubeSmart’s Form 8-A, filed on October 31, 2011.

4.3*

Indenture, dated as of September 16, 2011, among CubeSmart, L.P., CubeSmart and U.S. Bank National Association, incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3, filed on September 16, 2011.

4.4*

First Supplemental Indenture, dated as of June 26, 2012, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.5*

Form of $250 million aggregate principal amount of 4.80% senior note due July 15, 2022, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.6*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.7*

Second Supplemental Indenture, dated as of December 17, 2013, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.8*

Form of $250 million aggregate principal amount of 4.375% senior notes due December 15, 2023, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.9*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.10*

Third Supplemental Indenture, dated as of October 26, 2015, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 26, 2015.

4.11*

Form of $250 million aggregate principal amount of 4.000% senior note due November 15, 2025, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on October 26, 2015.

4.12*

Fourth Supplemental Indenture, dated as of August 15, 2016, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.13*

Form of $300 million aggregate principal amount of 3.125% senior notes due September 1, 2026, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.14*	Form of CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.15*

Form of $50 million aggregate principal amount of 4.375% senior notes due December 15, 2023, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

4.16*

Form of $50 million aggregate principal amount of 4.000% senior notes due November 15, 2025, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

4.17*

Fifth Supplemental Indenture, dated as of April 4, 2017, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

10.1*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue (substantially identical agreements have been entered into with Dean Jernigan, Christopher P. Marr, Timothy M. Martin, Jeffrey P. Foster, William M. Diefenderfer III, Piero Bussani, Dorothy Dowling, John W. Fain, Marianne M. Keler, John F. Remondi, Jeffrey F. Rogatz, and Deborah R. Salzberg), incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

10.2*†

Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.3*†

Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on April 24, 2006.

10.4*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.5*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.6*†

Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.7*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.8*†

Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.9*†

U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.10*†

U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.11*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 6, 2005.

10.12*

Term Loan Agreement dated as of June 20, 2011 by and among U-Store-It, L.P., as Borrower, U-Store-It Trust, and Wells Fargo Securities, LLC and PNC Capital Markets LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 23, 2011.

10.13*

Credit Agreement dated as of December 9, 2011 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Securities, LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, as Revolver and Tranche A joint lead arrangers and joint bookrunners and Wells Fargo Securities, LLC, as Tranche B sole lead arranger and sole bookrunner, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 14, 2011.

10.14*†

Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.15*†

Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.16*†

Form of 2012 Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 31, 2012.

10.17*

First Amendment to Credit Agreement, dated as of April 5, 2012, by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association and each of the lenders party to the credit agreement dated December 9, 2011, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 7, 2012.

10.18*†

Form of Restricted Share Unit Award Agreement (2-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.19*†

Form of Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.20*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 6, 2013.

10.21*

Form of Equity Distribution Agreement, dated May 7, 2013, by and among CubeSmart, CubeSmart, L.P. and each of Wells Fargo Securities, LLC, BMO Capital Markets Corp., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on May 7, 2013.

10.22*

Second Amendment to Credit Agreement dated as of June 18, 2013 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 19, 2013.

10.23*

Second Amendment to Term Loan Agreement dated as of June 18, 2013 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 19, 2013.

10.24*†	Advisory Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 8, 2013.

10.25*†

Executive Employment Agreement, entered into as of January 24, 2014 and effective as of January 1, 2014, by and between CubeSmart and Christopher P. Marr, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 28, 2014.

10.26*†

Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.58 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.27*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.28*†

Form of Performance Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.29*†

Form of Performance Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.30*†

Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.31*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.64 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.32*†

Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.65 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.33*

Form of Amendment No. 1 to Equity Distribution Agreement, dated May 5, 2014, by and among CubeSmart, CubeSmart, L.P. and each of the Sales Agents (as defined therein), incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on May 5, 2014.

10.34*

Form of Amendment No. 2 to Equity Distribution Agreement, dated October 2, 2014, by and among CubeSmart, CubeSmart, L.P. and each of the Sales Agents (as defined therein), incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on October 2, 2014.

10.35*

Third Amendment to Credit Agreement, dated as of April 22, 2015, by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders party thereto, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 27, 2015.

10.36*

Fourth Amendment to Term Loan Agreement, dated as of April 22, 2015, by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders party thereto, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on April 27, 2015.

10.37*

Equity Distribution Agreement, dated December 30, 2015, by and among CubeSmart, CubeSmart, L.P. and Barclays Capital Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on December 30, 2015.

10.38*

Form of Amendment No. 3 to Equity Distribution Agreement, dated December 30, 2015, by and among CubeSmart, CubeSmart, L.P. and each of the Initial Sales Agents (as defined therein), incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K, filed on December 30, 2015.

10.39*†	Amended and Restated CubeSmart 2007 Equity Incentive Plan, effective June 1, 2016, incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement, filed on April 14, 2016.

10.40*†

First Amendment to Executive Employment Agreement, dated as of September 30, 2016, by and between CubeSmart and Chistopher P. Marr, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 30, 2016.

10.41*†	CubeSmart Executive Severance Plan, effective January 1, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 4, 2016.

10.42*†

Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.43*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.44*†

Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.45*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.46*†

Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.47*†

Form of Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.48*†

Form of Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.49*†

Form of Performance-Vested Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.50*†

Form of Performance-Vested Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.51*†

Form of Performance-Vested Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.52*†

Form of Performance-Vested Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.52 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.53*

Form of Amendment No. 4 to Equity Distribution Agreement, dated March 17, 2017, by and among CubeSmart, CubeSmart, L.P. and each of the Managers (as defined therein), incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed March 17, 2017.

12.1	Statement regarding Computation of Ratios of CubeSmart.

12.2	Statement regarding Computation of Ratios of CubeSmart, L.P.

21.1	List of Subsidiaries.

23.1	Consent of KPMG LLP relating to financial statements of CubeSmart.

23.2	Consent of KPMG LLP relating to financial statements of CubeSmart, L.P.

31.1	Certification of Chief Executive Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3	Certification of Chief Executive Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification of Chief Financial Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart, L.P. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Material Tax Considerations.

101

The following CubeSmart and CubeSmart, L.P. financial information for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.

*	Incorporated herein by reference as above indicated.

†	Denotes a management contract or compensatory plan, contract or arrangement.

ITEM 16.  FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUBESMART

By:	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 16, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ William M. Diefenderfer III	Chairman of the Board of Trustees	February 16, 2018
William M. Diefenderfer III

/s/ Christopher P. Marr	Chief Executive Officer and Trustee	February 16, 2018
Christopher P. Marr	(Principal Executive Officer)

/s/ Timothy M. Martin	Chief Financial Officer	February 16, 2018
Timothy M. Martin	(Principal Financial and Accounting Officer)

/s/ Piero Bussani	Trustee	February 16, 2018
Piero Bussani

/s/ Dorothy Dowling	Trustee	February 16, 2018
Dorothy Dowling

/s/ John W. Fain	Trustee	February 16, 2018
John W. Fain

/s/ Marianne M. Keler	Trustee	February 16, 2018
Marianne M. Keler

/s/ John F. Remondi	Trustee	February 16, 2018
John F. Remondi

/s/ Jeffrey F. Rogatz	Trustee	February 16, 2018
Jeffrey F. Rogatz

/s/ Deborah Ratner Salzberg	Trustee	February 16, 2018
Deborah Ratner Salzberg

FINANCIAL STATEMENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON CUBESMART INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart (the “REIT”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the REIT’s management is required to assess the effectiveness of the REIT’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the REIT’s internal control over financial reporting is effective.

The REIT’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The REIT’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the REIT;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the REIT are being made only in accordance with the authorization of the REIT’s management and its Board of Trustees; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the REIT’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the REIT’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation, and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2017, the REIT’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 16, 2018

MANAGEMENT’S REPORT ON CUBESMART, L.P. INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart, L.P. (the “Partnership”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Partnership’s management is required to assess the effectiveness of the Partnership’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Partnership’s internal control over financial reporting is effective.

The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Partnership;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Partnership are being made only in accordance with the authorization of the Partnership’s management and its Board of Trustees; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Partnership’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation, and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2017, the Partnership’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 16, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of

CubeSmart:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.

Philadelphia, Pennsylvania

February 16, 2018

Report of Independent Registered Public Accounting Firm

To the Partners of

CubeSmart, L.P.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart, L.P. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.

Philadelphia, Pennsylvania

February 16, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of

CubeSmart:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 16, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 16, 2018

Report of Independent Registered Public Accounting Firm

To the Partners of

CubeSmart, L.P.:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart, L.P. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 16, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on CubeSmart, L.P. Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 16, 2018

CUBESMART AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,	December 31,
	2017	2016
ASSETS
Storage properties	$4,161,715	$3,998,180
Less: Accumulated depreciation	(752,925)	(671,364)
Storage properties, net (including VIE assets of $291,496 and $208,048, respectively)	3,408,790	3,326,816
Cash and cash equivalents	5,268	2,973
Restricted cash	3,890	7,893
Loan procurement costs, net of amortization	1,592	2,150
Investment in real estate ventures, at equity	91,206	98,682
Other assets, net	34,590	36,514
Total assets	$3,545,336	$3,475,028

LIABILITIES AND EQUITY
Unsecured senior notes, net	$1,142,460	$1,039,076
Revolving credit facility	81,700	43,300
Unsecured term loans, net	299,396	398,749
Mortgage loans and notes payable, net	111,434	114,618
Accounts payable, accrued expenses and other liabilities	143,344	93,764
Distributions payable	55,297	49,239
Deferred revenue	21,529	20,226
Security deposits	486	412
Total liabilities	1,855,646	1,759,384

Noncontrolling interests in the Operating Partnership	54,320	54,407

Commitments and contingencies

Equity
Common shares $.01 par value, 400,000,000 shares authorized, 182,215,735 and 180,083,111 shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively	1,822	1,801
Additional paid-in capital	2,356,620	2,314,014
Accumulated other comprehensive income (loss)	3	(1,850)
Accumulated deficit	(729,311)	(658,583)
Total CubeSmart shareholders’ equity	1,629,134	1,655,382
Noncontrolling interests in subsidiaries	6,236	5,855
Total equity	1,635,370	1,661,237
Total liabilities and equity	$3,545,336	$3,475,028

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2017	2016	2015

REVENUES
Rental income	$489,043	$449,601	$392,476
Other property related income	55,001	50,255	45,189
Property management fee income	14,899	10,183	6,856
Total revenues	558,943	510,039	444,521
OPERATING EXPENSES
Property operating expenses	181,508	165,847	153,172
Depreciation and amortization	145,681	161,865	151,789
General and administrative	34,745	32,823	28,371
Acquisition related costs	1,294	6,552	3,301
Total operating expenses	363,228	367,087	336,633
OPERATING INCOME	195,715	142,952	107,888
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(56,952)	(50,399)	(43,736)
Loan procurement amortization expense	(2,638)	(2,577)	(2,324)
Equity in losses of real estate ventures	(1,386)	(2,662)	(411)
Gains from sale of real estate, net	—	—	17,567
Other	872	1,062	(228)
Total other expense	(60,104)	(54,576)	(29,132)
NET INCOME	135,611	88,376	78,756
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership	(1,593)	(941)	(960)
Noncontrolling interest in subsidiaries	270	470	(84)
NET INCOME ATTRIBUTABLE TO THE COMPANY	134,288	87,905	77,712
Distribution to preferred shareholders	—	(5,045)	(6,008)
Preferred share redemption charge	—	(2,937)	—
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS	$134,288	$79,923	$71,704

Basic earnings per share attributable to common shareholders	$0.74	$0.45	$0.43
Diluted earnings per share attributable to common shareholders	$0.74	$0.45	$0.42

Weighted-average basic shares outstanding	180,525	178,246	168,640
Weighted-average diluted shares outstanding	181,448	179,533	170,191

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2017	2016	2015

NET INCOME	$135,611	$88,376	$78,756
Other comprehensive income (loss):
Unrealized gains (losses) on interest rate swaps	195	(1,247)	(3,409)
Reclassification of realized losses on interest rate swaps	1,680	4,412	6,263
Unrealized loss on foreign currency translation	—	—	(249)
Reclassification of realized loss on foreign currency translation	—	—	1,199
OTHER COMPREHENSIVE INCOME	1,875	3,165	3,804
COMPREHENSIVE INCOME	137,486	91,541	82,560
Comprehensive income attributable to noncontrolling interests in the Operating Partnership	(1,615)	(978)	(992)
Comprehensive loss (income) attributable to noncontrolling interest in subsidiaries	270	470	(75)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$136,141	$91,033	$81,493

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

											Noncontrolling
											Interests
	Common		Preferred		Additional	Accumulated Other		Total	Noncontrolling		in the
	Shares		Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Interests in	Total	Operating
	Number	Amount	Number	Amount	Capital	(Loss) Income	Deficit	Equity	Subsidiaries	Equity	Partnership
Balance at December 31, 2014	163,957	$1,639	3,100	$31	$1,974,308	$(8,759)	$(519,193)	$1,448,026	$1,592	$1,449,618	$49,823
Contributions from noncontrolling interest in subsidiaries									178	178
Distributions to noncontrolling interests in subsidiaries									(319)	(319)
Issuance of common shares, net	8,978	91			233,970			234,061		234,061
Issuance of restricted shares	161	1						1		1
Issuance of OP Shares											500
Conversion from units to shares	118	2			3,273			3,275		3,275	(3,275)
Exercise of stock options	1,454	14			17,475			17,489		17,489
Amortization of restricted shares					1,166			1,166		1,166
Share compensation expense					989			989		989
Adjustment for noncontrolling interests in the Operating Partnership							(19,619)	(19,619)		(19,619)	19,619
Net income							77,712	77,712	84	77,796	960
Other comprehensive income (loss), net:						3,781		3,781	(9)	3,772	32
Preferred share distributions							(6,008)	(6,008)		(6,008)
Common share distributions							(117,546)	(117,546)		(117,546)	(1,531)
Balance at December 31, 2015	174,668	$1,747	3,100	$31	$2,231,181	$(4,978)	$(584,654)	$1,643,327	$1,526	$1,644,853	$66,128
Contributions from noncontrolling interest in subsidiaries									4,799	4,799
Issuance of common shares, net	4,408	44			136,077			136,121		136,121
Issuance of restricted shares	123	1						1		1
Issuance of OP Shares											1,500
Conversion from units to shares	188	2			4,874			4,876		4,876	(4,876)
Exercise of stock options	696	7			13,276			13,283		13,283
Amortization of restricted shares					1,952			1,952		1,952
Share compensation expense					1,260			1,260		1,260
Adjustment for noncontrolling interests in the Operating Partnership							7,388	7,388		7,388	(7,388)
Net income (loss)							87,905	87,905	(470)	87,435	941
Other comprehensive income, net:						3,128		3,128		3,128	37
Preferred share distributions							(5,045)	(5,045)		(5,045)
Preferred share redemption			(3,100)	(31)	(74,606)		(2,937)	(77,574)		(77,574)
Common share distributions							(161,240)	(161,240)		(161,240)	(1,935)
Balance at December 31, 2016	180,083	$1,801	—	$—	$2,314,014	$(1,850)	$(658,583)	$1,655,382	$5,855	$1,661,237	$54,407
Contributions from noncontrolling interest in subsidiaries									1,058	1,058
Acquisition of noncontrolling interest in subsidiary					(8,626)			(8,626)	(407)	(9,033)
Issuance of common shares, net	1,036	10			29,632			29,642		29,642
Issuance of restricted shares	106	1						1		1
Issuance of OP Shares											12,324
Conversion from units to shares	594	6			15,700			15,706		15,706	(15,706)
Exercise of stock options	397	4			2,360			2,364		2,364
Amortization of restricted shares					2,009			2,009		2,009
Share compensation expense					1,531			1,531		1,531
Adjustment for noncontrolling interests in the Operating Partnership							(3,965)	(3,965)		(3,965)	3,965
Net income (loss)							134,288	134,288	(270)	134,018	1,593
Other comprehensive income, net:						1,853		1,853		1,853	22
Common share distributions							(201,051)	(201,051)		(201,051)	(2,285)
Balance at December 31, 2017	182,216	$1,822	—	$—	$2,356,620	$3	$(729,311)	$1,629,134	$6,236	$1,635,370	$54,320

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2017	2016	2015
Operating Activities
Net income	$135,611	$88,376	$78,756
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	148,319	164,442	154,113
Equity in losses of real estate ventures	1,386	2,662	411
Gains from sale of real estate, net	—	—	(17,567)
Equity compensation expense	5,586	4,850	3,722
Accretion of fair market value adjustment of debt	(559)	(1,138)	(1,429)
Changes in other operating accounts:
Restricted cash	(60)	591	743
Other assets	(8,845)	(3,930)	(2,519)
Accounts payable and accrued expenses	10,846	7,862	(438)
Other liabilities	1,154	1,449	1,480
Net cash provided by operating activities	$293,438	$265,164	$217,272
Investing Activities
Acquisitions of storage properties	(69,629)	(366,666)	(275,726)
Additions and improvements to storage properties	(28,962)	(30,971)	(24,695)
Development costs	(64,659)	(143,713)	(81,315)
Investment in real estate ventures, at equity	(301)	(12,176)	(8,433)
Cash distributed from real estate ventures	15,784	8,113	6,451
Proceeds from sale of real estate, net	—	—	9,041
Fundings of notes receivable	—	—	(4,100)
Proceeds from notes receivable	—	—	4,100
Change in restricted cash	(57)	942	69
Net cash used in investing activities	$(147,824)	$(544,471)	$(374,608)
Financing Activities
Proceeds from:
Unsecured senior notes	103,192	298,512	249,338
Revolving credit facility	628,400	958,200	731,320
Principal payments on:
Revolving credit facility	(590,000)	(914,900)	(809,320)
Unsecured term loans	(100,000)	—	—
Mortgage loans and notes payable	(8,666)	(37,260)	(84,905)
Loan procurement costs	(953)	(2,467)	(4,433)
Acquisition of noncontrolling interest in subsidiary	(9,033)	—	—
Proceeds from issuance of common shares, net	29,643	136,122	234,062
Cash paid upon vesting of restricted shares	(2,046)	(1,638)	(1,567)
Redemption of preferred shares	—	(77,574)	—
Exercise of stock options	2,364	13,283	17,489
Contributions from noncontrolling interests in subsidiaries	1,058	4,799	178
Distributions paid to noncontrolling interests in subsidiaries	—	—	(319)
Distributions paid to common shareholders	(195,006)	(149,280)	(107,093)
Distributions paid to preferred shareholders	—	(6,545)	(6,008)
Distributions paid to noncontrolling interests in Operating Partnership	(2,272)	(1,841)	(1,438)
Net cash (used in) provided by financing activities	$(143,319)	$219,411	$217,304
Change in cash and cash equivalents	2,295	(59,896)	59,968
Cash and cash equivalents at beginning of year	2,973	62,869	2,901
Cash and cash equivalents at end of year	$5,268	$2,973	$62,869
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$63,407	$53,085	$46,216
Supplemental disclosure of noncash activities:
Restricted cash - acquisition of storage properties	$—	$(22,019)	$(14,353)
Restricted cash - disposition of real estate	$—	$—	$36,372
Accretion of liability	$35,122	$31,426	$16,929
Derivative valuation adjustment	$1,875	$3,165	$2,854
Foreign currency translation adjustment	$—	$—	$(249)
Discount on issuance of unsecured senior notes	$—	$1,488	$662
Mortgage loan assumptions	$6,201	$41,513	$2,695
Preferred share redemption	$—	$2,863	$—
Issuance of OP units	$12,324	$—	$—
Liability for acquisition of storage property	$1,470	$—	$—
Contribution of storage property to real estate venture	$9,400	$—	$—

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,
	2017	2016
ASSETS
Storage properties	$4,161,715	$3,998,180
Less: Accumulated depreciation	(752,925)	(671,364)
Storage properties, net (including VIE assets of $291,496 and $208,048, respectively)	3,408,790	3,326,816
Cash and cash equivalents	5,268	2,973
Restricted cash	3,890	7,893
Loan procurement costs, net of amortization	1,592	2,150
Investment in real estate ventures, at equity	91,206	98,682
Other assets, net	34,590	36,514
Total assets	$3,545,336	$3,475,028

LIABILITIES AND CAPITAL
Unsecured senior notes, net	$1,142,460	$1,039,076
Revolving credit facility	81,700	43,300
Unsecured term loans, net	299,396	398,749
Mortgage loans and notes payable, net	111,434	114,618
Accounts payable, accrued expenses and other liabilities	143,344	93,764
Distributions payable	55,297	49,239
Deferred revenue	21,529	20,226
Security deposits	486	412
Total liabilities	1,855,646	1,759,384

Limited Partnership interests of third parties	54,320	54,407

Commitments and contingencies

Capital
Operating Partner	1,629,131	1,657,232
Accumulated other comprehensive income (loss)	3	(1,850)
Total CubeSmart, L.P. capital	1,629,134	1,655,382
Noncontrolling interests in subsidiaries	6,236	5,855
Total capital	1,635,370	1,661,237
Total liabilities and capital	$3,545,336	$3,475,028

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common unit data)

	For the year ended December 31,
	2017	2016	2015

REVENUES
Rental income	$489,043	$449,601	$392,476
Other property related income	55,001	50,255	45,189
Property management fee income	14,899	10,183	6,856
Total revenues	558,943	510,039	444,521
OPERATING EXPENSES
Property operating expenses	181,508	165,847	153,172
Depreciation and amortization	145,681	161,865	151,789
General and administrative	34,745	32,823	28,371
Acquisition related costs	1,294	6,552	3,301
Total operating expenses	363,228	367,087	336,633
OPERATING INCOME	195,715	142,952	107,888
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(56,952)	(50,399)	(43,736)
Loan procurement amortization expense	(2,638)	(2,577)	(2,324)
Equity in losses of real estate ventures	(1,386)	(2,662)	(411)
Gains from sale of real estate, net	—	—	17,567
Other	872	1,062	(228)
Total other expense	(60,104)	(54,576)	(29,132)
NET INCOME	135,611	88,376	78,756
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	270	470	(84)
NET INCOME ATTRIBUTABLE TO CUBESMART L.P.	135,881	88,846	78,672
Operating Partnership interests of third parties	(1,593)	(941)	(960)
NET INCOME ATTRIBUTABLE TO OPERATING PARTNER	134,288	87,905	77,712
Distribution to preferred unitholders	—	(5,045)	(6,008)
Preferred unit redemption charge	—	(2,937)	—
NET INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$134,288	$79,923	$71,704

Basic earnings per unit attributable to common unitholders	$0.74	$0.45	$0.43
Diluted earnings per unit attributable to common unitholders	$0.74	$0.45	$0.42

Weighted-average basic units outstanding	180,525	178,246	168,640
Weighted-average diluted units outstanding	181,448	179,533	170,191

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2017	2016	2015

NET INCOME	$135,611	$88,376	$78,756
Other comprehensive income (loss):
Unrealized gains (losses) on interest rate swaps	195	(1,247)	(3,409)
Reclassification of realized losses on interest rate swaps	1,680	4,412	6,263
Unrealized loss on foreign currency translation	—	—	(249)
Reclassification of realized loss on foreign currency translation	—	—	1,199
OTHER COMPREHENSIVE INCOME	1,875	3,165	3,804
COMPREHENSIVE INCOME	137,486	91,541	82,560
Comprehensive income attributable to Operating Partnership interests of third parties	(1,615)	(978)	(992)
Comprehensive loss (income) attributable to noncontrolling interest in subsidiaries	270	470	(75)
COMPREHENSIVE INCOME ATTRIBUTABLE TO OPERATING PARTNER	$136,141	$91,033	$81,493

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL

(in thousands)

	Number of Common OP	Number of Preferred OP		Accumulated Other	Total	Noncontrolling		Operating Partnership
	Units	Units	Operating	Comprehensive	CubeSmart L.P.	Interest in	Total	Interests
	Outstanding	Outstanding	Partner	(Loss) Income	Capital	Subsidiaries	Capital	of Third Parties
Balance at December 31, 2014	163,957	3,100	$1,456,785	$(8,759)	$1,448,026	$1,592	$1,449,618	$49,823
Contributions from noncontrolling interest in subsidiaries						178	178
Distributions to noncontrolling interests in subsidiaries						(319)	(319)
Issuance of common OP units, net	8,978		234,061		234,061		234,061
Issuance of restricted OP units	161		1		1		1
Issuance of OP Shares								500
Conversion from OP units to shares	118		3,275		3,275		3,275	(3,275)
Exercise of OP unit options	1,454		17,489		17,489		17,489
Amortization of restricted OP units			1,166		1,166		1,166
OP unit compensation expense			989		989		989
Adjustment for Operating Partnership interests of third parties			(19,619)		(19,619)		(19,619)	19,619
Net income			77,712		77,712	84	77,796	960
Other comprehensive income (loss), net:				3,781	3,781	(9)	3,772	32
Preferred OP unit distributions			(6,008)		(6,008)		(6,008)
Common OP unit distributions			(117,546)		(117,546)		(117,546)	(1,531)
Balance at December 31, 2015	174,668	3,100	$1,648,305	$(4,978)	$1,643,327	$1,526	$1,644,853	$66,128
Contributions from noncontrolling interest in subsidiaries						4,799	4,799
Issuance of common OP units, net	4,408		136,121		136,121		136,121
Issuance of restricted OP units	123		1		1		1
Issuance of OP Shares	188		4,876		4,876		4,876	1,500
Conversion from OP units to shares								(4,876)
Exercise of OP unit options	696		13,283		13,283		13,283
Amortization of restricted OP units			1,952		1,952		1,952
OP unit compensation expense			1,260		1,260		1,260
Adjustment for Operating Partnership interests of third parties			7,388		7,388		7,388	(7,388)
Net income (loss)			87,905		87,905	(470)	87,435	941
Other comprehensive income, net:				3,128	3,128		3,128	37
Preferred OP unit distributions			(5,045)		(5,045)		(5,045)
Preferred OP unit redemption		(3,100)	(77,574)		(77,574)		(77,574)
Common OP unit distributions			(161,240)		(161,240)		(161,240)	(1,935)
Balance at December 31, 2016	180,083	—	$1,657,232	$(1,850)	$1,655,382	$5,855	$1,661,237	$54,407
Contributions from noncontrolling interest in subsidiaries						1,058	1,058
Acquisition of noncontrolling interest in subsidiary			(8,626)		(8,626)	(407)	(9,033)
Issuance of common OP units, net	1,036		29,642		29,642		29,642
Issuance of restricted OP units	106		1		1		1
Issuance of OP Shares								12,324
Conversion from OP units to shares	594		15,706		15,706		15,706	(15,706)
Exercise of OP unit options	397		2,364		2,364		2,364
Amortization of restricted OP units			2,009		2,009		2,009
OP unit compensation expense			1,531		1,531		1,531
Adjustment for Operating Partnership interests of third parties			(3,965)		(3,965)		(3,965)	3,965
Net income (loss)			134,288		134,288	(270)	134,018	1,593
Other comprehensive income, net:				1,853	1,853		1,853	22
Common OP unit distributions			(201,051)		(201,051)		(201,051)	(2,285)
Balance at December 31, 2017	182,216	—	$1,629,131	$3	$1,629,134	$6,236	$1,635,370	$54,320

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2017	2016	2015
Operating Activities
Net income	$135,611	$88,376	$78,756
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	148,319	164,442	154,113
Equity in losses of real estate ventures	1,386	2,662	411
Gains from sale of real estate, net	—	—	(17,567)
Equity compensation expense	5,586	4,850	3,722
Accretion of fair market value adjustment of debt	(559)	(1,138)	(1,429)
Changes in other operating accounts:
Restricted cash	(60)	591	743
Other assets	(8,845)	(3,930)	(2,519)
Accounts payable and accrued expenses	10,846	7,862	(438)
Other liabilities	1,154	1,449	1,480
Net cash provided by operating activities	$293,438	$265,164	$217,272
Investing Activities
Acquisitions of storage properties	(69,629)	(366,666)	(275,726)
Additions and improvements to storage properties	(28,962)	(30,971)	(24,695)
Development costs	(64,659)	(143,713)	(81,315)
Investment in real estate ventures, at equity	(301)	(12,176)	(8,433)
Cash distributed from real estate ventures	15,784	8,113	6,451
Proceeds from sale of real estate, net	—	—	9,041
Fundings of notes receivable	—	—	(4,100)
Proceeds from notes receivable	—	—	4,100
Change in restricted cash	(57)	942	69
Net cash used in investing activities	$(147,824)	$(544,471)	$(374,608)
Financing Activities
Proceeds from:
Unsecured senior notes	103,192	298,512	249,338
Revolving credit facility	628,400	958,200	731,320
Principal payments on:
Revolving credit facility	(590,000)	(914,900)	(809,320)
Unsecured term loans	(100,000)	—	—
Mortgage loans and notes payable	(8,666)	(37,260)	(84,905)
Loan procurement costs	(953)	(2,467)	(4,433)
Acquisition of noncontrolling interest in subsidiary	(9,033)	—	—
Proceeds from issuance of common OP units	29,643	136,122	234,062
Cash paid upon vesting of restricted OP units	(2,046)	(1,638)	(1,567)
Redemption of preferred units	—	(77,574)	—
Exercise of OP unit options	2,364	13,283	17,489
Contributions from noncontrolling interests in subsidiaries	1,058	4,799	178
Distributions paid to noncontrolling interests in subsidiaries	—	—	(319)
Distributions paid to common OP unitholders	(197,278)	(151,121)	(108,531)
Distributions paid to preferred OP unitholders	—	(6,545)	(6,008)
Net cash (used in) provided by financing activities	$(143,319)	$219,411	$217,304
Change in cash and cash equivalents	2,295	(59,896)	59,968
Cash and cash equivalents at beginning of year	2,973	62,869	2,901
Cash and cash equivalents at end of year	$5,268	$2,973	$62,869
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$63,407	$53,085	$46,216
Supplemental disclosure of noncash activities:
Restricted cash - acquisition of storage properties	$—	$(22,019)	$(14,353)
Restricted cash - disposition of real estate	$—	$—	$36,372
Accretion of liability	$35,122	$31,426	$16,929
Derivative valuation adjustment	$1,875	$3,165	$2,854
Foreign currency translation adjustment	$—	$—	$(249)
Discount on issuance of unsecured senior notes	$—	$1,488	$662
Mortgage loan assumptions	$6,201	$41,513	$2,695
Preferred unit redemption	$—	$2,863	$—
Issuance of OP units	$12,324	$—	$—
Liability for acquisition of storage property	$1,470	$—	$—
Contribution of storage property to real estate venture	$9,400	$—	$—

See accompanying notes to the consolidated financial statements.

CUBESMART AND CUBESMART L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

CubeSmart (the “Parent Company”) operates as a self-managed and self-administered real estate investment trust (“REIT”) with its operations conducted solely through CubeSmart, L.P. and its subsidiaries.  CubeSmart, L.P., a Delaware limited partnership (the “Operating Partnership”), operates through an umbrella partnership structure, with the Parent Company, a Maryland REIT, as its sole general partner.  In the notes to the consolidated financial statements, we use the terms the “Company”, “we”, or “our” to refer to the Parent Company and the Operating Partnership together, unless the context indicates otherwise.  As of December 31, 2017, the Company owned self-storage properties located in 23 states throughout the United States and in the District of Columbia which are presented under one reportable segment: the Company owns, operates, develops, manages, and acquires self-storage properties.

As of December 31, 2017, the Parent Company owned approximately 99.0% of the partnership interests (“OP Units”) of the Operating Partnership.  The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to us in exchange for OP Units.  Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time (except, as disclosed in note 4, in the case of the Class C OP Units issued on April 12, 2017, such right became exercisable on October 12, 2017 and, in the case of the 440,160 OP Units issued on May 9, 2017, such right may be exercised at any time on or after May 9, 2018) for cash equal to the fair value of an equivalent number of common shares of the Parent Company or, in the case of Class C OP Units, the stated value of such Class C OP Units.  In lieu of delivering cash, however, the Parent Company, as the Operating Partnership’s general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units.  If the Parent Company so chooses, its common shares will be exchanged for OP Units on a one-for-one basis, or in the case of Class C OP Units, for common shares with a fair value equal to the stated value of such Class C OP Units.  This one-for-one exchange ratio is subject to adjustment to prevent dilution.  With each such exchange or redemption, the Parent Company’s percentage ownership in the Operating Partnership will increase.  In addition, whenever the Parent Company issues common or other classes of its shares, it contributes the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership issues to the Parent Company an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares issued.  This structure is commonly referred to as an umbrella partnership REIT or “UPREIT”.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

The Company adopted Accounting Standard Update (“ASU”) No. 2015-02, Consolidation – Amendments to the Consolidation Analysis, as of January 1, 2016. The Company evaluated the application of this guidance and concluded that there were no changes to any previous conclusions with respect to consolidation accounting for any of its interests in less than wholly owned joint ventures. However, the Operating Partnership now meets the criteria as a VIE. The Parent Company’s sole significant asset is its investment in the Operating Partnership. As a result, substantially all of the Parent Company’s assets and liabilities represent those assets and liabilities of the Operating Partnership. All of the Parent Company’s debt is an obligation of the Operating Partnership.

Noncontrolling Interests

The Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009.  The guidance states that noncontrolling interests are the portion of equity

(net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests.  Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company’s equity.  On the consolidated statements of operations, revenues, expenses, and net income or loss from controlled or consolidated entities that are less than wholly owned are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests.  Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period, and ending balances for shareholders’ equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity.  This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets.  The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company’s own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.  The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company.  These interests were issued in the form of OP units and were a component of the consideration the Company paid to acquire certain self-storage properties.  Limited partners who acquired OP units have the right to require the Operating Partnership to redeem part or all of their OP units for, at the Company’s option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company.  However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance discussed above, the Company will continue to record these noncontrolling interests outside of permanent equity in the consolidated balance sheets.  Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations.  The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable.  Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Operating Partnership reflected these interests at their redemption value as of December 31, 2017, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $4.0 million as of December 31, 2017.  Disclosure of such redemption provisions is provided in note 12.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact our reported results.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Self-Storage Properties

Self-storage properties are carried at historical cost less accumulated depreciation and impairment losses.  The cost of self-storage properties reflects their purchase price or development cost.  Costs incurred for the renovation of a store are capitalized to the Company’s investment in that store.  Acquisition costs and ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.  The costs to develop self-storage properties are capitalized to construction in progress while the project is under development.

Purchase Price Allocation

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of stores is acquired, the purchase price is allocated to the individual stores based upon the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual store along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to land, building and improvements, and equipment are recorded based upon their respective fair values as estimated by management.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities.  The Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases.  This intangible is generally amortized to expense over the expected remaining term of the respective leases.  Substantially all of the leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts.  Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Depreciation and Amortization

The costs of self-storage properties and improvements are depreciated using the straight-line method based on useful lives ranging from five to 39 years.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the store’s basis is recoverable.  If a store’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.

Long-Lived Assets Held for Sale

We consider long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a store (or group of stores), (b) the store is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such stores, (c) an active program to locate a buyer and other actions required to complete the plan to sell the store have been initiated, (d) the sale of the store is probable and transfer of the asset is expected to be completed within one year, (e) the store is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer, and there are no contingencies related to the sale that may prevent the transaction from closing.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Stores classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less.  The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of purchase deposits and cash deposits required for debt service requirements, capital replacement, and expense reserves in connection with the requirements of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $21.4 million and $24.7 million as of December 31, 2017 and 2016, respectively, and are reported net of accumulated amortization of $11.1 million and $9.7 million as of December 31, 2017 and 2016, respectively. In accordance with ASU No. 2015-03, Loan procurement costs, net are presented as a direct deduction from the carrying amount of the related debt liability. If there is not an associated debt liability recorded on the consolidated balance sheets, the costs are recorded as an asset net of accumulated amortization. Loan procurement costs associated with the Company’s revolving credit facility remain in Loan procurement costs, net of amortization on the Company’s consolidated balance sheets. The costs are amortized over the estimated life of the related debt using the effective interest method and are reported as Loan procurement amortization expense on the Company’s consolidated statements of operations.

Other Assets

Other assets are comprised of the following as of December 31, 2017 and 2016 (in thousands):

	December 31,
	2017	2016

Intangible assets, net of accumulated amortization of $1,532 and $8,109	$1,716	$8,280
Accounts receivable	5,498	4,434
Deposits on future acquisitions	1,000	5,106
Prepaid real estate taxes	3,960	3,640
Prepaid insurance	2,105	1,053
Amounts due from affiliates (see note 13)	7,480	3,349
Assets held in trust related to deferred compensation arrangements	9,393	6,748
Other	3,438	3,904
Total other assets, net	$34,590	$36,514

Environmental Costs

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores.  Whenever the environmental assessment for one of our stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, we will work with our environmental consultants and where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that all of our leases are operating leases.  Rental income is recognized in accordance with the terms of the leases, which generally are month to month.  Property management fee income is recognized monthly as services are performed and in accordance with the terms of the related management agreements.

The Company recognizes gains from disposition of stores only upon closing in accordance with the guidance on sales of real estate.  Payments received from purchasers prior to closing are recorded as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale.  Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising and Marketing Costs

The Company incurs advertising and marketing costs primarily attributable to internet marketing campaigns and other media advertisements.  The Company incurred $9.7 million, $9.4 million, and $8.6 million in advertising and marketing expenses for the years ended December 31, 2017, 2016 and 2015, respectively, which are included in Property operating expenses on the Company’s consolidated statements of operations.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital.  For the years ended December 31, 2017, 2016 and 2015, the Company recognized $0.6 million, $1.6 million, and $2.5 million, respectively, of equity offering costs related to the issuance of common shares.

Other Property Related Income

Other property related income consists of late fees, administrative charges, customer insurance fees, sales of storage supplies, and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service.  Interest is capitalized to the related assets using a weighted-average rate of the Company’s outstanding debt. For the years ended December 31, 2017, 2016 and 2015, the Company capitalized $5.6 million, $4.6 million, and $2.6 million, respectively, of interest incurred that is directly associated with construction activities.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value.  The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data.  The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it.  The Company’s use of derivative instruments has been limited to cash flow hedges of certain interest rate risks.  The Company had interest rate swap agreements for notional principal amounts aggregating $100.0 million and $300.0 million as of December 31, 2017 and 2016, respectively, the fair value of which are included in Accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.

Income Taxes

The Company has elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code since the Company’s commencement of operations in 2004.  In management’s opinion, the requirements to maintain these elections are being met.  Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.  The net tax basis in the Company’s assets was $3.4 billion and $3.2 billion as of December 31, 2017 and 2016, respectively.

Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain, or return of capital.  The characterization of the Company’s dividends for 2017 consisted of an 86.602% ordinary income distribution, a 0.495% capital gain distribution, and a 12.903% return of capital distribution from earnings and profits.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits.  The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company’s ordinary income, (b) 95% of the Company’s net capital gains, and (c) 100% of prior taxable income exceeds cash distributions and certain taxes paid by the Company.  No excise tax was incurred in 2017, 2016, or 2015.

Taxable REIT subsidiaries are subject to federal and state income taxes.  Our taxable REIT subsidiaries had a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $1.4 million and $1.3 million as of December 31, 2017 and 2016, respectively.

Legislation commonly known as the Tax Cuts and Jobs Act (“TCJA”) was signed into law on December 22, 2017.  The TCJA makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations (including REITs), generally effective for taxable years beginning after December 31, 2017.

Earnings per Share and Unit

Basic earnings per share and unit are calculated based on the weighted average number of common shares and restricted shares outstanding during the period.  Diluted earnings per share and unit is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method.  Potentially dilutive securities calculated under the treasury stock method were 923,000; 1,287,000, and 1,551,000 in 2017, 2016, and 2015, respectively.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan.  Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options.  The Company has recognized compensation expense on a straight-line method over the requisite service period, which is included in general and administrative expense on the Company’s consolidated statement of operations.

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures.  The local currency is the functional currency for the Company’s foreign subsidiaries.  Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive loss in shareholders’ equity.  The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred.  The Pound, which represents the functional currency used by USIFB, LLP (“USIFB”), our joint venture in England, was translated at October 2, 2015, the date that the venture’s remaining asset was sold. The exchange rate was approximately 1.521600 U.S Dollars per Pound on October 2, 2015. The Pound was translated at an average exchange rate of 1.529755 for the period from January 1, 2015 to October 2, 2015. In connection with the sale of the remaining asset, the Company recorded a realized loss on foreign currency exchange of $1.2 million, which is included in Gains from sale of real estate, net on the Company’s consolidated statements of operations.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting.  Under the equity method, investments in unconsolidated joint ventures are recorded initially at cost, as investments in real estate ventures, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions. On a periodic basis, management also assesses whether there are any indicators that the value of the Company’s investments in unconsolidated real estate ventures may be other than temporarily impaired. An investment is impaired only if the fair value of the investment is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management.

Reclassifications

During the first quarter of 2017, the Company adopted ASU No. 2016-09 – Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which requires retrospective application for the cash flow presentation of cash withheld upon restricted stock vesting and paid by the Company to a taxing authority to satisfy the employee’s related tax obligation.  See “Recent Accounting Pronouncements” below.  As a result of adopting the new guidance, $1.6 million of vested restricted shares that were withheld to satisfy employee tax obligations and paid to the taxing authorities, were reclassified from operating activities to financing activities within the Company’s consolidated statements of cash flows for each of the years ended December 31, 2016 and 2015.

Recent Accounting Pronouncements

   In August 2017, the FASB issued ASU No. 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. This adoption method will require the Company to recognize the cumulative effect of initially applying the new guidance as an adjustment to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the fiscal year that the Company adopts the update. The Company is in the process of evaluating the impact of this new guidance.

   In February 2017, as part of the new revenue standard, the FASB issued ASU No. 2017-05 – Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance, which focuses on recognizing gains and losses from the transfer of nonfinancial assets in contracts with non-customers. Specifically, the new guidance defines “in substance nonfinancial asset”, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint ventures. The new guidance became effective on January 1, 2018 when the entity adopted the new revenue standard. Upon adoption, the majority of its sale transactions are now treated as dispositions of nonfinancial assets rather than dispositions of a business given the FASB’s recently revised definition of a business (see ASU No. 2017-01 below). Additionally, in partial sale transactions where the Company sells a controlling interest in real estate but retains a noncontrolling interest, the Company will now fully recognize a gain or loss on the fair value measurement of the retained interest as the new guidance eliminates the partial profit recognition model.

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create outputs. A framework is provided to evaluate when an input and a substantive process are present.  The new guidance also narrows the definition of outputs, which are defined as the results of inputs and substantive processes that provide goods or services to customers, other revenue, or investment income. The standard became effective on January 1, 2018. Upon adoption of the new guidance, the majority of future property acquisitions will now be considered asset acquisitions, resulting in the capitalization of acquisition related costs incurred in connection with these transactions and the allocation of purchase price and acquisition related costs to the assets acquired based on their relative fair values.

In November 2016, the FASB issued ASU No. 2016-18 - Statement of Cash Flows (Topic 230): Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The new guidance also requires entities to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The standard became effective on January 1, 2018. The standard requires the use of the retrospective transition method. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements as the update primarily relates to financial statement presentation and disclosures.

In August 2016, the FASB issued ASU No. 2016-15 – Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The eight items that the ASU provides classification guidance on include (1) debt prepayment and extinguishment costs, (2) settlement of zero-coupon debt instruments, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investments, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The standard became effective on January 1, 2018. The standard requires the use of the retrospective transition method. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements as the update primarily relates to financial statement presentation and disclosures.

In March 2016, the FASB issued ASU No. 2016-09 - Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. The new guidance requires entities to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The Company has elected to account for forfeitures when they occur. In addition, the guidance allows employers to withhold shares to satisfy minimum statutory tax withholding requirements up to the employees’ maximum individual tax rate without causing the award to be classified as a liability. The guidance also stipulates that cash paid by an employer to a taxing authority when directly withholding shares for tax-withholding purposes should be classified as a financing activity on the statement of cash flows. The new standard became effective for the Company on January 1, 2017. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification.  Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, however early adoption is permitted.  The Company is currently assessing the impact of the adoption of the new standard on the Company’s consolidated financial statements and related disclosures but at this time, it expects the primary impact to be related to its ten ground leases in which it serves as the ground lessee (see note 14).

In May 2014, the FASB issued ASU No. 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance outlines a five-step process for customer contract revenue recognition that focuses on transfer of control as opposed to transfer of risk and rewards. The new guidance also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. In May 2016, the FASB issued ASU 2016-12 - Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which amends ASU 2014-09 and is intended to address implementation issues that were raised by stakeholders. ASU 2016-12 provides practical expedients on collectability, noncash consideration, presentation of sales tax and contract modifications and completed contracts in transition. Both standards became effective on January 1, 2018. The Company finalized the impact of the adoption of ASU No. 2014-09 and ASU No. 2016-12 on the Company’s consolidated financial statements and related disclosures and adopted the standards using the modified retrospective transition method. The standards will not have a material impact on the Company’s consolidated statements of financial position or results of operations primarily because most of its revenue is derived from lease contracts, which are excluded from the scope of the new guidance. The Company’s insurance fee revenue, property management fee revenue, and merchandise sale revenue are included in the scope of the new guidance, however, the Company identified similar performance obligations under this standard as compared with deliverables and separate units of account identified under its previous revenue recognition methodology. Accordingly, revenue recognized under the new guidance will not differ materially from revenue recognized under previous guidance and there will be no material prior year impact.

Concentration of Credit Risk

The Company’s stores are located in major metropolitan and rural areas and have numerous customers per store.  No single customer represents a significant concentration of our revenues. The stores in Florida, New York, Texas, and California provided total revenues of approximately 17%, 16%, 10%, and 8%, respectively, for each of the years ended December 31, 2017 and 2016. The stores in Florida, New York, Texas, and California provided total revenues of approximately 18%, 16%, 10%, and 8%, respectively, for the year ended December 31, 2015.

3.  STORAGE PROPERTIES

The book value of the Company’s real estate assets is summarized as follows:

	December 31,	December 31,
	2017	2016
	(in thousands)
Land	$711,140	$649,744
Buildings and improvements	3,086,252	2,928,275
Equipment	182,958	217,867
Construction in progress	181,365	202,294
Storage properties	4,161,715	3,998,180
Less: Accumulated depreciation	(752,925)	(671,364)
Storage properties, net	$3,408,790	$3,326,816

The following table summarizes the Company’s acquisition and disposition activity for the years ended December 31, 2017, 2016, and 2015:

			Number of	Purchase / Sale Price
Asset/Portfolio	Market	Transaction Date	Stores	(in thousands)

2017 Acquisitions:

Illinois Asset	Chicago	April 2017	1	$11,200
Maryland Asset	Baltimore / DC	May 2017	1	18,200
California Asset	Sacramento	May 2017	1	3,650
Texas Asset	Texas Markets - Major	October 2017	1	4,050
Florida Asset	Florida Markets - Other	October 2017	1	14,500
Illinois Asset	Chicago	November 2017	1	11,300
Florida Asset	Florida Markets - Other	December 2017	1	17,750
			7	$80,650

2016 Acquisitions:

Metro DC Asset	Baltimore / DC	January 2016	1	$21,000
Texas Assets	Texas Markets - Major	January 2016	2	24,800
New York Asset	New York / Northern NJ	January 2016	1	48,500
Texas Asset	Texas Markets - Major	January 2016	1	11,600
Connecticut Asset	Connecticut	February 2016	1	19,000
Texas Asset	Texas Markets - Major	March 2016	1	11,600
Florida Assets	Florida Markets - Other	March 2016	3	47,925
Colorado Asset	Denver	April 2016	1	11,350
Texas Asset	Texas Markets - Major	April 2016	1	11,600
Texas Asset	Texas Markets - Major	May 2016	1	10,100
Texas Asset	Texas Markets - Major	May 2016	1	10,800
Illinois Asset	Chicago	May 2016	1	12,350
Illinois Asset	Chicago	May 2016	1	16,000
Massachusetts Asset	Massachusetts	June 2016	1	14,300
Nevada Assets	Las Vegas	July 2016	2	23,200
Arizona Asset	Phoenix	August 2016	1	14,525
Minnesota Asset	Minneapolis	August 2016	1	15,150
Colorado Asset	Denver	August 2016	1	15,600
Texas Asset	Texas Markets - Major	September 2016	1	6,100
Texas Asset	Texas Markets - Major	September 2016	1	5,300
Nevada Asset	Las Vegas	October 2016	1	13,250
North Carolina Asset	Charlotte	November 2016	1	10,600
Arizona Asset	Phoenix	November 2016	1	14,000
Nevada Asset	Las Vegas	December 2016	1	14,900
			28	$403,550

2015 Acquisitions:

Texas Asset	Texas Markets - Major	February 2015	1	$7,295
HSRE Assets	Chicago	March 2015	4	27,500
Arizona Asset	Arizona / Las Vegas	March 2015	1	7,900
Tennessee Asset	Tennessee	March 2015	1	6,575
Texas Asset	Texas Markets - Major	April 2015	1	15,795
Florida Asset	Florida Markets - Other	May 2015	1	7,300
Arizona Asset	Arizona / Las Vegas	June 2015	1	10,100
Florida Asset	Florida Markets - Other	June 2015	1	10,500
Texas Asset	Texas Markets - Major	July 2015	1	14,200
Maryland Asset	Baltimore / DC	July 2015	1	17,000
Maryland Asset	Baltimore / DC	July 2015	1	19,200
New York/New Jersey Assets	New York / Northern NJ	August 2015	2	24,823
New Jersey Asset	New York / Northern NJ	December 2015	1	14,350
PSI Assets	Various (see note 4)	December 2015	12	109,824
			29	$292,362

2015 Dispositions:

Texas Assets	Texas Markets - Major	October 2015	7	$28,000
Florida Asset	Florida Markets - Other	October 2015	1	9,800
			8	$37,800

4.  INVESTMENT ACTIVITY

2017 Acquisitions

During the year ended December 31, 2017, the Company acquired six stores located throughout the United States, including two stores upon completion of construction and the issuance of a certificate of occupancy, for an aggregate purchase price of approximately $69.5 million. In connection with these acquisitions, the Company allocated a portion of the purchase price to the tangible and intangible assets acquired based on fair value. Intangible assets consist of in-place leases, which aggregated $3.2 million at the time of the acquisitions and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during 2017 was approximately $1.5 million. In connection with one of the acquired stores, the Company assumed mortgage debt that was recorded at a fair value of $6.2 million, which fair value includes an outstanding principal balance totaling $5.9 million and a net premium of $0.3 million to reflect the estimated fair value of the debt at the time of assumption. As part of the acquisition of that same store, the Company issued OP Units that were valued at approximately $12.3 million as consideration for the remainder of the purchase price (see note 12).

During the year ended December 31, 2017, the Company also acquired a store in Illinois upon completion of construction and the issuance of a certificate of occupancy for $11.2 million. The purchase price was satisfied with $9.7 million of cash and 58,400 newly created Class C OP Units. Each Class C OP Unit has a stated value of $25 and bears an annual distribution rate of 3% of the stated value. The holder has the option to tender the Class C OP Units to the Operating Partnership at any time, and on or after April 12, 2018, the Operating Partnership will have the option to redeem the Class C OP Units, in each case at a redemption price of $25 per Class C OP Unit. The Company has the right to settle the redemption in cash or, at the Company’s option, common shares of CubeSmart, or a combination of cash and common shares, with the common shares valued at their closing price on the redemption date. Because the Class C OP Units represent an unconditional obligation that the Company may settle by issuing a variable number of its common shares with a monetary value that is known at inception, they have been classified as a liability in Accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.

The following table summarizes the Company’s revenue and earnings associated with the 2017 acquisitions from the respective acquisition dates, that are included in the consolidated statements of operations for the year ended December 31, 2017:

Year Ended December 31, 2017
(in thousands)
Total revenue	$1,572
Net loss	(1,330)

As of December 31, 2017, the Company was under contract and had made deposits of $1.0 million associated with two stores, including one store to be acquired after the completion of construction and the issuance of the certificate of occupancy, for an aggregate acquisition price of $33.0 million. The deposits are reflected in Other assets, net on the Company’s consolidated balance sheets. The purchase of the store under construction is expected to occur during the second quarter of 2018 after the completion of construction and the issuance of a certificate of occupancy. This acquisition is subject to due diligence and other customary closing conditions and no assurance can be provided that it will be completed on the terms described, or at all. On January 31, 2018, the Company acquired the remaining store that was under contract as of December 31, 2017 (see note 19).

Development

As of December 31, 2017, the Company had invested in joint ventures to develop six self-storage properties located in Massachusetts (1) New Jersey (1), and New York (4). Construction for all projects is expected to be completed by the third quarter of 2019. As of December 31, 2017, development costs incurred to date for these projects totaled $121.0 million. Total construction costs for these projects are expected to be $232.6 million. These costs are capitalized to construction in progress while the projects are under development and are reflected in Storage properties on the Company’s consolidated balance sheets.

The Company has completed the construction and opened for operation the following stores since January 1, 2015. The costs associated with the construction of these stores are capitalized to land, building, and improvements as well as equipment and are reflected in Storage properties on the Company’s consolidated balance sheets.

			CubeSmart
	Number of		Ownership	Total
Store Location	Stores	Date Opened	Interest	Construction Costs
				(in thousands)
Brooklyn, NY	1	Q4 2017	51%	$49,300
Washington, D.C.	1	Q3 2017	100%	27,800
New York, NY	1	Q3 2017	90%	81,200
North Palm Beach, FL	1	Q1 2017	100%	9,700
Bronx, NY (1) (2)	1	Q2 2016	100%	32,200
Queens, NY (1)	1	Q1 2016	100%	31,800
Brooklyn, NY (3)	1	Q4 2015	100%	14,800
Queens, NY	1	Q4 2015	90%	17,400
Arlington, VA	1	Q2 2015	90%	17,100
	9			$281,300

(1)

These stores were previously owned through two separate consolidated joint ventures, of which the Company owned a 51% interest in each. On April 5, 2016, the noncontrolling member in the venture that owned the Queens, NY store put its 49% interest in the venture to the Company for $12.5 million. On August 12, 2016, the noncontrolling member in the venture that owned the Bronx, NY store put its 49% interest in the venture to the Company for $17.0 million.

(2)	This store is subject to a ground lease.

(3)

During the fourth quarter of 2015, the Company, through a joint venture in which the Company owned a 90% interest and that it previously consolidated, completed the construction and opened for operation a store located in Brooklyn, NY. On June 2, 2017, the Company acquired the noncontrolling member’s 10% interest in the venture for $9.0 million.  Prior to this transaction, the noncontrolling member’s interest was reported in Noncontrolling interests in subsidiaries on the consolidated balance sheets. Since the Company retained its controlling interest in the joint venture and the store is now wholly owned, this transaction was accounted for as an equity transaction. The carrying amount of the noncontrolling interest was reduced to zero to reflect the purchase, and the $8.6 million difference between the purchase price paid by the Company and the carrying amount of the noncontrolling interest was recorded as an adjustment to equity attributable to the Company.  In conjunction with the Company’s acquisition of the noncontrolling interest, the $9.8 million related party loan extended by the Company to the venture during the construction period was repaid in full.

2016 Acquisitions

During the year ended December 31, 2016, the Company acquired 28 stores, including three stores upon completion of construction and the issuance of a certificate of occupancy, located throughout the United States for an aggregate purchase price of approximately $403.6 million. In connection with these acquisitions, the Company allocated a portion of the purchase price to the tangible and intangible assets acquired based on fair value. Intangible assets consist of in-place leases, which aggregated $18.8 million at the time of the acquisitions and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during the years ended December 31, 2017 and 2016 was approximately $8.3 million and $10.5 million, respectively. In connection with one of the acquired stores, the Company assumed mortgage debt that was recorded at a fair value of $6.5 million, which fair value includes an outstanding principal balance totaling $6.3 million and a net premium of $0.2 million to reflect the estimated fair value of the debt at the time of assumption.

 2015 Acquisitions

On December 15, 2015, the Company acquired all of the issued and outstanding uncertificated shares of common stock of a privately held self-storage REIT (“PSI”) for $115.8 million. As of the date of the acquisition, PSI owned real property consisting of 12 fully operational self-storage properties which were acquired for $109.8 million, and one self-storage property that was under construction, which was acquired for $6.0 million (the “PSI Assets”). The PSI Assets are located in Arizona, Florida, Georgia, Massachusetts, New York, North Carolina, Tennessee, and Texas. In connection with this acquisition, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated to $6.7 million at the time of the acquisition and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during the years ended December 31, 2016 and 2015 was approximately $6.1 million and $0.6 million, respectively.

During 2014, the Operating Partnership entered into an Agreement for Purchase and Sale with certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, both Maryland real estate investment trusts, to acquire (the “HSRE Acquisition”) 26 self-storage properties for an aggregate purchase price of $223.0 million plus customary closing costs. During 2014, the Company closed on the first tranche of 22 stores comprising the HSRE Acquisition, for an aggregate purchase price of $195.5 million. On March 18, 2015, the Company closed on the second tranche of the remaining four stores comprising the HSRE Acquisition, for an aggregate purchase price of $27.5 million. The four stores purchased in the second tranche are located in Illinois. In connection with this acquisition, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated to $2.7 million at the time of the acquisition and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during the years ended December 31, 2016 and 2015 was approximately $0.7 million and $2.0 million, respectively.

During the year ended December 31, 2015, the Company acquired 13 additional self-storage properties, including one store upon completion of construction and the issuance of a certificate of occupancy, located throughout the United States for an aggregate purchase price of approximately $155.0 million. In connection with these acquisitions, the Company allocated a portion of the purchase price to the tangible and intangible assets acquired based on fair value. Intangible assets consist of in-place leases, which aggregated $10.7 million at the time of the acquisitions and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during the years ended December 31, 2016 and 2015 was approximately $6.0 million and $4.7 million, respectively. In connection with one of the acquired stores, the Company assumed mortgage debt that was recorded at a fair value of $2.7 million, which fair value includes an outstanding principal balance totaling $2.5 million and a net premium of $0.2 million to reflect the estimated fair value of the debt at the time of assumption.

2015 Dispositions

On October 8, 2015, the Company sold seven stores in Texas and one store in Florida for an aggregate sales price of approximately $37.8 million. In connection with these sales, the Company recorded gains that totaled $14.4 million. The proceeds from these sales were held in escrow to fund future acquisitions under a tax free like kind exchange. The total net proceeds of $36.4 million were subsequently applied to three separate acquisitions, of which one closed in December 2015 and two closed in January 2016.

On October 2, 2015, USIFB, a consolidated real estate joint venture in which the Company owned a 97% interest, sold its remaining asset in London, England, for an aggregate sales price of £6.5 million (approximately $9.9 million). In connection with the sale, the Company recorded a gain of $3.0 million net of a foreign currency translation loss of $1.2 million.

5. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

191 IV CUBE LLC (“HVP IV”)

On October 16, 2017, the Company acquired a self-storage property located in Texas for $9.4 million, which it then contributed to a newly-formed joint venture on November 1, 2017. In return for contributing the property to HVP IV, the Company received approximately $7.5 million in cash and a 20% ownership interest in the venture. Subsequent to December 31, 2017, HVP IV acquired two self-storage properties in Arizona (1) and Texas (1) for an aggregate purchase price of $20.5 million.

CUBE HHF Northeast Venture LLC (“HHFNE”)

On December 15, 2016, the Company invested a 10% ownership interest in a newly-formed joint venture that acquired 13 self-storage properties located in Connecticut (3), Massachusetts (6), Rhode Island (2), and Vermont (2). HHFNE paid $87.5 million for these stores, of which $6.0 million was allocated to the value of the in-place lease intangible. The acquisition was funded primarily through an advance totaling $44.5 million on the venture’s loan facility. The remainder of the purchase price was contributed pro-rata by the Company and its unaffiliated joint venture partner. The Company’s total contribution to HHFNE related to this portfolio acquisition was $3.8 million. The loan bears interest at LIBOR plus 1.90% and matures on December 15, 2019 with options to extend the maturity date through December 15, 2021, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the loan agreement.

191 III CUBE LLC (“HVP III”)

During the fourth quarter of 2015, the Company invested a 10% ownership interest in a newly-formed joint venture that agreed to acquire a property portfolio comprised of 37 self-storage properties located in Michigan (17), Tennessee (10), Massachusetts (7), and Florida (3). HVP III paid $242.5 million for these 37 stores, of which $18.9 million was allocated to the value of the in-place lease intangible. HVP III acquired 30 of the stores on December 8, 2015 for $193.7 million, one of the stores on January 26, 2016 for $5.7 million, five of the stores on April 21, 2016 for $36.1 million, and one store on June 15, 2016 for $7.0 million. In connection with six of the acquired stores, HVP III assumed mortgage debt that was recorded at a fair value of $25.3 million, which includes an outstanding principal balance totaling $23.7 million and a net premium of $1.6 million to reflect the estimated fair value of the debt at the time of assumption. The remainder of the purchase price was funded through advances totaling $116.0 million on the venture’s $122.0 million loan facility and amounts contributed pro-rata by the Company and its unaffiliated joint venture partner. The Company’s total contribution to HVP III related to this portfolio acquisition was $10.7 million. The loan facility bears interest at LIBOR plus 2.00% per annum and matures on December 7, 2018 with options to extend the maturity date through December 7, 2020, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the loan agreement.

During the first quarter of 2016, HVP III agreed to acquire a portfolio comprised of 31 self-storage properties located in South Carolina (22), Georgia (5), and North Carolina (4) that were previously managed by the Company. HVP III paid $115.5 million for these 31 stores, of which $10.6 million was allocated to the value of the in-place lease intangible. HVP III acquired 30 of the stores on March 30, 2016 for $112.8 million and one of the stores on November 29, 2016 for $2.7 million. In conjunction with the acquisitions, HVP III refinanced its existing loan facility by entering into an increased amended and restated loan facility not to exceed $185.5 million. The acquisitions were funded primarily through advances totaling $63.5 million on the venture’s amended and restated loan facility. The remainder of the purchase price was contributed pro-rata by the Company and its unaffiliated joint venture partner. The Company’s total contribution to HVP III related to this portfolio acquisition was $5.4 million, bringing its total investment in HVP III to $16.1 million as of December 31, 2016. The amended and restated loan facility bears interest at LIBOR plus 2.00% per annum. The initial maturity date was extended to March 30, 2019 with options to extend through March 30, 2021, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the amended and restated loan agreement.

CUBE HHF Limited Partnership (“HHF”)

On December 10, 2013, the Company invested a 50% ownership interest in a newly-formed joint venture that acquired 35 self-storage properties located in Texas (34) and North Carolina (1). HHF paid $315.7 million for these stores, of which $12.1 million was allocated to the value of the in-place lease intangible. The Company and the unaffiliated joint venture partner each contributed cash equal to 50% of the capital required to fund the acquisition. On May 1, 2014, HHF obtained a $100.0 million loan secured by the 34 self-storage properties located in Texas that are owned by the venture. There is no recourse to the Company, subject to customary exceptions to non-recourse provisions. The loan bears interest at 3.59% per annum and matures on April 30, 2021. This financing completed the planned capital structure of HHF and proceeds (net of closing costs) of $99.2 million were distributed proportionately to the partners.

Based upon the facts and circumstances at formation of HVP IV, HHFNE, HVP III, and HHF (the “Ventures”), the Company determined that the Ventures are not VIEs in accordance with the accounting standard for the consolidation of VIEs. As a result, the Company used the voting interest model under the accounting standard for consolidation in order to determine whether to consolidate the Ventures. Based upon each member's substantive participating rights over the activities of each entity as stipulated in the operating agreements, the Ventures are not consolidated by the Company and are accounted for under the equity method of accounting. The Company’s investments in the Ventures are included in Investment in real estate ventures, at equity on the Company’s consolidated balance sheets and the Company’s earnings from its investments in the Ventures are presented in Equity in losses of real estate ventures on the Company’s consolidated statements of operations.

The amounts reflected in the following table are based on the historical financial information of the Ventures. The following is a summary of the financial position of the Ventures as of December 31, 2017 and 2016 (in thousands):

	December 31,	December 31,
	2017	2016
Assets
Storage properties, net	$647,668	$667,975
Other assets	8,284	17,003
Total assets	$655,952	$684,978

Liabilities and equity
Other liabilities	$6,853	$6,516
Debt	346,475	345,631
Equity
CubeSmart	91,206	98,682
Joint venture partners	211,418	234,149
Total liabilities and equity	$655,952	$684,978

The following is a summary of results of operations of the Ventures for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Year ended December 31,
	2017	2016	2015

Total revenues	$81,058	$64,931	$31,249
Operating expenses	34,705	29,900	15,042
Interest expense, net	11,703	9,432	3,846
Depreciation and amortization	45,086	53,701	16,214
Net loss	(10,436)	(28,102)	(3,853)
Company’s share of net loss	(1,386)	(2,662)	(411)

The results of operations above include the periods from November 1, 2017 (date of acquisition) through December 31, 2017 for HVP IV, December 15, 2016 (date of acquisition) through December 31, 2017 for HHFNE, and December 8, 2015 (date of acquisition) through December 31, 2017 for HVP III.

6.  UNSECURED SENIOR NOTES

The Company’s unsecured senior notes are summarized as follows (collectively referred to as the “Senior Notes”):

	December 31,	December 31,	Effective	Issuance	Maturity
Unsecured Senior Notes	2017	2016	Interest Rate	Date	Date
	(in thousands)
$250M 4.800% Guaranteed Notes due 2022	$250,000	$250,000	4.82%	Jun-12	Jul-22
$300M 4.375% Guaranteed Notes due 2023 (1)	300,000	250,000	4.33%	Various (1)	Dec-23
$300M 4.000% Guaranteed Notes due 2025 (2)	300,000	250,000	3.99%	Various (2)	Nov-25
$300M 3.125% Guaranteed Notes due 2026	300,000	300,000	3.18%	Aug-16	Sep-26
Principal balance outstanding	1,150,000	1,050,000
Less: Discount on issuance of unsecured senior notes, net	(617)	(3,971)
Less: Loan procurement costs, net	(6,923)	(6,953)
Total unsecured senior notes, net	$1,142,460	$1,039,076

(1)

On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.375% senior notes due 2023, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.375% senior notes due December 15, 2023 issued on December 17, 2013.  The $50.0 million and $250.0 million traunches were priced at 105.040% and 98.995%, respectively, of the principal amount to yield 3.495% and 4.501%, respectively, to maturity.  The combined weighted-average effective interest rate of the 2023 notes is 4.330%.

(2)

On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.000% senior notes due November 15, 2025 issued on October 26, 2015.  The $50.0 million and $250.0 million traunches were priced at 101.343% and 99.735%, respectively, of the principal amount to yield 3.811% and 4.032%, respectively, to maturity. The combined weighted-average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1 after giving effect to the incurrence of the debt. The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt. The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2017, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

7.  REVOLVING CREDIT FACILITY AND UNSECURED TERM LOANS

On December 9, 2011, the Company entered into a credit agreement (the “Credit Facility”), which was subsequently amended on April 5, 2012, June 18, 2013, and April 22, 2015 to provide for, amongst other things, a $500.0 million unsecured revolving facility (the “Revolver”) with a maturity date of April 22, 2020.  Pricing on the Revolver is dependent on the Company’s unsecured debt credit ratings. At the Company’s current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.25% over LIBOR, inclusive of a facility fee of 0.15%.  As of December 31, 2017, $417.6 million was available for borrowing under the Revolver.  The available balance under the Revolver is reduced by an outstanding letter of credit of $0.7 million.  As of December 31, 2017, the Company also had a $200.0 million unsecured term loan outstanding under the Credit Facility, which is included in the table below.

On June 20, 2011, the Company entered into an unsecured term loan agreement (the “Term Loan Facility”), which was subsequently amended on June 18, 2013 and August 5, 2014, consisting of a $100.0 million unsecured term loan with a five-year maturity and a $100.0 million unsecured term loan with a seven-year maturity.

The Company’s unsecured term loans under the Credit Facility and Term Loan Facility are summarized below:

	Carrying Value as of:		Effective Interest
	December 31,	December 31,	Rate as of	Maturity
Unsecured Term Loans	2017	2016	December 31, 2017 (1)	Date
	(in thousands)
Credit Facility
Unsecured term loan	$200,000	$200,000	2.86%	Jan-19
Term Loan Facility
Unsecured term loan (2)	—	100,000	—%	Jun-18
Unsecured term loan (3)	100,000	100,000	3.62%	Jan-20
Principal balance outstanding	300,000	400,000
Less: Loan procurement costs, net	(604)	(1,251)
Total unsecured term loans, net	$299,396	$398,749

(1)

Pricing on the Term Loan Facility and the unsecured term loan under the Credit Facility is dependent on the Company’s unsecured debt credit ratings. At the Company’s current Baa2/BBB level, amounts drawn under the term loan scheduled to mature in January 2019 are priced at 1.30% over LIBOR, while amounts drawn under the term loan scheduled to mature in January 2020 are priced at 1.15% over LIBOR, excluding the impact of interest rate swaps.  As of December 31, 2017, borrowings under the Credit Facility, inclusive of the Revolver, and Term Loan Facility, as amended and after giving effect to the interest rate swaps, had an effective weighted average interest rate of 3.05%.

(2)

On April 6, 2017, the Company used the net proceeds from the issuance of $50.0 million of its 4.375% Senior Notes due 2023 and $50.0 million of its 4.000% Senior Notes due 2025 to repay all of the outstanding indebtedness under its unsecured term loan that was scheduled to mature in June 2018.  Unamortized loan procurement costs of $0.2 million were written off in conjunction with the repayment.

(3)	As of December 31, 2017, the Company had interest rate swaps in place on these borrowings that fix 30-day LIBOR (see note 10).

The Term Loan Facility and the unsecured term loan under the Credit Facility were fully drawn as of December 31, 2017 and no further borrowings may be made under the term loans.  The Company’s ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include:

•	Maximum total indebtedness to total asset value of 60.0% at any time;

•	Minimum fixed charge coverage ratio of 1.50:1.00; and

•	Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the Credit Facility and Term Loan Facility, the Company is restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of funds from operations, and (ii) such amount as may be necessary to maintain the Parent Company’s REIT status.

As of December 31, 2017, the Company was in compliance with all of its financial covenants and it anticipates being in compliance with all of its financial covenants through the terms of the Credit Facility and Term Loan Facility.

8.  MORTGAGE LOANS AND NOTES PAYABLE

The Company’s mortgage loans and notes payable are summarized as follows:

	Carrying Value as of:
	December 31,	December 31,	Effective	Maturity
Mortgage Loans and Notes Payable	2017	2016	Interest Rate	Date
	(in thousands)
YSI 67	$—	$6,216	2.55%	Mar-17
YSI 33	9,547	9,860	6.42%	Jul-19
YSI 26	8,228	8,423	4.56%	Nov-20
YSI 57	2,889	2,957	4.61%	Nov-20
YSI 55	22,508	22,952	4.85%	Jun-21
YSI 24	25,700	26,464	4.64%	Jun-21
YSI 65	2,411	2,457	3.85%	Jun-23
YSI 66	31,727	32,257	3.51%	Jun-23
YSI 68	5,786	—	3.78%	May-24
Principal balance outstanding	108,796	111,586
Plus: Unamortized fair value adjustment	3,286	3,742
Less: Loan procurement costs, net	(648)	(710)
Total mortgage loans and notes payable, net	$111,434	$114,618

As of December 31, 2017 and 2016, the Company’s mortgage loans payable were secured by certain of its self-storage properties with net book values of approximately $236.9 million and $233.1 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable as of December 31, 2017 (in thousands):

2018	$2,650
2019	11,652
2020	12,791
2021	45,057
2022	923
2023 and thereafter	35,723
Total mortgage payments	108,796
Plus: Unamortized fair value adjustment	3,286
Less: Loan procurement costs, net	(648)
Total mortgage loans and notes payable, net	$111,434

9.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component for the year ended December 31, 2017 (in thousands):

	Unrealized losses
	on interest rate
	swaps

Other comprehensive gain before reclassifications	$192
Amounts reclassified from accumulated other comprehensive loss	1,661	(1)
Net current-period other comprehensive gain	1,853
Balance at December 31, 2016	(1,850)
Balance at December 31, 2017	$3

(1) See note 10 for additional information about the effects of the amounts reclassified.

10.  RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company’s use of derivative instruments is limited to the utilization of interest rate swap agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company has entered into interest rate swap agreements that qualify and are designated as cash flow hedges designed to reduce the impact of interest rate changes on its variable rate debt.  Therefore, the interest rate swaps are recorded in the consolidated balance sheet at fair value, and the related gains or losses are deferred in shareholders’ equity as accumulated other comprehensive loss.  These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings.  However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately.

The Company formally assesses, both at inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that a derivative is highly-effective as a hedge, then the Company accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company’s results of operations.  If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively and will reflect in its statement of operations realized and unrealized gains and losses in respect of the derivative.

The following table summarizes the terms and fair values of the Company’s derivative financial instruments as of December 31, 2017 and 2016 (in thousands):

Hedge	Hedge	Notional Amount			Effective		Fair Value
Product	Type (1)	December 31, 2017	December 31, 2016	Strike	Date	Maturity	December 31, 2017	December 31, 2016

Swap	Cash flow	$—	$75,000	1.3360%	12/30/2011	3/31/2017	$—	$(103)
Swap	Cash flow	—	50,000	1.3360%	12/30/2011	3/31/2017	—	(69)
Swap	Cash flow	—	50,000	1.3360%	12/30/2011	3/31/2017	—	(69)
Swap	Cash flow	—	25,000	1.3375%	12/30/2011	3/31/2017	—	(34)
Swap	Cash flow	40,000	40,000	2.4590%	6/20/2011	6/20/2018	(161)	(797)
Swap	Cash flow	40,000	40,000	2.4725%	6/20/2011	6/20/2018	(163)	(804)
Swap	Cash flow	20,000	20,000	2.4750%	6/20/2011	6/20/2018	(82)	(404)
		$100,000	$300,000				$(406)	$(2,280)

(1)	Hedging unsecured variable rate debt by fixing 30-day LIBOR.

The Company measures its derivative instruments at fair value and records them in the balance sheet as either an asset or liability.  As of December 31, 2017 and 2016, all derivative instruments were included in Accounts payable, accrued expenses, and other liabilities in the accompanying consolidated balance sheets.  The effective portions of changes in the fair value of the derivatives are reported in accumulated other comprehensive income (loss).  Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.  The change in unrealized losses on interest rate swaps reflects a reclassification of $1.7 million of unrealized losses from accumulated other comprehensive loss as an increase to interest expense during 2017.  The Company estimates that $0.4 million will be reclassified as an increase to interest expense in 2018.

11.  FAIR VALUE MEASUREMENTS

The Company applies the methods of determining fair value, as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, as well as considering counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value as of December 31, 2017 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3

Interest rate swap derivative liabilities	$—	$406	$—

Total liabilities at fair value	$—	$406	$—

Financial assets and liabilities carried at fair value as of December 31, 2016 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3

Interest rate swap derivative liabilities	$—	$2,280	$—

Total liabilities at fair value	$—	$2,280	$—

Financial assets and liabilities carried at fair value were classified as Level 2 inputs.  For financial liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including LIBOR yield curves, bank price quotes for forward starting swaps, NYMEX futures pricing, and common stock price quotes. Below is a summary of valuation techniques for Level 2 financial liabilities:

•

Interest rate swap derivative assets and liabilities — valued using LIBOR yield curves at the reporting date. Counterparties to these contracts are most often highly rated financial institutions, none of which experienced any significant downgrades in 2017 that would reduce the amount owed by the Company.  Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the counterparties. However, as of December 31, 2017, the Company has assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their respective carrying values as of December 31, 2017 and 2016.  The aggregate carrying value of the Company’s debt was $1.6 billion as of December 31, 2017 and 2016. The estimated fair value of the Company’s debt was $1.7 billion and $1.6 billion as of December 31, 2017 and 2016, respectively. These estimates were based on a discounted cash flow analysis assuming market interest rates for comparable obligations as of December 31, 2017 and 2016. The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies, which is classified within level 2 of the fair value hierarchy. Rates and credit spreads take into consideration general market conditions and maturity.

12.  NONCONTROLLING INTERESTS

Interests in Consolidated Real Estate Joint Ventures

Noncontrolling interests in subsidiaries represent the ownership interests of third parties in the Company’s consolidated real estate ventures. The Company has determined that these ventures are variable interest entities, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities, and results of operations of the real estate ventures in the table below (dollars in thousands):

			Date Opened /	CubeSmart
	Number		Estimated	Ownership	December 31, 2017
Development Ventures	of Stores	Location	Opening	Interest	Total Assets	Total Liabilities

CS 1158 McDonald Ave, LLC ("McDonald Ave") (1)	1	Brooklyn, NY	Q3 2019 (est.)	51%	$18,472	$2,429
CS SJM E 92nd Street, LLC ("92nd St") (3)	1	New York, NY	Q2 2019 (est.)	90%	1,366	1,096
CS 160 East 22nd St, LLC ("22nd St") (1)	1	Bayonne, NJ	Q1 2019 (est.)	51%	5,533	3,382
2225 46th St, LLC ("46th St") (1)	1	Queens, NY	Q4 2018 (est.)	51%	27,130	9,551
CS SDP Waltham, LLC ("Waltham") (3)	1	Waltham, MA	Q4 2018 (est.)	90%	5,981	704
2880 Exterior St, LLC ("Exterior St") (1)	1	Bronx, NY	Q3 2018 (est.)	51%	62,763	31,575
3068 Cropsey Avenue, LLC ("Cropsey Ave") (1)	1	Brooklyn, NY	Q4 2017	51%	47,952	22,189
444 55th Street Holdings, LLC ("55th St") (2)	1	New York, NY	Q3 2017	90%	82,216	33,858
186 Jamaica Avenue, LLC ("Jamaica Ave") (3)	1	Brooklyn, NY	Q4 2015	90%	18,478	13,289
Shirlington Rd, LLC ("SRLLC") (3)	1	Arlington, VA	Q2 2015	90%	16,320	12,819
	10				$286,211	$130,892

(1)

The noncontrolling members of McDonald Ave, 22nd St, 46th St, Exterior St, and Cropsey Ave have the option to put their ownership interest in the ventures to the Company for $10.0 million, $11.5 million, $14.2 million, $37.8 million and $20.4 million, respectively, within the one-year period after construction of each store is substantially complete. Additionally, the Company has a one-year option to call the ownership interest of the noncontrolling members of McDonald Ave, 22nd St, 46th St, Exterior St, and Cropsey Ave for $10.0 million, $11.5 million, $14.2 million, $37.8 million and $20.4 million, respectively, beginning on the second anniversary of the respective store’s construction being substantially complete. The Company is accreting the respective liabilities during the development periods and, as of December 31, 2017, has accrued $2.2 million, $3.3 million, $8.2 million, $28.9 million and $20.4 million related to McDonald Ave, 22nd St, 46th St, Exterior St, and Cropsey Ave, respectively.

(2)

In connection with the acquired property, 55th St assumed mortgage debt that was recorded at a fair value of $35.0 million, which fair value includes an outstanding principal balance totaling $32.5 million and a net premium of $2.5 million to reflect the estimated fair value of the debt at the time of assumption. The loan accrues interest at a fixed rate of 4.68%, matures on June 7, 2023, and is fully guaranteed by the Company.

(3)

The Company has a related party commitment to these ventures to fund all or a portion of the construction costs. As of December 31, 2017, the Company has fully funded its $12.8 million loan commitment to Jamaica Ave and $12.7 million of a total $14.6 million loan commitment to SRLLC, which are included in the total liability amounts within the table above. These loans and related interest were eliminated during consolidation. As of December 31, 2017, the Company has not funded any of its $10.8 million or $6.2 million loan commitments to Waltham and 92nd St, respectively.

See note 4 for details regarding the Company’s June 2, 2017 acquisition of the noncontrolling interest in a previously consolidated joint venture that developed and owned a store in Brooklyn, NY.

USIFB was formed to own, operate, acquire, and develop self-storage properties in England.  The Company owned a 97% interest in USIFB through a wholly-owned subsidiary, and USIFB commenced operations at two stores in London, England during 2008.  The Company determined that USIFB is a variable interest entity, and that the Company is the primary beneficiary.  Accordingly, the Company consolidates the assets, liabilities, and results of operations of USIFB. On December 31, 2013 the Company provided a $6.8 million (£4.1 million) loan secured by a mortgage on real estate assets of USIFB.  On June 30, 2014, one of the assets was sold for net proceeds of $7.0 million and the loan was repaid with proceeds from the sale. The loan and any related interest were eliminated during consolidation. On October 2, 2015, USIFB sold its remaining asset in London, England, for an aggregate sales price of £6.5 million (approximately $9.9 million). In connection with the sale, the Company recorded a gain of $3.0 million net of a foreign currency translation loss of $1.2 million.

Operating Partnership Ownership

The Company follows guidance regarding the classification and measurement of redeemable securities.  Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity/capital.  This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity/capital in the consolidated balance sheets.  The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.

Additionally, with respect to redeemable ownership interests in the Operating Partnership held by third parties for which CubeSmart has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares, to evaluate whether CubeSmart controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 1.0% and 1.1% of the outstanding OP Units as of December 31, 2017 and December 31, 2016, respectively, were not owned by CubeSmart, the sole general partner.  The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage properties. The holders of the OP Units are limited partners in the Operating Partnership and have the right to require CubeSmart to redeem all or part of their OP Units for, at the general partner’s option, an equivalent number of common shares of CubeSmart or cash based upon the fair value of an equivalent number of common shares of CubeSmart.  However, the partnership agreement contains certain provisions that could result in a cash settlement outside the control of CubeSmart and the Operating Partnership, as CubeSmart does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance, the Operating Partnership records the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets. Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

On May 14, 2015, the Company closed on the acquisition of real property that has been developed into a self-storage property in Washington, D.C. In conjunction with the closing, the Company issued 20,408 OP Units, valued at approximately $0.5 million to pay a portion of the consideration. On April 18, 2016, upon completion of certain milestones, the Company issued 61,224 additional OP Units, valued at approximately $1.5 million, to pay the remaining consideration. The store commenced operations during the third quarter of 2017.

On May 9, 2017, the Company acquired a store in Maryland for $18.2 million and assumed an existing mortgage loan with an outstanding balance of approximately $5.9 million. In conjunction with the closing, the Company issued 440,160 OP Units, valued at approximately $12.3 million, to pay the remaining consideration.

On April 12, 2017, the Company acquired a store in Illinois for $11.2 million. In conjunction with the closing, the Company paid $9.7 million and issued 58,400 Class C OP Units to pay the remaining consideration.

As of December 31, 2017 and 2016, 1,878,253 and 2,032,394 OP Units, respectively, were held by third parties.  The per unit cash redemption amount of the outstanding OP Units was calculated based upon the average of the closing prices of the common shares of CubeSmart on the New York Stock Exchange for the final 10 trading days of the year. Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Company has reflected these interests at their redemption value as of December 31, 2017 and 2016. As of December 31, 2017, the Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $4.0 million. As of December 31, 2016, the Operating Partnership recorded a decrease to OP Units owned by third parties and a corresponding increase to capital of $7.4 million.

13.  RELATED PARTY TRANSACTIONS

Affiliated Real Estate Investments

The Company provides management services to certain joint ventures and other related parties.  Management agreements provide for fee income to the Company based on a percentage of reveneus at the managed stores.  Total management fees for unconsolidated joint ventures or other entities in which the Company held an ownership interest for the years ending December 31, 2017, 2016 and 2015 were $3.8 million, $2.9 million and $1.0 million, respectively.

The management agreements for certain joint ventures, other related parties and third-party stores provide for the reimbursement to the Company for certain expenses incurred to manage the stores.  These amounts consist of amounts due for management fees, payroll and other store expenses.  The amounts due to the Company were $7.5 million and $3.3 million as of December 31, 2017 and 2016, respectively, and are included in Other Assets, net in the Company’s consolidated balance sheets.  Additionally, as discussed in note 12 the Company had outstanding mortgage loans receivable from consolidated joint ventures of $25.5 million and $34.7 million as of December 31, 2017 and 2016, respectively, which are eliminated for consolidation purposes.  The Company believes that all of these related-party receivables are fully collectible.

The HVP III, HVP IV, and HHFNE operating agreements provide for acquisition fees payable from HVP III, HVP IV, and HHFNE to the Company in an amount equal to 0.5% of the purchase price upon closing of an acquisition by HVP III, HVP IV, and HHFNE, or any of their subsidiaries and completion of certain measures as defined in the operating agreements. The Company recognized $0.5 million and $1.8 million in acquisition fees during the years ended December 31, 2017 and 2016, respectively, which are included in Other income on the consolidated statements of operations. The Company did not recognize any acquisition fees during the year ended December 31, 2015.

14.  COMMITMENTS AND CONTINGENCIES

Ground Leases

The Company currently owns eight operating self-storage properties and two self-storage properties currently under development that are subject to ground leases, and two other operating self-storage properties that have portions of land that are subject to ground leases. The Company recorded ground rent expense of approximately $3.4 million, $2.7 million, and $2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total future minimum rental payments under non-cancelable ground leases are as follows:

Ground Lease
Amount
(in thousands)

2018	$2,500
2019	2,670
2020	2,743
2021	2,812
2022	2,971
2023 and thereafter	119,343
$133,039

Development Commitments

The Company has development agreements for the construction of six new self-storage properties (see note 4), which will require payments of approximately $82.7 million, due in installments upon completion of certain construction milestones, during 2018 and 2019.

Litigation

The Company is involved in claims from time to time, which arise in the ordinary course of business.  In accordance with applicable accounting guidance, management establishes an accrued liability for litigation when those matters present loss contingencies that are both probable and reasonably estimable.  In such cases, there may be exposure to loss in excess of those amounts accrued.  The estimated loss, if any, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and known and unknown uncertainties.  In the opinion of management, the Company has made adequate provisions for potential liabilities, arising from any such matters, which are included in Accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.  However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims, and changes in any such matters, could have a material adverse effect on the Company’s business, financial condition, and operating results.

On July 13, 2015, a putative class action was filed against the Company in the Federal District Court of New Jersey seeking to obtain declaratory, injunctive and monetary relief for a class of New Jersey consumers based upon alleged violations by the Company of the New Jersey Truth in Customer Contract, Warranty and Notice Act and the New Jersey Consumer Fraud Act.  On December 15, 2017, the court granted preliminary approval of a settlement for the class action. The settlement and associated expenses, which were previously reserved for, did not have a material impact on the Company’s consolidated financial position or results of operations.

Insurance Recovery

As a result of hurricanes that occurred during the third quarter of 2017, the Company incurred damage at certain stores located in Florida and Texas.  During the year ended December 31, 2017, the Company recorded $1.1 million in charges based on the damage assessment and terms of the deductibles under the insurance policies, inclusive of its $0.1 million portion of the charge taken by HHF.  These charges are comprised of $0.3 million in net book value write-offs related to damaged assets and $0.8 million in estimated deductibles related to costs incurred for repairs and cleanup. The Company has comprehensive insurance coverage and, after receipt of $0.3 million in October 2017, recorded a receivable of $1.0 million as of December 31, 2017 for the remaining anticipated insurance recoveries which is included in Other assets within the Company’s consolidated balance sheets. To the extent that insurance proceeds, which are on a replacement cost basis, ultimately exceed the net book value of the damaged assets, a gain will be recognized in the period in which all contingencies related to the insurance claim have been resolved. The estimated charges for the insurance deductibles and asset write-offs are included in Property operating expenses and Depreciation and amortization, respectively within the Company’s consolidated statements of operations. The Company’s portion of the charge taken by HHF is included in Equity in losses of real estate ventures within the Company’s consolidated statements of operations.

15.  SHARE-BASED COMPENSATION PLANS

On June 1, 2016 the Company’s shareholders approved an amendment and restatement of the Company’s 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 and subsequently amended with shareholder approval on June 2, 2010 (as amended and restated, the “2007 Plan”).  The purpose of the 2007 Plan is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees, and other persons to serve the Company and its affiliates to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the 2007 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, performance awards, which may be denominated in cash or shares, included restricted shares and restricted share units, and other share-based awards, including unrestricted common shares or awards denominated or payable in, or valued in whole or part by reference to, common shares.  Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals.  Share options granted under the 2007 Plan may be non-qualified share options or incentive share options.

Upon shareholder approval of the amendment and restatement of the 2007 Plan in June 2016, 4,500,000 additional common shares were made available for award under the 2007 Plan.  As a result, these 4,500,000 additional shares, together with the 991,117 shares that remained available for future awards under the 2007 Plan at the time of the shareholder approval, plus any common shares that are restored to availability upon expiration or forfeiture of outstanding options or restricted share awards, would constitute the “Aggregate Share Reserve”.  As of December 31, 2017: (i)  4,936,124 common shares remained available for future awards under the 2007 Plan; (ii) 465,045 unvested restricted share awards were outstanding under the 2007 Plan; and (iii) 1,833,173 common shares were subject to outstanding options under the 2007 Plan (with the outstanding options having a weighted average exercise price of $16.55 per share and a weighted average term to maturity of 5.26 years).

Prior to the June 2016 amendments, the 2007 Plan used a “Fungible Units” methodology for computing the maximum number of common shares available for issuance under the 2007 Plan.  The Fungible Units methodology assigned weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards. As amended in June 2016, the 2007 Plan provides that any common shares made the subject of awards under the 2007 Plan will count against the Aggregate Share Reserve as one (1) unit. The Aggregate Share Reserve and the computation of the number of common shares available for issuance is subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations.  The number of shares counted against the Aggregate Share Reserve includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price.  If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of the award that expires, is forfeited or that otherwise terminates, as the case may be, again becomes available for issuance under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee of the Company’s Board of Trustees (the “Compensation Committee”), which is appointed by the Board of Trustees.  The Compensation Committee interprets the 2007 Plan and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

Subject to adjustment upon certain corporate transactions or events, a participant (other than a non-employee trustee) may not receive awards under the 2007 Plan in any one calendar year covering more than 1,000,000 shares.  Subject to adjustment upon certain corporate transactions or events, a non-employee trustee may not receive awards under the 2007 Plan in any one calendar year covering more than 250,000 shares.

Under the 2007 Plan, the Compensation Committee determines the vesting schedule of each share award and option, subject to a one-year minimum vesting requirement, but with permitted acceleration of vesting in the event of a participant’s death or disability, or in the event of a change in control or certain changes in our capital structure.  Notwithstanding the foregoing one-year minimum vesting limitation, up to five percent of the shares subject to the Aggregate Share Reserve may be subject to awards that are not subject to such limitation.  The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date.  The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

On October 19, 2004, the Company’s sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the “2004 Plan”).  The 2004 Plan expired in October 2014.  Prior to its expiration, a total of 3.0 million common shares were reserved for issuance under the 2004 Plan. Subsequent to its expiration, no new equity awards may be granted under the 2004 Plan, and to the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards no longer become available for future grants under the 2004 Plan. As of December 31, 2017, there were approximately five thousand shares outstanding under the 2004 Plan.

Share Options

The fair values for options granted in 2017, 2016, and 2015 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2017		2016		2015
Risk-free interest rate	2.2%		1.8%		1.5%
Expected dividend yield	3.5%		2.7%		2.6%
Volatility (1)	33.00%		33.00%		33.00%
Weighted average expected life of the options (2)	6.0	years	6.0	years	6.0	years
Weighted average grant date fair value of options granted per share	$6.12		$7.61		$6.23

(1)	Expected volatility is based upon the level of volatility historically experienced.
(2)	Expected life is based upon our expectations of share option recipients’ expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. Volatility for the 2017, 2016 and 2015 grants was based on the trading history of the Company’s shares.

In 2017, 2016, and 2015, the Company recognized compensation expense related to options issued to employees and executives of approximately $1.5 million, $1.3 million and $1.0 million, respectively, which is included in General and administrative expense on the Company’s consolidated statements of operations. During 2017, 289,104 share options were issued for which the fair value of the options at their respective grant dates was approximately $1.8 million. The share options vest over three years. As of December 31, 2017, the Company had approximately $1.8 million of unrecognized option compensation cost related to all grants that will be recorded over the next three years.

The table below summarizes the option activity under the 2004 Plan and the 2007 Plan for the years ended December 31, 2017, 2016 and 2015:

			Weighted Average
	Number of Shares	Weighted Average	Remaining
	Under Option	Strike Price	Contractual Term
Balance at December 31, 2014	3,692,301	$11.76	4.16
Options granted	202,485	25.00	9.08
Options canceled	(18,230)	19.75	—
Options exercised	(1,454,612)	11.31	2.38
Balance at December 31, 2015	2,421,944	$13.07	4.08
Options granted	213,008	30.32	9.07
Options exercised	(695,262)	18.69	0.29
Balance at December 31, 2016	1,939,690	$12.94	4.85
Options granted	289,104	26.30	9.07
Options exercised	(395,621)	5.98	1.14
Balance at December 31, 2017	1,833,173	$16.55	5.26

Vested or expected to vest at December 31, 2017	1,833,173	$16.55	5.26
Exercisable at December 31, 2017	1,337,280	$12.58	4.04

As of December 31, 2017, the aggregate intrinsic value of options outstanding, of options that vested or expected to vest, and of options that were exercisable was approximately $35.3 million.  The aggregate intrinsic value of options exercised was approximately $8.8 million for the year ended December 31, 2017.

Restricted Shares

The Company applies the fair value method of accounting for contingently issued shares.  As such, each grant is recognized ratably over the related vesting period.  Approximately 166,000 restricted shares and share units were issued during 2017 for which the fair value of the restricted shares and share units at their respective grant dates was approximately $4.7 million, which vest over three to five years.  During 2016, approximately 155,000 restricted shares and share units were issued for which the fair value of the restricted shares and share units at their respective grant dates was approximately $5.2 million.  As of December 31, 2017 the Company had approximately $5.2 million of remaining unrecognized restricted share and share unit compensation costs that will be recognized over the next five years.  Restricted share awards are considered to be performance awards and are valued using the share price on the grant date.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

In 2017, 2016 and 2015, the Company recognized compensation expense related to restricted shares and share units issued to employees and Trustees of approximately $4.1 million, $3.6 million, and $2.7 million, respectively; these amounts were recorded in general and administrative expense. The following table presents non-vested restricted share and share unit activity during 2017:

Number of Non-
Vested Restricted
Shares and Share Units
Non-Vested at January 1, 2017	323,022
Granted	165,709
Vested	(130,500)
Forfeited	(5,769)
Non-Vested at December 31, 2017	352,462

On January 23, 2017, 52,426 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $1.8 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2019.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 22, 2016, 37,008 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $1.6 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2018.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 23, 2015, 35,614 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $1.3 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2017.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

16.  EARNINGS PER SHARE AND UNIT AND SHAREHOLDERS’ EQUITY AND CAPITAL

Earnings per common share and shareholders’ equity

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

	For the year ended December 31,
	2017	2016	2015
	(Dollars and shares in thousands, except per share amounts)

Net income	$135,611	$88,376	$78,756
Noncontrolling interests in the Operating Partnership	(1,593)	(941)	(960)
Noncontrolling interest in subsidiaries	270	470	(84)
Distributions to preferred shareholders (1)	—	(5,045)	(6,008)
Preferred share redemption charge	—	(2,937)	—
Net income attributable to the Company’s common shareholders	$134,288	$79,923	$71,704

Weighted-average shares outstanding	180,525	178,246	168,640
Share options and restricted share units	923	1,287	1,551
Weighted-average diluted shares outstanding (2)	181,448	179,533	170,191

Basic earnings per share attributable to common shareholders	$0.74	$0.45	$0.43
Diluted earnings per share attributable to common shareholders	$0.74	$0.45	$0.42

Earnings per common unit and capital

The following is a summary of the elements used in calculating basic and diluted earnings per common unit:

	For the year ended December 31,
	2017	2016	2015
	(Dollars and units in thousands, except per unit amounts)

Net income	$135,611	$88,376	$78,756
Operating Partnership interests of third parties	(1,593)	(941)	(960)
Noncontrolling interest in subsidiaries	270	470	(84)
Distribution to preferred unitholders (1)	—	(5,045)	(6,008)
Preferred unit redemption charge	—	(2,937)	—
Net income attributable to common unitholders	$134,288	$79,923	$71,704

Weighted-average units outstanding	180,525	178,246	168,640
Unit options and restricted share units	923	1,287	1,551
Weighted-average diluted units outstanding (2)	181,448	179,533	170,191

Basic earnings per unit attributable to common unitholders	$0.74	$0.45	$0.43
Diluted earnings per unit attributable to common unitholders	$0.74	$0.45	$0.42

(1)

For the year ended December 31, 2016, the Company declared cash dividends per preferred share/unit of $1.626 prior to redemption of the preferred shares on November 2, 2016. For the year ended December 31, 2015,  the Company declared cash dividends per preferred share/unit of $1.938.

(2)	For the years ended December 31, 2017, 2016 and 2015, the Company declared cash dividends per common share/unit of $1.11, $0.90, and $0.69, respectively.

The OP units and common units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.  An Operating Partnership unit may be redeemed for cash, or at the Company’s option, common units on a one-for-one basis.  Outstanding noncontrolling interest units in the Operating Partnership were 1,878,253; 2,032,394 and 2,159,650 as of December 31, 2017, 2016 and 2015, respectively. There were 182,215,735; 180,083,111 and 174,667,870 common units outstanding as of December 31, 2017, 2016 and 2015, respectively.

Common and Preferred Shares

On November 2, 2016, the Company redeemed all 3.1 million outstanding shares of 7.75% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Shares”) at a cash redemption price of $25.00 per share plus accumulated and unpaid dividends up to and including the date of redemption of $0.17374 per share. The redemption price of $77.5 million for the redemption of the Series A Preferred Shares was paid by the Company from available cash balances. In connection with the redemption, the Company recognized a charge of $2.9 million related to excess redemption costs over the original net proceeds.

The Company maintains an at-the-market equity program that enables it to offer and sell up to 40.0 million common shares through sales agents pursuant to equity distribution agreements (the “Equity Distribution Agreements”).  The Company’s sales activity under the program for the years ended December 31, 2017, 2016, and 2015 is summarized below:

	For the year ended December 31,
	2017	2016	2015
	(Dollars and shares in thousands, except per share amounts)
Number of shares sold	1,036	4,408	8,977
Average sales price per share	$29.13	$31.25	$26.35
Net proceeds after deducting offering costs	$29,642	$136,120	$234,240

The proceeds from the sales conducted during the years ended December 31, 2017, 2016, and 2015 were used to fund acquisitions of storage properties and for general corporate purposes.  As of December 31, 2017, 2016, and 2015, 4.7 million common shares, 5.8 million common shares, and 10.2 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

17.  INCOME TAXES

Deferred income taxes are established for temporary differences between financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse.  A valuation allowance for deferred tax assets is provided if the Company believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized.  No valuation allowance was recorded as of December 31, 2017 or 2016.  The Company had net deferred tax assets of $1.4 million and $1.3 million, which are included in other assets on the Company’s consolidated balance sheets as of December 31, 2017 and 2016, respectively.  The Company believes it is more likely than not the deferred tax assets will be realized.

18.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

During the years ended December 31, 2017 and 2016, the Company acquired seven self-storage properties for an aggregate purchase price of approximately $80.7 million (see note 3) and 28 stores for an aggregate purchase price of approximately $403.6 million, respectively.

The condensed consolidated pro forma financial information set forth below reflects adjustments to the Company’s historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of common shares) that occurred during 2017 and 2016 as if each had occurred as of January 1, 2016 and 2015, respectively.  The unaudited pro forma information presented below does not purport to represent what the Company’s actual results of operations would have been for the periods indicated, nor does it purport to represent the Company’s future results of operations.

The following table summarizes, on a pro forma basis, the Company’s consolidated results of operations for the year ended December 31, 2017 and 2016 based on the assumptions described above:

	Year ended December 31,
	2017	2016
	(in thousands, except per share data)

Pro forma revenues	$560,852	$523,821
Pro forma net income	$145,941	$115,269
Earnings per share attributable to common shareholders:
Basic - as reported	$0.74	$0.45
Diluted - as reported	$0.74	$0.45
Basic - as pro forma	$0.80	$0.63
Diluted - as pro forma	$0.80	$0.62

19.  SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company acquired one self-storage property in Texas for a purchase price of $12.2 million. The purchase price was funded with $7.4 million of cash and $4.8 million through the issuance of 168,011 common units. Following a 13-month lock-up period, the holder may tender the common units for redemption by the Operating Partnership for a cash amount per common unit equal to the market value of an equivalent number of common shares of the Company.  The Company has the right, but not the obligation, to assume and satisfy the redemption obligation of the Operating Partnership by issuing one common share in exchange for each common unit tendered for redemption.

20.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2017 and 2016 (in thousands, except per share data):

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
Total revenues	$133,037	$138,559	$143,865	$143,482
Total operating expenses	92,646	91,025	91,586	87,971
Net income attributable to the Company	24,986	32,458	37,297	39,547
Basic earnings per share	0.14	0.18	0.21	0.22
Diluted earnings per share	0.14	0.18	0.21	0.22

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016
Total revenues	$118,871	$126,526	$132,096	$132,546
Total operating expenses	90,145	93,509	92,585	90,848
Net income attributable to the Company	15,750	20,424	24,884	26,847
Basic earnings per share	0.08	0.11	0.13	0.13
Diluted earnings per share	0.08	0.11	0.13	0.13

The sum of quarterly earnings per share amounts do not necessarily equal the full year amounts.

CUBESMART

SCHEDULE III

REAL ESTATE AND RELATED DEPRECIATION

December 31, 2017

(Dollars in thousands)

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Chandler I, AZ	47,680		327	1,257	399	327	1,480	1,807	608	2005
Chandler II, AZ	82,915		1,518	7,485	108	1,518	7,592	9,110	1,045	2013
Gilbert I, AZ	57,200		951	4,688	90	951	4,779	5,730	730	2013
Gilbert II, AZ	114,080		1,199	11,846	152	1,199	11,998	13,197	383	2016
Glendale, AZ	56,807		201	2,265	1,195	418	2,899	3,317	1,356	1998
Green Valley, AZ	25,050		298	1,153	196	298	1,139	1,437	437	2005
Mesa I, AZ	52,575		920	2,739	311	921	2,603	3,524	1,034	2006
Mesa II, AZ	45,511		731	2,176	284	731	2,132	2,863	854	2006
Mesa III, AZ	59,629		706	2,101	254	706	1,971	2,677	805	2006
Peoria, AZ	110,835		1,436	7,082	241	1,436	7,322	8,758	596	2015
Phoenix I, AZ	101,275		1,134	3,376	560	1,135	3,284	4,419	1,315	2006
Phoenix II, AZ	83,160		756	2,251	1,636	847	3,187	4,034	1,210	2006/2011
Phoenix III, AZ	121,730		2,115	10,429	130	2,115	10,559	12,674	1,295	2014
Phoenix IV, AZ	69,610		930	12,277	85	930	12,363	13,293	454	2016
Queen Creek, AZ	94,462		1,159	5,716	84	1,159	5,800	6,959	513	2015
Scottsdale, AZ	80,725		443	4,879	1,758	883	5,521	6,404	2,638	1998
Surprise , AZ	72,325		584	3,761	107	584	3,868	4,452	256	2015
Tempe I, AZ	53,890		749	2,159	575	749	2,424	3,173	846	2005
Tempe II, AZ	68,409		588	2,898	2,153	588	5,051	5,639	761	2013
Tucson I, AZ	59,800		188	2,078	1,076	384	2,650	3,034	1,258	1998
Tucson II, AZ	43,950		188	2,078	1,090	391	2,683	3,074	1,241	1998
Tucson III, AZ	49,820		532	2,048	258	533	1,945	2,478	771	2005
Tucson IV, AZ	48,040		674	2,595	371	675	2,545	3,220	984	2005
Tucson V, AZ	45,134		515	1,980	357	515	1,981	2,496	786	2005
Tucson VI, AZ	40,790		440	1,692	229	430	1,623	2,053	648	2005
Tucson VII, AZ	52,663		670	2,576	324	670	2,486	3,156	994	2005
Tucson VIII, AZ	46,650		589	2,265	336	589	2,250	2,839	888	2005
Tucson IX, AZ	67,496		724	2,786	469	725	2,734	3,459	1,075	2005
Tucson X, AZ	46,350		424	1,633	327	425	1,650	2,075	629	2005
Tucson XI, AZ	42,700		439	1,689	416	439	1,814	2,253	767	2005
Tucson XII, AZ	42,275		671	2,582	343	672	2,497	3,169	965	2005
Tucson XIII, AZ	45,800		587	2,258	350	587	2,238	2,825	886	2005
Tucson XIV, AZ	48,995		707	2,721	468	708	2,641	3,349	1,058	2005
Benicia, CA	74,770		2,392	7,028	305	2,392	6,249	8,641	2,426	2005
Citrus Heights, CA	75,620		1,633	4,793	234	1,634	4,253	5,887	1,720	2005
Corona, CA	94,975		2,107	10,385	78	2,107	10,462	12,569	1,054	2014
Diamond Bar, CA	103,558		2,522	7,404	273	2,524	6,585	9,109	2,645	2005
Escondido, CA	143,645		3,040	11,804	223	3,040	9,669	12,709	3,140	2007
Fallbrook, CA	45,926		133	1,492	1,849	432	2,832	3,264	1,333	1997
Fremont, CA	51,324		1,158	5,711	164	1,158	5,876	7,034	743	2014
Lancaster, CA	60,475		390	2,247	1,059	556	2,571	3,127	1,034	2001
Long Beach, CA	124,571		3,138	14,368	903	3,138	13,335	16,473	4,995	2006
Murrieta, CA	49,775		1,883	5,532	249	1,903	4,915	6,818	1,910	2005
North Highlands, CA	57,094		868	2,546	429	868	2,517	3,385	1,021	2005
Ontario, CA	93,590		1,705	8,401	345	1,705	8,745	10,450	897	2014
Orangevale, CA	50,542		1,423	4,175	312	1,423	3,813	5,236	1,546	2005
Pleasanton, CA	83,600		2,799	8,222	215	2,799	7,194	9,993	2,789	2005
Rancho Cordova, CA	53,978		1,094	3,212	390	1,095	3,059	4,154	1,201	2005
Rialto I, CA	57,391		899	4,118	212	899	3,758	4,657	1,434	2006
Rialto II, CA	99,783		277	3,098	1,756	672	4,057	4,729	2,030	1997
Riverside I, CA	67,220		1,351	6,183	598	1,351	5,949	7,300	2,232	2006
Riverside II, CA	85,176		1,170	5,359	372	1,170	4,941	6,111	1,900	2006
Roseville, CA	59,944		1,284	3,767	425	1,284	3,593	4,877	1,459	2005
Sacramento I, CA	50,664		1,152	3,380	324	1,152	3,144	4,296	1,266	2005
Sacramento II, CA	111,736		2,085	6,750	327	2,086	6,413	8,499	1,547	2005/2017
San Bernardino I, CA	31,070		51	572	1,188	182	1,432	1,614	660	1997
San Bernardino II, CA	41,546		112	1,251	1,359	306	2,067	2,373	952	1997
San Bernardino III, CA	35,416		98	1,093	1,321	242	1,918	2,160	889	1997
San Bernardino IV, CA	83,227		1,872	5,391	219	1,872	4,894	6,766	1,882	2005
San Bernardino V, CA	56,745		783	3,583	571	783	3,628	4,411	1,394	2006
San Bernardino VII, CA	78,809		1,475	6,753	309	1,290	6,315	7,605	2,444	2006
San Bernardino VIII, CA	103,567		1,691	7,741	603	1,692	6,391	8,083	2,501	2006
San Marcos, CA	37,425		775	2,288	175	776	2,093	2,869	835	2005
Santa Ana, CA	63,916		1,223	5,600	436	1,223	5,258	6,481	1,985	2006
South Sacramento, CA	52,390		790	2,319	344	791	2,244	3,035	891	2005
Spring Valley, CA	55,035		1,178	5,394	848	1,178	5,498	6,676	2,075	2006
Temecula I, CA	81,340		660	4,735	1,001	899	5,165	6,064	2,307	1998
Temecula II, CA	84,520		3,080	5,839	708	3,080	5,612	8,692	1,736	2007
Vista I, CA	74,238		711	4,076	2,346	1,118	5,099	6,217	2,059	2001
Vista II, CA	147,753		4,629	13,599	174	4,629	11,712	16,341	4,590	2005
Walnut, CA	50,708		1,578	4,635	326	1,595	4,223	5,818	1,644	2005
West Sacramento, CA	39,765	(A)	1,222	3,590	216	1,222	3,239	4,461	1,278	2005
Westminster, CA	68,393		1,740	5,142	379	1,743	4,634	6,377	1,880	2005
Aurora, CO	75,717		1,343	2,986	559	1,343	2,996	4,339	1,102	2005
Centennial, CO	62,400		1,281	8,958	92	1,281	9,049	10,330	452	2016
Colorado Springs I, CO	47,975		771	1,717	409	771	1,783	2,554	683	2005
Colorado Springs II, CO	62,400		657	2,674	269	656	2,435	3,091	934	2006
Denver I, CO	59,200		673	2,741	227	646	2,490	3,136	1,010	2006
Denver II, CO	74,390		1,430	7,053	120	1,430	7,172	8,602	1,213	2012
Denver III, CO	76,025		1,828	12,109	65	1,828	12,174	14,002	496	2016
Federal Heights, CO	54,770		878	1,953	275	879	1,830	2,709	702	2005
Golden, CO	87,800		1,683	3,744	564	1,684	3,636	5,320	1,367	2005
Littleton, CO	53,490		1,268	2,820	388	1,268	2,701	3,969	983	2005
Northglenn, CO	43,102		862	1,917	432	662	2,135	2,797	750	2005
Bloomfield, CT	48,700		78	880	2,408	360	2,678	3,038	1,180	1997

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Branford, CT	50,629		217	2,433	1,516	504	3,236	3,740	1,587	1995
Bristol, CT	47,725		1,819	3,161	104	1,819	2,801	4,620	1,211	2005
East Windsor, CT	45,966		744	1,294	508	744	1,531	2,275	680	2005
Enfield, CT	52,875		424	2,424	460	473	2,107	2,580	890	2001
Gales Ferry, CT	54,905		240	2,697	1,550	489	3,555	4,044	1,878	1995
Manchester I, CT	46,925		540	3,096	476	563	2,576	3,139	1,019	2002
Manchester II, CT	52,725		996	1,730	325	996	1,748	2,744	739	2005
Manchester III, CT	60,113		671	3,308	157	671	3,465	4,136	444	2014
Milford, CT	44,885		87	1,050	1,210	274	1,767	2,041	849	1996
Monroe, CT	58,500		2,004	3,483	656	2,004	3,454	5,458	1,557	2005
Mystic, CT	50,825		136	1,645	2,071	410	2,958	3,368	1,406	1996
Newington I, CT	42,620		1,059	1,840	272	1,059	1,818	2,877	764	2005
Newington II, CT	36,140		911	1,584	291	911	1,601	2,512	685	2005
Norwalk I, CT	30,160		646	3,187	58	646	3,244	3,890	569	2012
Norwalk II, CT	78,175		1,171	15,422	108	1,171	15,530	16,701	784	2016
Old Saybrook I, CT	87,000		3,092	5,374	706	3,092	5,226	8,318	2,247	2005
Old Saybrook II, CT	26,425		1,135	1,973	254	1,135	1,899	3,034	850	2005
Shelton, CT	78,405		1,613	9,032	217	1,613	8,165	9,778	1,614	2011
South Windsor, CT	72,025		90	1,127	1,493	272	2,228	2,500	1,018	1996
Stamford, CT	28,907		1,941	3,374	188	1,941	3,022	4,963	1,273	2005
Wilton, CT	84,515		2,409	12,261	404	2,421	12,727	15,148	2,353	2012
Washington I, DC	62,685	(A)	871	12,759	536	894	10,573	11,467	3,328	2008
Washington II, DC	82,697		3,152	13,612	202	3,154	12,039	15,193	2,302	2011
Washington III, DC	78,340		4,469	15,438	58	4,469	15,497	19,966	894	2016
Washington IV, DC	71,971		6,359	20,417	2	6,359	20,419	26,778	133	2017
Boca Raton, FL	37,968		529	3,054	1,605	813	3,551	4,364	1,459	2001
Boynton Beach I, FL	61,725		667	3,796	1,927	958	4,392	5,350	1,795	2001
Boynton Beach II, FL	61,514		1,030	2,968	443	1,030	2,973	4,003	1,145	2005
Boynton Beach III, FL	67,393		1,225	6,037	247	1,225	6,285	7,510	718	2014
Boynton Beach IV, FL	76,098		1,455	7,171	54	1,455	7,226	8,681	576	2015
Bradenton I, FL	68,398		1,180	3,324	250	1,180	3,053	4,233	1,216	2004
Bradenton II, FL	88,063		1,931	5,561	1,131	1,931	5,596	7,527	2,221	2004
Cape Coral I, FL	76,857		472	2,769	2,574	830	4,040	4,870	1,997	2000
Cape Coral II, FL	67,955		1,093	5,387	99	1,093	5,485	6,578	545	2014
Coconut Creek I, FL	78,846		1,189	5,863	173	1,189	6,035	7,224	1,030	2012
Coconut Creek II, FL	90,147		1,937	9,549	174	1,937	9,723	11,660	1,223	2014
Dania Beach, FL	180,588		3,584	10,324	1,656	3,584	10,442	14,026	4,087	2004
Dania, FL	58,165		205	2,068	1,519	481	2,888	3,369	1,431	1996
Davie, FL	80,985		1,268	7,183	1,240	1,373	6,152	7,525	2,384	2001
Deerfield Beach, FL	57,230		946	2,999	2,001	1,311	4,490	5,801	2,044	1998
Delray Beach I, FL	67,833		798	4,539	822	883	4,075	4,958	1,707	2001
Delray Beach II, FL	75,710		957	4,718	222	957	4,940	5,897	737	2013
Delray Beach III, FL	94,377		2,086	10,286	155	2,086	10,442	12,528	1,174	2014
Delray Beach IV, FL	97,945		2,208	14,384	5	2,208	14,388	16,596	36	2017
Ft. Lauderdale I, FL	70,093		937	3,646	2,490	1,384	5,455	6,839	2,490	1999
Ft. Lauderdale II, FL	49,577		862	4,250	86	862	4,337	5,199	557	2013
Ft. Myers I, FL	67,534		303	3,329	940	328	3,269	3,597	1,504	1999
Ft. Myers II, FL	83,375		1,030	5,080	135	1,030	5,215	6,245	592	2014
Ft. Myers III, FL	81,554		1,148	5,658	155	1,148	5,814	6,962	657	2014
Jacksonville I, FL	79,705		1,862	5,362	156	1,862	4,836	6,698	1,742	2005
Jacksonville II, FL	64,970		950	7,004	170	950	5,626	6,576	1,822	2007
Jacksonville III, FL	65,840		860	7,409	1,010	1,670	6,018	7,688	1,960	2007
Jacksonville IV, FL	77,525		870	8,049	1,159	1,651	7,133	8,784	2,297	2007
Jacksonville V, FL	82,523		1,220	8,210	362	1,220	6,835	8,055	2,230	2007
Jacksonville VI, FL	67,375		755	3,725	122	755	3,846	4,601	384	2014
Kendall, FL	75,495	(A)	2,350	8,106	476	2,350	6,808	9,158	2,156	2007
Lake Worth I, FL	160,622		183	6,597	7,507	354	10,905	11,259	4,972	1998
Lake Worth II, FL	86,924		1,552	7,654	176	1,552	7,829	9,381	922	2014
Lake Worth III, FL	92,510		957	4,716	211	957	4,928	5,885	421	2015
Lakeland, FL	49,095		81	896	1,247	256	1,556	1,812	737	1994
Leisure City, FL	56,225		409	2,018	164	409	2,181	2,590	384	2012
Lutz I, FL	66,795		901	2,478	264	901	2,356	3,257	928	2004
Lutz II, FL	69,232		992	2,868	400	992	2,773	3,765	1,077	2004
Margate I, FL	53,660		161	1,763	2,202	399	3,285	3,684	1,603	1996
Margate II, FL	65,380		132	1,473	1,859	383	2,712	3,095	1,286	1996
Merritt Island, FL	50,261		716	2,983	667	796	2,738	3,534	1,038	2002
Miami I, FL	46,500		179	1,999	1,850	484	2,850	3,334	1,373	1996
Miami II, FL	66,960		253	2,544	1,619	561	3,332	3,893	1,649	1996
Miami III, FL	151,620		4,577	13,185	867	4,577	12,228	16,805	4,537	2005
Miami IV, FL	76,695		1,852	10,494	936	1,963	9,869	11,832	2,126	2011
Miramar, FL	80,130		1,206	5,944	80	1,206	6,025	7,231	881	2013
Naples I, FL	48,100		90	1,010	2,631	270	3,100	3,370	1,469	1996
Naples II, FL	65,850		148	1,652	4,294	558	5,252	5,810	2,535	1997
Naples III, FL	80,021		139	1,561	4,147	598	4,079	4,677	1,994	1997
Naples IV, FL	40,625		262	2,980	613	407	2,996	3,403	1,473	1998
New Smyrna Beach, FL	81,454		1,261	6,215	193	1,261	6,407	7,668	647	2014
North Palm Beach, FL	46,275		1,374	7,649	29	1,374	7,679	9,053	234	2017
Oakland Park, FL	63,231		3,007	10,145	11	3,007	10,157	13,164	47	2017
Ocoee, FL	76,150		1,286	3,705	198	1,286	3,386	4,672	1,280	2005
Orange City, FL	59,580		1,191	3,209	230	1,191	2,952	4,143	1,180	2004
Orlando II, FL	63,184		1,589	4,576	202	1,589	4,138	5,727	1,565	2005
Orlando III, FL	101,510		1,209	7,768	742	1,209	7,122	8,331	2,408	2006
Orlando IV, FL	76,601		633	3,587	184	633	3,268	3,901	734	2010
Orlando V, FL	75,327		950	4,685	127	950	4,811	5,761	803	2012
Orlando VI, FL	67,275		640	3,154	141	640	3,295	3,935	334	2014
Oviedo, FL	49,276		440	2,824	607	440	2,759	3,199	963	2006
Palm Coast I, FL	47,400		555	2,735	110	555	2,845	3,400	366	2014
Palm Coast II, FL	122,490		1,511	7,450	353	1,511	7,804	9,315	999	2014
Palm Harbor, FL	82,685		2,457	16,178	118	2,457	16,297	18,754	782	2016
Pembroke Pines, FL	67,321		337	3,772	2,808	953	5,434	6,387	2,633	1997
Royal Palm Beach II, FL	81,238		1,640	8,607	301	1,640	7,247	8,887	2,358	2007
Sanford I, FL	61,810		453	2,911	187	453	2,532	2,985	848	2006
Sanford II, FL	69,755		1,003	4,944	215	1,003	5,159	6,162	526	2014

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Sarasota, FL	71,142		333	3,656	1,399	529	3,842	4,371	1,739	1999
St. Augustine, FL	59,725		135	1,515	3,411	383	4,322	4,705	2,126	1996
St. Petersburg, FL	66,025		2,721	10,173	422	2,721	10,594	13,315	508	2016
Stuart, FL	86,756		324	3,625	3,185	685	5,823	6,508	2,781	1997
SW Ranches, FL	64,975		1,390	7,598	284	1,390	6,020	7,410	1,938	2007
Tampa I, FL	83,938		2,670	6,249	258	2,670	5,154	7,824	1,659	2007
Tampa II, FL	74,790		2,291	10,262	123	2,291	10,385	12,676	495	2016
West Palm Beach I, FL	66,906		719	3,420	1,667	835	3,841	4,676	1,602	2001
West Palm Beach II, FL	94,353		2,129	8,671	439	2,129	7,805	9,934	3,132	2004
West Palm Beach III, FL	77,410		804	3,962	74	804	4,036	4,840	655	2012
West Palm Beach IV, FL	102,742		1,499	7,392	318	1,499	7,709	9,208	883	2014
Winter Park, FL	54,416		866	4,268	92	866	4,360	5,226	446	2014
Alpharetta, GA	90,501		806	4,720	1,060	967	4,032	4,999	1,622	2001
Atlanta, GA	66,625		822	4,053	73	822	4,127	4,949	706	2012
Austell, GA	83,655		1,635	4,711	381	1,643	4,436	6,079	1,485	2006
Decatur, GA	145,320		616	6,776	400	616	6,183	6,799	3,118	1998
Duluth, GA	70,885		373	2,044	216	373	1,935	2,308	400	2011
Lawrenceville, GA	73,740		546	2,903	424	546	2,910	3,456	614	2011
Lithia Springs, GA	66,750		748	5,552	125	748	5,675	6,423	380	2015
Norcross I, GA	85,420		514	2,930	954	632	2,969	3,601	1,171	2001
Norcross II, GA	52,595		366	2,025	224	366	1,965	2,331	414	2011
Norcross III, GA	46,955		938	4,625	70	938	4,696	5,634	876	2012
Norcross IV, GA	57,505		576	2,839	117	576	2,956	3,532	503	2012
Peachtree City I, GA	49,875		435	2,532	788	529	2,541	3,070	997	2001
Peachtree City II, GA	59,950		398	1,963	120	398	2,084	2,482	350	2012
Smyrna, GA	57,015		750	4,271	318	750	3,471	4,221	1,414	2001
Snellville, GA	79,950		1,660	4,781	355	1,660	4,473	6,133	1,477	2007
Suwanee I, GA	85,125		1,737	5,010	343	1,737	4,653	6,390	1,534	2007
Suwanee II, GA	80,340		800	6,942	93	622	5,831	6,453	1,897	2007
Villa Rica, GA	65,281		757	5,616	147	757	5,763	6,520	385	2015
Addison, IL	31,575		428	3,531	475	428	3,505	3,933	1,369	2004
Aurora, IL	73,985		644	3,652	203	644	3,335	3,979	1,311	2004
Bartlett, IL	51,395		931	2,493	306	931	2,395	3,326	944	2004
Bellwood, IL	86,350		1,012	5,768	1,070	1,012	5,103	6,115	2,004	2001
Blue Island, IL	55,125		633	3,120	47	633	3,167	3,800	281	2015
Bolingbrook, IL	82,425		1,675	8,254	175	1,675	8,430	10,105	860	2014
Chicago I, IL	95,845		2,667	13,118	953	2,667	14,070	16,737	1,453	2014
Chicago II, IL	78,585		833	4,035	73	833	4,108	4,941	416	2014
Chicago III, IL	84,990		2,427	11,962	813	2,427	12,775	15,202	1,327	2014
Chicago IV, IL	60,495		1,296	6,385	56	1,296	6,442	7,738	564	2015
Chicago V, IL	51,775		1,044	5,144	53	1,044	5,197	6,241	456	2015
Chicago VI, IL	71,785		1,596	9,535	47	1,596	9,582	11,178	483	2016
Chicago VII, IL	91,292		—	11,191	290	—	11,481	11,481	58	2017
Countryside, IL	97,356		2,607	12,684	185	2,607	12,870	15,477	1,303	2014
Des Plaines, IL	69,450		1,564	4,327	815	1,564	4,503	6,067	1,703	2004
Downers Grove, IL	71,625		1,498	13,153	23	1,498	13,176	14,674	678	2016
Elk Grove Village, IL	64,054		1,446	3,535	306	1,446	3,311	4,757	1,348	2004
Evanston, IL	57,715		1,103	5,440	218	1,103	5,657	6,760	848	2013
Glenview, IL	100,085		3,740	10,367	578	3,740	9,478	13,218	3,719	2004
Gurnee, IL	80,300		1,521	5,440	380	1,521	5,056	6,577	2,004	2004
Hanover, IL	41,190		1,126	2,197	307	1,126	2,166	3,292	862	2004
Harvey, IL	60,090		869	3,635	354	869	3,447	4,316	1,324	2004
Joliet, IL	72,865		547	4,704	251	547	4,296	4,843	1,703	2004
Kildeer, IL	74,463		2,102	2,187	4,570	1,997	6,554	8,551	979	2004
Lombard, IL	58,241		1,305	3,938	932	1,305	4,264	5,569	1,679	2004
Maywood, IL	60,225		749	3,689	31	749	3,720	4,469	325	2015
Mount Prospect, IL	64,950		1,701	3,114	645	1,701	3,306	5,007	1,249	2004
Mundelein, IL	44,700		1,498	2,782	412	1,498	2,778	4,276	1,052	2004
North Chicago, IL	53,400		1,073	3,006	510	1,073	3,031	4,104	1,183	2004
Plainfield I, IL	53,900		1,770	1,715	346	1,740	1,768	3,508	667	2004
Plainfield II, IL	51,900		694	2,000	285	694	1,952	2,646	702	2005
Riverwoods, IL	73,915		1,585	7,826	92	1,585	7,918	9,503	199	2017
Schaumburg, IL	31,160		538	645	257	538	765	1,303	287	2004
Streamwood, IL	64,305		1,447	1,662	491	1,447	1,841	3,288	702	2004
Warrenville, IL	48,796		1,066	3,072	505	1,066	3,145	4,211	1,112	2005
Waukegan, IL	79,500		1,198	4,363	650	1,198	4,360	5,558	1,668	2004
West Chicago, IL	48,175		1,071	2,249	497	1,071	2,388	3,459	909	2004
Westmont, IL	53,400		1,155	3,873	318	1,155	3,650	4,805	1,408	2004
Wheeling I, IL	54,210		857	3,213	458	857	3,199	4,056	1,255	2004
Wheeling II, IL	67,825		793	3,816	550	793	3,814	4,607	1,510	2004
Woodridge, IL	50,232		943	3,397	303	943	3,225	4,168	1,248	2004
Schererville, IN	67,604		1,134	5,589	54	1,134	5,643	6,777	645	2014
Boston I, MA	33,286		538	3,048	266	538	2,890	3,428	651	2010
Boston II, MA	60,470		1,516	8,628	726	1,516	6,899	8,415	2,597	2002
Boston III, MA	108,205		3,211	15,829	706	3,211	16,535	19,746	1,682	2014
Brockton, MA	59,296		577	4,394	34	577	4,427	5,004	293	2015
Haverhill, MA	60,589		669	6,610	54	669	6,664	7,333	444	2015
Lawrence, MA	34,672		585	4,737	263	585	5,000	5,585	331	2015
Leominster, MA	54,073		90	1,519	2,533	338	3,411	3,749	1,564	1998
Medford, MA	58,685		1,330	7,165	374	1,330	6,046	7,376	1,793	2007
Stoneham, MA	61,300		1,558	7,679	319	1,558	7,998	9,556	1,150	2013
Tewksbury, MA	62,402		1,537	7,579	276	1,537	7,854	9,391	902	2014
Walpole, MA	74,890		634	13,069	324	634	13,393	14,027	594	2016
Annapolis, MD	92,332	5,786	2,643	13,938	38	2,643	13,976	16,619	271	2017
Baltimore, MD	93,750		1,050	5,997	1,443	1,173	5,297	6,470	2,116	2001
Beltsville, MD	63,687		1,277	6,295	72	1,268	6,375	7,643	937	2013
California, MD	77,840		1,486	4,280	341	1,486	4,030	5,516	1,558	2004
Capitol Heights, MD	79,600		2,704	13,332	43	2,704	13,376	16,080	1,028	2015
Clinton, MD	84,225		2,182	10,757	133	2,182	10,890	13,072	1,417	2013
District Heights, MD	78,240		1,527	8,313	540	1,527	7,728	9,255	1,578	2011
Elkridge, MD	63,475		1,155	5,695	239	1,155	5,934	7,089	790	2013
Gaithersburg I, MD	87,045		3,124	9,000	480	3,124	8,218	11,342	3,215	2005
Gaithersburg II, MD	74,150		2,383	11,750	69	2,383	11,819	14,202	913	2015

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Hyattsville, MD	52,830		1,113	5,485	100	1,113	5,586	6,699	819	2013
Laurel, MD	162,896		1,409	8,035	3,673	1,928	8,853	10,781	3,644	2001
Temple Hills I, MD	97,270		1,541	8,788	2,596	1,800	8,886	10,686	3,573	2001
Temple Hills II, MD	84,225		2,229	10,988	54	2,229	11,042	13,271	1,378	2014
Timonium, MD	66,717		2,269	11,184	199	2,269	11,382	13,651	1,426	2014
Upper Marlboro, MD	62,290		1,309	6,455	99	1,309	6,552	7,861	968	2013
Bloomington, MN	101,028		1,598	12,298	124	1,598	12,424	14,022	458	2016
Belmont, NC	81,850		385	2,196	959	451	2,339	2,790	939	2001
Burlington I, NC	109,300		498	2,837	875	498	2,898	3,396	1,222	2001
Burlington II, NC	42,165		320	1,829	442	340	1,731	2,071	709	2001
Cary, NC	112,402		543	3,097	827	543	3,228	3,771	1,350	2001
Charlotte I, NC	69,000		782	4,429	1,537	1,068	4,510	5,578	1,722	2002
Charlotte II, NC	53,736		821	8,764	55	821	8,818	9,639	284	2016
Cornelius, NC	59,270		2,424	4,991	929	2,424	5,920	8,344	374	2015
Pineville, NC	77,747		2,490	9,169	140	2,490	9,309	11,799	622	2015
Raleigh, NC	48,675		209	2,398	422	296	2,344	2,640	1,106	1998
Bordentown, NJ	50,550		457	2,255	170	457	2,424	2,881	399	2012
Brick, NJ	51,720		234	2,762	1,466	485	3,395	3,880	1,737	1996
Cherry Hill I, NJ	51,500		222	1,260	182	222	1,260	1,482	300	2010
Cherry Hill II, NJ	65,500		471	2,323	317	471	2,640	3,111	420	2012
Clifton, NJ	105,550		4,346	12,520	300	4,340	11,140	15,480	4,177	2005
Cranford, NJ	91,280		290	3,493	2,757	779	5,055	5,834	2,370	1996
East Hanover, NJ	107,679		504	5,763	4042	1,315	7,873	9,188	3,984	1996
Egg Harbor I, NJ	36,025		104	510	66	104	565	669	125	2010
Egg Harbor II, NJ	70,400		284	1,608	278	284	1,666	1,950	397	2010
Elizabeth, NJ	38,830		751	2,164	692	751	2,533	3,284	918	2005
Fairview, NJ	27,876		246	2,759	583	246	2,736	2,982	1,335	1997
Freehold, NJ	81,420		1,086	5,355	203	1,086	5,558	6,644	946	2012
Hamilton, NJ	70,550		1,885	5,430	498	1,893	5,160	7,053	1,721	2006
Hoboken, NJ	34,130		1,370	3,947	774	1,370	4,087	5,457	1,622	2005
Linden, NJ	100,425		517	6,008	2,522	1,043	6,994	8,037	3,339	1996
Lumberton, NJ	96,025		987	4,864	315	987	5,178	6,165	873	2012
Morris Township, NJ	72,226		500	5,602	2,984	1,072	6,947	8,019	3,292	1997
Parsippany, NJ	84,655		475	5,322	5,740	844	9,723	10,567	3,115	1997
Rahway, NJ	83,121		1,486	7,326	660	1,486	7,986	9,472	1,119	2013
Randolph, NJ	52,565		855	4,872	1,358	1,108	4,541	5,649	1,811	2002
Ridgefield, NJ	67,803		1,810	8,925	315	1,810	9,239	11,049	700	2015
Roseland, NJ	53,569		1,844	9,759	145	1,844	9,904	11,748	665	2015
Sewell, NJ	57,826		484	2,766	1,414	706	3,102	3,808	1,267	2001
Somerset, NJ	57,485		1,243	6,129	205	1,243	6,333	7,576	1,056	2012
Whippany, NJ	92,070		2,153	10,615	131	2,153	10,746	12,899	1,581	2013
Albuquerque I, NM	65,927		1,039	3,395	356	1,039	3,168	4,207	1,289	2005
Albuquerque II, NM	58,798		1,163	3,801	268	1,163	3,446	4,609	1,432	2005
Albuquerque III, NM	57,536		664	2,171	364	664	2,145	2,809	887	2005
Henderson, NV	75,150		1,246	6,143	100	1,246	6,241	7,487	635	2014
Las Vegas I, NV	48,732		1,851	2,986	581	1,851	3,155	5,006	1,353	2006
Las Vegas II, NV	48,850		3,354	5,411	435	3,355	5,265	8,620	2,261	2006
Las Vegas III, NV	84,600		1,171	10,034	110	1,171	10,144	11,315	396	2016
Las Vegas IV, NV	91,557		1,116	8,575	92	1,116	8,665	9,781	355	2016
Las Vegas V, NV	107,226		1,460	9,560	176	1,460	9,736	11,196	338	2016
Las Vegas VI, NV	92,707		1,386	12,299	98	1,386	12,397	13,783	361	2016
Baldwin, NY	61,380		1,559	7,685	624	1,559	8,309	9,868	626	2015
Bronx I, NY	67,864		2,014	11,411	1,021	2,014	10,840	12,854	2,539	2010
Bronx II, NY	99,046		—	28,289	1,697	—	29,451	29,451	5,659	2011
Bronx III, NY	105,900		6,459	36,180	185	6,460	32,018	38,478	6,261	2011
Bronx IV, NY	74,580		—	22,074	124	—	19,543	19,543	3,836	2011
Bronx V, NY	54,704		—	17,556	208	—	15,653	15,653	3,075	2011
Bronx VI, NY	45,970		—	16,803	361	—	15,132	15,132	2,959	2011
Bronx VII, NY	78,625	8,228	—	22,512	186	—	22,807	22,807	4,227	2012
Bronx VIII, NY	30,550	2,889	1,245	6,137	163	1,251	6,330	7,581	1,181	2012
Bronx IX, NY	147,870	22,508	7,967	39,279	1,332	7,967	40,610	48,577	7,374	2012
Bronx X, NY	159,805	25,700	9,090	44,816	475	9,090	45,291	54,381	7,838	2012
Bronx XI, NY	46,425		—	17,130	265	—	17,396	17,396	1,733	2014
Bronx XII, NY	89,785		—	31,603	73	—	31,674	31,674	1,564	2016
Brooklyn I, NY	57,566		1,795	10,172	329	1,795	9,084	10,879	2,097	2010
Brooklyn II, NY	60,920		1,601	9,073	494	1,601	8,269	9,870	1,943	2010
Brooklyn III, NY	41,510		2,772	13,570	142	2,772	13,794	16,566	2,712	2011
Brooklyn IV, NY	37,545		2,283	11,184	164	2,284	11,411	13,695	2,251	2011
Brooklyn V, NY	47,020		2,374	11,636	109	2,374	11,798	14,172	2,307	2011
Brooklyn VI, NY	74,920		4,210	20,638	100	4,211	20,845	25,056	4,076	2011
Brooklyn VII, NY	72,750		5,604	27,452	192	5,604	27,809	33,413	5,447	2011
Brooklyn VIII, NY	61,555		4,982	24,561	89	4,982	24,649	29,631	2,882	2014
Brooklyn IX, NY	46,980		2,966	14,620	106	2,966	14,726	17,692	1,721	2014
Brooklyn X, NY	55,875		3,739	7,703	2,916	4,885	9,472	14,357	622	2015
Brooklyn XI, NY	110,075		10,093	35,385	226	10,093	35,610	45,703	2,069	2016
Brooklyn XII, NY	131,588		1,077	6,057	—	1,077	6,056	7,133	—	2017
Holbrook, NY	60,397		2,029	10,737	57	2,029	10,794	12,823	719	2015
Jamaica I, NY	88,385		2,043	11,658	1,802	2,043	10,739	12,782	4,408	2001
Jamaica II, NY	92,805		5,391	26,413	386	5,391	26,942	32,333	5,259	2011
Long Island City, NY	88,825		5,700	28,101	43	5,700	28,144	33,844	2,759	2014
New Rochelle I, NY	43,596		1,673	4,827	1,212	1,673	5,380	7,053	1,872	2005
New Rochelle II, NY	63,300		3,167	2,713	434	3,762	18,980	22,742	3,521	2012
New York, NY	94,912	31,727	42,022	38,753	—	42,022	38,753	80,775	405	2017
North Babylon, NY	78,350		225	2,514	4,230	568	5,595	6,163	2,615	1998
Patchogue, NY	47,759		1,141	5,624	48	1,141	5,672	6,813	574	2014
Queens I, NY	74,188		5,158	12,339	757	5,160	13,094	18,254	928	2015
Queens II, NY	90,728		6,208	25,815	6	6,208	25,822	32,030	1,661	2016
Riverhead, NY	38,490		1,068	1,149	204	1,068	1,075	2,143	487	2005
Southold, NY	59,945		2,079	2,238	347	2,079	2,181	4,260	951	2005
Staten Island, NY	96,573		1,919	9,463	848	1,919	10,312	12,231	1,429	2013
Tuckahoe, NY	50,978		2,363	17,411	286	2,363	11,926	14,289	2,322	2011
West Hempstead, NY	83,395		2,237	11,030	159	2,237	11,188	13,425	1,889	2012
White Plains, NY	85,864		3,295	18,049	1,020	3,295	16,577	19,872	3,522	2011

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Woodhaven, NY	50,665		2,015	11,219	90	2,015	10,012	12,027	1,960	2011
Wyckoff, NY	60,210		1,961	11,113	325	1,961	9,956	11,917	2,221	2010
Yorktown, NY	78,879		2,382	11,720	193	2,382	11,927	14,309	2,342	2011
Cleveland I, OH	46,000		525	2,592	270	524	2,512	3,036	1,009	2005
Cleveland II, OH	58,325		290	1,427	230	289	1,404	1,693	573	2005
Columbus I, OH	71,905		1,234	3,151	148	1,239	2,823	4,062	1,084	2006
Columbus II, OH	36,409		769	3,788	209	769	3,997	4,766	407	2014
Columbus III, OH	51,200		326	1,607	118	326	1,725	2,051	179	2014
Columbus IV, OH	60,950		443	2,182	99	443	2,281	2,724	236	2014
Columbus V, OH	73,325		838	4,128	114	838	4,242	5,080	430	2014
Columbus VI, OH	63,525		701	3,454	99	701	3,553	4,254	362	2014
Grove City, OH	89,290		1,756	4,485	280	1,761	4,147	5,908	1,553	2006
Hilliard, OH	89,290		1,361	3,476	255	1,366	3,243	4,609	1,232	2006
Lakewood, OH	39,332		405	854	637	405	1,335	1,740	997	1989
Lewis Center, OH	76,024		1,056	5,206	141	1,056	5,346	6,402	544	2014
Middleburg Heights, OH	93,200		63	704	2,316	332	2,352	2,684	1,063	1980
North Olmsted I, OH	48,672		63	704	1,520	214	1,737	1,951	822	1979
North Olmsted II, OH	47,850		290	1,129	1,229	469	2,032	2,501	1,637	1988
North Randall, OH	80,297		515	2,323	3,246	898	4,303	5,201	2,017	1998
Reynoldsburg, OH	67,245		1,290	3,295	338	1,295	3,178	4,473	1,213	2006
Strongsville, OH	43,683		570	3,486	418	570	3,071	3,641	1,018	2007
Warrensville Heights, OH	90,281		525	766	3,249	935	3,417	4,352	1,511	1980
Westlake, OH	62,750		509	2,508	260	508	2,379	2,887	985	2005
Conshohocken, PA	81,285		1,726	8,508	174	1,726	8,682	10,408	1,479	2012
Exton, PA	57,750		541	2,668	124	519	2,814	3,333	476	2012
Langhorne, PA	64,938		1,019	5,023	343	1,019	5,366	6,385	898	2012
Levittown, PA	76,130		926	5,296	1,267	926	4,842	5,768	1,956	2001
Malvern, PA	18,848		2,959	18,198	1,657	2,959	19,853	22,812	2,182	2013
Montgomeryville, PA	84,145		975	4,809	221	975	5,029	6,004	871	2012
Norristown, PA	61,746		662	3,142	776	638	4,048	4,686	850	2011
Philadelphia I, PA	96,016		1,461	8,334	1,913	1,461	6,904	8,365	2,832	2001
Philadelphia II, PA	68,279		1,012	4,990	163	1,012	5,153	6,165	636	2014
Exeter, RI	41,275		547	2,697	126	547	2,823	3,370	290	2014
Johnston, RI	77,275		1,061	5,229	101	1,061	5,331	6,392	541	2014
Wakefield, RI	45,745		823	4,058	50	823	4,108	4,931	413	2014
Woonsocket, RI	72,900		1,049	5,172	143	1,049	5,315	6,364	541	2014
Antioch, TN	75,985		588	4,906	350	588	4,489	5,077	1,734	2005
Nashville I, TN	107,850		405	3,379	773	405	3,563	3,968	1,346	2005
Nashville II, TN	83,174		593	4,950	221	593	4,476	5,069	1,758	2005
Nashville III, TN	101,525		416	3,469	289	416	3,425	3,841	1,331	2006
Nashville IV, TN	102,450		992	8,274	377	992	7,409	8,401	2,858	2006
Nashville V, TN	74,560	2,411	895	4,311	802	895	5,113	6,008	415	2015
Nashville VI, TN	72,436		2,749	8,443	97	2,749	8,539	11,288	570	2015
Allen, TX	62,170		714	3,519	113	714	3,632	4,346	631	2012
Austin I, TX	59,645		2,239	2,038	275	2,239	1,964	4,203	737	2005
Austin II, TX	64,415	(A)	734	3,894	377	738	3,709	4,447	1,321	2006
Austin III, TX	70,585		1,030	5,468	326	1,035	5,135	6,170	1,791	2006
Austin IV, TX	65,308		862	4,250	332	862	4,582	5,444	554	2014
Austin V, TX	67,850		1,050	5,175	240	1,050	5,415	6,465	571	2014
Austin VI, TX	62,850		1,150	5,669	262	1,150	5,932	7,082	605	2014
Austin VII, TX	71,023		1,429	6,263	132	1,429	6,394	7,823	426	2015
Austin VIII, TX	61,075		2,935	7,007	49	2,935	7,057	9,992	427	2016
Bryan, TX	60,400		1,394	1,268	561	1,396	1,592	2,988	509	2005
Carrollton, TX	77,380		661	3,261	137	661	3,398	4,059	545	2012
Cedar Park, TX	88,700		3,350	7,950	39	3,350	7,989	11,339	483	2016
College Station, TX	26,550		812	740	199	813	752	1,565	275	2005
Cypress, TX	58,161		360	1,773	145	360	1,919	2,279	341	2012
Dallas I, TX	58,582		2,475	2,253	482	2,475	2,288	4,763	866	2005
Dallas II, TX	76,673		940	4,635	229	940	4,864	5,804	646	2013
Dallas III, TX	83,427		2,608	12,857	253	2,608	13,110	15,718	1,283	2014
Dallas IV, TX	114,550		2,369	11,850	65	2,369	11,914	14,283	1,061	2015
Dallas V, TX	54,499		—	11,604	84	—	11,689	11,689	906	2015
Denton, TX	60,846		553	2,936	305	569	2,746	3,315	923	2006
Fort Worth I, TX	50,416		1,253	1,141	353	1,253	1,256	2,509	444	2005
Fort Worth II, TX	72,900		868	4,607	392	874	4,331	5,205	1,547	2006
Fort Worth III, TX	80,445		1,000	4,928	128	1,000	5,057	6,057	455	2015
Fort Worth IV, TX	77,329		1,274	7,693	31	1,274	7,724	8,998	423	2016
Frisco I, TX	50,854		1,093	3,148	193	1,093	2,883	3,976	1,080	2005
Frisco II, TX	71,599		1,564	4,507	202	1,564	4,093	5,657	1,531	2005
Frisco III, TX	74,665		1,147	6,088	572	1,154	5,850	7,004	2,050	2006
Frisco IV, TX	75,175		719	4,072	281	719	3,795	4,514	893	2010
Frisco V, TX	74,415		1,159	5,714	133	1,159	5,846	7,005	708	2014
Frisco VI, TX	69,176		1,064	5,247	170	1,064	5,417	6,481	556	2014
Garland I, TX	70,100		751	3,984	590	767	3,981	4,748	1,402	2006
Garland II, TX	68,425		862	4,578	297	862	4,278	5,140	1,447	2006
Grapevine, TX	78,019		1,211	8,559	112	1,211	8,671	9,882	469	2016
Houston III, TX	61,590		575	524	388	576	799	1,375	316	2005
Houston IV, TX	43,750		960	875	677	961	1,352	2,313	436	2005
Houston V, TX	124,279		1,153	6,122	1,336	991	6,709	7,700	2,140	2006
Houston VI, TX	54,690		575	524	5,783	983	4,985	5,968	1,044	2011
Houston VII, TX	46,991		681	3,355	179	681	3,534	4,215	666	2012
Houston VIII, TX	54,209		1,294	6,377	375	1,294	6,753	8,047	1,170	2012
Houston IX, TX	51,208		296	1,459	129	296	1,588	1,884	278	2012
Humble, TX	70,702		706	5,727	95	706	5,822	6,528	389	2015
Katy, TX	71,308		1,329	6,552	84	1,329	6,637	7,966	861	2013
Keller, TX	88,060		1,330	7,960	316	1,331	7,660	8,991	1,584	2006/2017
Lewisville I, TX	67,340		476	2,525	418	492	2,506	2,998	865	2006
Lewisville II, TX	127,659		1,464	7,217	328	1,464	7,545	9,009	1,052	2013
Lewisville III, TX	93,855		1,307	15,025	175	1,307	15,201	16,508	824	2016
Little Elm I, TX	60,065		892	5,529	127	892	5,657	6,549	319	2016
Little Elm II, TX	96,896		1,219	9,864	83	1,219	9,948	11,167	542	2016
Mansfield I, TX	63,025		837	4,443	267	843	4,129	4,972	1,479	2006

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2017
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(B)	Developed
Mansfield II, TX	57,375		662	3,261	144	662	3,405	4,067	609	2012
Mansfield III, TX	70,920		947	4,703	166	947	4,870	5,817	195	2016
McKinney I, TX	47,020		1,632	1,486	213	1,634	1,459	3,093	548	2005
McKinney II, TX	70,050		855	5,076	227	857	4,677	5,534	1,680	2006
McKinney III, TX	53,750		652	3,213	69	652	3,281	3,933	316	2014
North Richland Hills, TX	57,200		2,252	2,049	254	2,252	1,924	4,176	716	2005
Pearland, TX	72,050		450	2,216	359	450	2,576	3,026	428	2012
Richmond, TX	102,330		1,437	7,083	157	1,437	7,240	8,677	938	2013
Roanoke, TX	59,300		1,337	1,217	171	1,337	1,161	2,498	434	2005
San Antonio I, TX	73,329		2,895	2,635	358	2,895	2,460	5,355	921	2005
San Antonio II, TX	73,155		1,047	5,558	223	1,052	5,088	6,140	1,727	2006
San Antonio III, TX	71,825		996	5,286	297	996	4,861	5,857	1,623	2007
San Antonio IV, TX	61,500		829	3,891	145	829	4,037	4,866	153	2016
Spring, TX	72,751		580	3,081	289	580	2,879	3,459	1,025	2006
Murray I, UT	60,280		3,847	1,017	525	3,848	1,326	5,174	544	2005
Murray II, UT	71,621		2,147	567	526	2,147	922	3,069	366	2005
Salt Lake City I, UT	56,446		2,695	712	526	2,696	1,052	3,748	428	2005
Salt Lake City II, UT	51,676		2,074	548	411	1,937	794	2,731	334	2005
Alexandria, VA	114,100		2,812	13,865	235	2,812	14,101	16,913	2,471	2012
Arlington, VA	96,143		6,836	9,843	94	6,836	9,938	16,774	975	2015
Burke Lake, VA	91,467		2,093	10,940	1,184	2,093	10,528	12,621	2,312	2011
Fairfax, VA	73,265		2,276	11,220	307	2,276	11,528	13,804	1,948	2012
Fredericksburg I, VA	69,475		1,680	4,840	349	1,680	4,516	6,196	1,599	2005
Fredericksburg II, VA	61,057		1,757	5,062	412	1,757	4,782	6,539	1,707	2005
Leesburg, VA	85,503		1,746	9,894	181	1,746	8,787	10,533	1,700	2011
Manassas, VA	72,745		860	4,872	255	860	4,464	5,324	1,011	2010
McLearen, VA	69,385		1,482	8,400	226	1,482	7,471	8,953	1,661	2010
Vienna, VA	55,111		2,300	11,340	147	2,300	11,487	13,787	1,945	2012
Divisional Offices					374		374	374	96
	33,759,762		689,793	3,031,426	289,554	711,140	3,086,252	3,797,392	652,455

(A)	This store is part of the YSI 33 Loan portfolio, with a balance of $9,547 as of December 31, 2017.
(B)	Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.

Activity in storage properties during 2017 and 2016 was as follows (in thousands):

	2017	2016
Storage properties*
Balance at beginning of year	$3,998,180	$3,467,032
Acquisitions & improvements	247,546	490,980
Fully depreciated assets	(53,903)	(61,232)
Dispositions and other	(9,179)	—
Construction in progress, net	(20,929)	101,400
Balance at end of year	$4,161,715	$3,998,180

Accumulated depreciation*
Balance at beginning of year	$671,364	$594,049
Depreciation expense	135,732	138,547
Fully depreciated assets	(53,903)	(61,232)
Dispositions and other	(268)	—
Balance at end of year	$752,925	$671,364
Storage properties, net	$3,408,790	$3,326,816

*These amounts include equipment that is housed at the Company’s stores which is excluded from Schedule III above.

Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings before fixed charges:
Add:
Income from continuing operations	$10,409	$26,366	$78,756	$88,376	$135,611
Fixed charges - per below	44,109	50,470	48,760	57,689	65,346
Less:
Capitalized interest	(851)	(1,328)	(2,550)	(4,563)	(5,606)

Earnings before fixed charges	53,667	75,508	124,966	141,502	195,351

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,108	48,992	46,060	52,976	59,590
Capitalized interest	851	1,328	2,550	4,563	5,606
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,109	50,470	48,760	57,689	65,346

Income allocated to preferred shareholders	6,008	6,008	6,008	5,045	—
Total combined fixed charges and preferred distributions	50,117	56,478	54,768	62,734	65,346

Ratio of earnings to fixed charges	1.07	1.34	2.28	2.26	2.99

*  Includes amounts reported in discontinued operations

Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings before fixed charges:
Add:
Income from continuing operations	$10,409	$26,366	$78,756	$88,376	$135,611
Fixed charges - per below	44,109	50,470	48,760	57,689	65,346
Less:
Capitalized interest	(851)	(1,328)	(2,550)	(4,563)	(5,606)

Earnings before fixed charges	53,667	75,508	124,966	141,502	195,351

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,108	48,992	46,060	52,976	59,590
Capitalized interest	851	1,328	2,550	4,563	5,606
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,109	50,470	48,760	57,689	65,346

Income allocated to preferred shareholders	6,008	6,008	6,008	5,045	—
Total combined fixed charges and preferred distributions	50,117	56,478	54,768	62,734	65,346

Ratio of earnings to fixed charges	1.07	1.34	2.28	2.26	2.99

*   Includes amounts reported in discontinued operations

Exhibit 21.1

Subsidiary	Jurisdiction of Organization
12250 El Dorado Parkway, LLC	Delaware
186 Jamaica Ave TRS, LLC	Delaware
186 JAMAICA AVE, LLC	Delaware
191 III CUBE 2 LLC	Delaware
191 III CUBE BORDEAUX SUB, LLC	Delaware
191 III CUBE CHATTANOOGA SUB, LLC	Delaware
191 III CUBE FL SUB LLC	Delaware
191 III CUBE GA SUB LLC	Delaware
191 III CUBE GOODLETTSVILLE I SUB, G.P.	Delaware
191 III CUBE GOODLETTSVILLE II SUB, G.P.	Delaware
191 III CUBE GRANDVILLE SUB, LLC	Delaware
191 III CUBE KNOXVILLE I SUB, G.P.	Delaware
191 III CUBE KNOXVILLE II SUB, G.P.	Delaware
191 III CUBE KNOXVILLE III SUB, G.P.	Delaware
191 III Cube LLC	Delaware
191 III CUBE MA SUB LLC	Delaware
191 III CUBE MI SUB LLC	Delaware
191 III CUBE MURFREESBORO SUB, LLC	Delaware
191 III CUBE NC SUB LLC	Delaware
191 III CUBE NEW BEDFORD SUB, LLC	Delaware
191 III CUBE OLD HICKORY SUB, LLC	Delaware
191 III CUBE SC SUB LLC	Delaware
191 III CUBE SUB HOLDINGS 1 LLC	Delaware
191 III CUBE SUB HOLDINGS 2 LLC	Delaware
191 III CUBE SUB HOLDINGS 3 LLC	Delaware
191 III CUBE SUB HOLDINGS 4 LLC	Delaware
191 III CUBE SUB HOLDINGS 5 LLC	Delaware
191 III CUBE SUB HOLDINGS 6 LLC	Delaware
191 III CUBE SUB HOLDINGS 7 LLC	Delaware
191 III CUBE SUB HOLDINGS 8 LLC	Delaware
191 III CUBE TN SUB LLC	Delaware
191 III CUBE TRINITY SUB, LLC	Delaware
191 IV CUBE LLC	Delaware
2225 46TH ST, LLC	Delaware
2301 TILLOTSON AVE, LLC	Delaware
251 JAMAICA AVE, LLC	Delaware
2880 Exterior St, LLC	Delaware
3068 CROPSEY AVENUE, LLC	Delaware
444 55TH STREET HOLDINGS TRS, LLC	Delaware
444 55TH STREET HOLDINGS, LLC	Delaware
444 55TH STREET VENTURE, LLC	Delaware
444 55TH STREET, LLC	Delaware
4441 Alma Road, LLC	Delaware
5 Old Lancaster Associates, LLC	Pennsylvania
CONSHOHOCKEN GP II, LLC	Delaware
CS 1158 MCDONALD AVE, LLC	Delaware
CS 160 EAST 22ND ST, LLC	Delaware
CS ANNAPOLIS HOLDINGS, LLC	Delaware
CS ANNAPOLIS, LLC	Delaware
CS FLORIDA AVENUE, LLC	Delaware
CS SDP EVERETT BORROWER, LLC	Delaware
CS SDP Everett, LLC	Delaware
CS SDP WALTHAM BORROWER, LLC	Delaware
CS SDP WALTHAM, LLC	Delaware
CS SJM E 92ND STREET OWNER, LLC	Delaware
CS SJM E 92ND STREET, LLC	Delaware

Subsidiary	Jurisdiction of Organization
CS SNL New York Ave TRS, LLC	Delaware
CS SNL NEW YORK AVE, LLC	Delaware
CS SNL OPERATING COMPANY, LLC	Delaware
CS VENTURE I, LLC	Delaware
CUBE HHF Limited Partnership	Delaware
CUBE HHF NORTHEAST CT, LLC	Delaware
CUBE HHF NORTHEAST MA, LLC	Delaware
CUBE HHF NORTHEAST RI, LLC	Delaware
CUBE HHF NORTHEAST SUB HOLDINGS LLC	Delaware
CUBE HHF NORTHEAST TRS, LLC	Delaware
CUBE HHF NORTHEAST VENTURE LLC	Delaware
CUBE HHF NORTHEAST VT, LLC	Delaware
CUBE HHF TRS, LLC	Delaware
CUBE III TN ASSET MANAGEMENT, LLC	Delaware
CUBE III TRS 2 LLC	Delaware
CUBE III TRS LLC	Delaware
CUBE IV TRS LLC	Delaware
CUBE VENTURE GP, LLC	Delaware
CubeSmart	Maryland
CubeSmart Asset Management, LLC	Delaware
CUBESMART BARTOW, LLC	Delaware
CUBESMART BOSTON ROAD, LLC	Delaware
CUBESMART CLINTON, LLC	Delaware
CUBESMART CYPRESS, LLC	Delaware
CUBESMART EAST 135TH, LLC	Delaware
CubeSmart Management, LLC	Delaware
CUBESMART SOUTHERN BLVD, LLC	Delaware
CUBESMART SWISS AVE, LLC	Delaware
CUBESMART TEMPLE HILLS, LLC	Delaware
CUBESMART TIMONIUM BORROWER, LLC	Delaware
CubeSmart Timonium, LLC	Delaware
CubeSmart TRS, Inc.	Ohio
CubeSmart, L.P.	Delaware
EAST COAST GP, LLC	Delaware
EAST COAST STORAGE PARTNERS, L.P.	Delaware
FREEHOLD MT, LLC	Delaware
LANGHORNE GP II, LLC	Delaware
Lantana Property Owner's Association, Inc.	Florida
MONTGOMERYVILLE GP II, LLC	Delaware
Old Lancaster Venture, L.P.	Pennsylvania
PSI Atlantic Austin TX, LLC	Delaware
PSI Atlantic Brockton MA, LLC	Delaware
PSI Atlantic Cornelius NC, LLC	Delaware
PSI Atlantic Haverhill MA, LLC	Delaware
PSI Atlantic Holbrook NY, LLC	Delaware
PSI Atlantic Humble TX, LLC	Delaware
PSI Atlantic Lawrence MA, LLC	Delaware
PSI Atlantic Lithia Springs GA, LLC	Delaware
PSI Atlantic Nashville TN, LLC	Delaware
PSI Atlantic NPB FL, LLC	Delaware
PSI Atlantic Pineville NC, LLC	Delaware
PSI Atlantic REIT, Inc.	Delaware
PSI Atlantic Surprise AZ, LLC	Delaware
PSI Atlantic TRS, LLC	Delaware
PSI Atlantic Villa Rica GA, LLC	Delaware
PSI Atlantic Villa Rica Parcel Owner, LLC	Delaware
R STREET STORAGE ASSOCIATES, LLC	Maryland
SHIRLINGTON RD II, LLC	Delaware
SHIRLINGTON RD TRS, LLC	Delaware

Subsidiary	Jurisdiction of Organization
SHIRLINGTON RD, LLC	Delaware
SOMERSET MT, LLC	Delaware
STORAGE PARTNERS OF CONSHOHOCKEN, L.P.	Delaware
Storage Partners of Freehold II, LLC	Delaware
Storage Partners of Langhorne II, LP	Delaware
STORAGE PARTNERS OF MONTGOMERYVILLE, L.P.	Delaware
STORAGE PARTNERS OF SOMERSET, LLC	Delaware
UNITED-HSRE I, L.P.	Delaware
U-Store-It Development LLC	Delaware
U-Store-It Trust Luxembourg S.ar.l.	Luxembourg
Wider Reach, LLC	Delaware
YSI HART TRS, INC	Delaware
YSI I LLC	Delaware
YSI II LLC	Delaware
YSI X GP LLC	Delaware
YSI X LP	Delaware
YSI X LP LLC	Delaware
YSI XV LLC	Delaware
YSI XX GP LLC	Delaware
YSI XX LP	Delaware
YSI XX LP LLC	Delaware
YSI XXX LLC	Delaware
YSI XXXI, LLC	Delaware
YSI XXXIII, LLC	Delaware
YSI XXXIIIA, LLC	Delaware
YSI XXXVII, LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

CubeSmart:

We consent to the incorporation by reference in the registration statements (No. 333‑216768) on Form S-3 of CubeSmart and CubeSmart, L.P. and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124 and 333-119987) on Form S-8 of CubeSmart of our reports dated February 16, 2018, with respect to the consolidated balance sheets of CubeSmart and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of CubeSmart and CubeSmart, L.P.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 16, 2018

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of

CubeSmart, L.P.:

We consent to the incorporation by reference in the registration statements (No. 333‑216768) on Form S-3 of CubeSmart and CubeSmart, L.P. and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124 and 333-119987) on Form S-8 of CubeSmart, of our reports dated February 16, 2018, with respect to the consolidated balance sheets of CubeSmart, L.P. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of CubeSmart and CubeSmart, L.P.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 16, 2018

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer
Date: February 16, 2018

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

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/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer
Date: February 16, 2018

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

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/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 16, 2018

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 16, 2018

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2017 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

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/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 16, 2018

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 16, 2018

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart L.P. (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2017 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

6
/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 16, 2018

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 16, 2018

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares and preferred shares of CubeSmart and debt securities of CubeSmart, L.P. (the “Operating Partnership”), and the qualification and taxation of CubeSmart as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion reflects changes to the U.S. federal income tax laws made by legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), which was signed into law on December 22, 2017. The TCJA is a far-reaching and complex revision to the U.S. federal income tax laws with disparate and, in some cases, countervailing impacts on different categories of taxpayers and industries, and it is anticipated that it will require subsequent rulemaking in a number of areas. The long-term impact of the TCJA on us, our investors, our tenants and the real estate industry cannot be reliably predicted at this early stage of the new law’s implementation.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, regulated investment companies, REITs, tax-exempt organizations (except to the limited extent discussed below under “Taxation of Tax-Exempt Shareholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “Taxation of Non-U.S. Shareholders”), an entity treated as a U.S, corporation on account of the inversion rules, and other persons subject to special tax rules. This summary deals only with investors who hold common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership as “capital assets” within the meaning of Section 1221 of the Code. This discussion is not intended to be, and should not be construed as, tax advice.

The information in this summary is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed in this summary. Therefore, it is possible that the IRS could challenge the statements in this summary, which do not bind the IRS or the courts, and that a court could agree with the IRS.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of common shares or preferred shares of CubeSmart and debt securities of the Operating Partnership, and of CubeSmart’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of CubeSmart

Qualification of CubeSmart as a REIT

CubeSmart elected to be taxed as a REIT under the U.S. federal income tax laws beginning with its short taxable year ended December 31, 2004. CubeSmart believes that, beginning with such short taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and intends to continue to operate in such a manner. However, there can be no assurance that CubeSmart has qualified or will remain qualified as a REIT.

CubeSmart’s continued qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that CubeSmart earns from specified sources, the percentage of its assets that falls within specified categories, the diversity of its share ownership, and the percentage of its earnings that CubeSmart distributes. Accordingly, no assurance can be given that the actual results of CubeSmart’s operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of its failure to qualify as a REIT, see “Requirements for Qualification — Failure to Qualify” below.

Pursuant to CubeSmart’s declaration of trust, CubeSmart’s board of trustees has the authority to make any tax elections on its behalf that, in its sole judgment, are in CubeSmart’s best interest. This authority includes the ability to revoke or otherwise terminate CubeSmart’s status as a REIT. CubeSmart’s board of trustees has the authority under its declaration of trust to make these elections without the necessity of obtaining the approval of CubeSmart’s shareholders. In addition, CubeSmart’s board of trustees has the authority to waive any restrictions and limitations contained in its declaration of trust that are intended to preserve CubeSmart’s status as a REIT during any period in which its board of trustees has determined not to pursue or preserve CubeSmart’s status as a REIT.

Taxation of CubeSmart as a REIT

The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income taxation of a REIT, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

If CubeSmart qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, CubeSmart will be subject to federal tax in the following circumstances:

•

CubeSmart is subject to the corporate federal income tax on any taxable income, including net capital gain that it does not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	For tax years beginning before January 1, 2018, CubeSmart may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•

CubeSmart is subject to tax, at the highest corporate rate (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date), on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

•

CubeSmart is subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

•

If CubeSmart fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification — Gross Income Tests,” but nonetheless continues to qualify as a REIT because it meets other requirements, CubeSmart will be subject to a 100% tax on: the greater of the amount by which it fails the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect its profitability.

•

If CubeSmart fails to distribute during a calendar year at least the sum of: (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then CubeSmart will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

•

If CubeSmart fails any of the asset tests, as described below under “Requirements for Qualification — Asset Tests,” other than certain de minimis failures, but its failure was due to reasonable cause and not to willful neglect, and it nonetheless maintains its REIT qualification because of specified cure provisions, CubeSmart will pay a tax equal to the greater of $50,000 or 35% (for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

The amount of gain on which CubeSmart will pay tax generally is the lesser of the amount of gain that it recognizes at the time of the sale or disposition, and the amount of gain that it would have recognized if it had sold the asset at the time CubeSmart acquired it.

•

If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure.

•	CubeSmart may elect to retain its net long-term capital gain and pay income tax on such gain.

•	CubeSmart will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•

If CubeSmart acquires any asset from a C corporation (a corporation that generally is subject to full corporate-level tax) in a transaction in which the adjusted basis of the assets in CubeSmart’s hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, CubeSmart will pay tax at the highest regular corporate rate then applicable (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) if it recognizes gain on the sale or disposition of the asset during the 5-year period after it acquires the asset, unless the C corporation elects to treat the assets as if they were sold for their fair market value at the time of CubeSmart’s acquisition.

•

CubeSmart may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s shareholders, as described below in “Requirements for Qualification - Recordkeeping Requirements.”

•	The earnings of CubeSmart’s lower-tier entities that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, CubeSmart must elect to be treated as a REIT, and CubeSmart must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) annual distribution requirements.

Organizational Requirements.  A REIT is a corporation, trust or association that meets each of the following requirements:

1) It is managed by one or more trustees or directors;

2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

5) At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

7) It elects to be a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

9) It meets certain other qualifications, tests described below, regarding the nature of its income and assets and the distribution of its income.

CubeSmart must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. CubeSmart’s declaration of trust provides for restrictions regarding the ownership and transfer of its shares of beneficial interest that are intended to assist CubeSmart in continuing to satisfy requirements 5 and 6. However, these restrictions may not ensure that CubeSmart will, in all cases, be able to satisfy these requirements. The provisions of the declaration of trust restricting the ownership and transfer of its shares of beneficial interest are described in “Description of Our Shares — Restrictions on Ownership and Transfer.”

For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the trust for purposes of requirement 6. CubeSmart believes it has issued sufficient shares of beneficial interest with enough diversity of ownership to satisfy requirements 5 and 6 set forth above.

To monitor compliance with the share ownership requirements, CubeSmart is required to maintain records regarding the actual ownership of its shares. To do so, CubeSmart must demand written statements each year from the record holders of certain percentages of its shares in which the record holders are to disclose the actual owners of the shares (the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of CubeSmart’s records. Failure by CubeSmart to comply with these record-keeping requirements could subject CubeSmart to monetary penalties. If CubeSmart satisfies these requirements and has no reason to know that requirement 6 is not satisfied, CubeSmart will be deemed to have satisfied such requirement. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that CubeSmart owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as its assets, liabilities, and items of income, deduction, and credit.

Partnership Subsidiaries. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, CubeSmart’s proportionate share of the assets, liabilities and items of income of the Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which CubeSmart acquires an interest, directly or indirectly (“Partnership Subsidiary”), is treated as CubeSmart’s assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, and, effective for taxable years beginning after December 31, 2015, on income imputed to a taxable REIT subsidiary, for services rendered to or on behalf of CubeSmart, the Operating Partnership, any qualified REIT subsidiary, or a Partnership Subsidiary. CubeSmart may engage in activities indirectly through a taxable REIT subsidiary that would jeopardize its REIT status if CubeSmart engaged in the activities directly. For example, a taxable REIT subsidiary of CubeSmart may provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. A taxable REIT subsidiary may also engage in other activities that, if conducted by CubeSmart directly, could result in the receipt of non-qualified income or the ownership of non-qualified assets or the imposition of the 100% tax on income from prohibited transactions. See description below under “Prohibited Transactions.”

Gross Income Tests.  CubeSmart must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that CubeSmart derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

•

for taxable years beginning after December 31, 2015, interest on mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs (excluding dividends from its taxable REIT subsidiaries);

•

gain from the sale of real estate assets (other than gain from property held primarily for sale to customers), except effective for taxable years beginning after December 31, 2015, for gain from a nonqualified publicly offered REIT debt instrument (as defined below);

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of CubeSmart’s shares of beneficial interest or a public offering of its debt with a maturity date of at least five years and that CubeSmart receives during the one-year period beginning on the date on which it receives such new capital.

Second, in general, at least 95% of CubeSmart’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends (including dividends from its taxable REIT subsidiaries), gain from the sale or disposition of stock or securities, or any combination of these.

Gross income from the sale of property that CubeSmart holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. See “Prohibited Transactions.” In addition, certain gains from hedging transactions and certain foreign currency gains will be excluded from both the numerator and the denominator for purposes of one or both of the income tests. See “Hedging Transactions,” and “Foreign Currency Gain.”

Rents from Real Property. Rent that CubeSmart receives from its real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages are fixed at the time the leases are entered into, are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits, and conform with normal business practice.

Second, CubeSmart must not own, actually or constructively, 10% or more of the stock of any corporate tenant or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of its shares is owned, directly or indirectly, by or for any person, CubeSmart is considered as owning the stock owned, directly or indirectly, by or for such person. CubeSmart does not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of its shares, no absolute assurance can be given that such transfers or other events of which CubeSmart has no knowledge will not cause CubeSmart to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that CubeSmart receives from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which CubeSmart owns directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of its leases, CubeSmart believes that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, CubeSmart believes that any income attributable to personal property will not jeopardize its ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge CubeSmart’s calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, CubeSmart could fail to satisfy the 75% or 95% gross income test and thus lose its REIT status.

Fourth, CubeSmart cannot furnish or render non-customary services to the tenants of its properties, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom CubeSmart does not derive or receive any income. However, CubeSmart need not provide services through an “independent contractor,” but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, CubeSmart may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property.

Finally, CubeSmart may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide non-customary services to CubeSmart’s tenants without tainting CubeSmart’s rents from the related properties. CubeSmart has not performed, and does not intend to perform, any services other than customary ones for its tenants, other than services provided through independent contractors or taxable REIT subsidiaries.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts CubeSmart is obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

If a portion of the rent CubeSmart receives from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of its gross income during the year, CubeSmart would lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the tenant; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) CubeSmart furnishes non-customary services to the tenants of the property, or manages or operates the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, CubeSmart could lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions, because it would be unable to satisfy either the 75% or 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than four years;

•

the aggregate expenditures made by the REIT, or any partner of the REIT, during the four-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•

either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applied, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) (i) for taxable years beginning after December 31, 2015, the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate bases of all of the assets of the REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT’s assets (measured by adjusted tax bases) in the current and two prior years did not exceed 10%, or (5) (i) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all assets of the

REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT’s assets (measured by fair market value) in the current and two prior years did not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years for the production of rental income; and

•

if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor (or, for taxable years beginning after December 31, 2015, a taxable REIT subsidiary) from whom the REIT derives no income.

CubeSmart intends to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with its investment objective. CubeSmart cannot assure you, however, that it can comply with the safe-harbor provisions that would prevent the imposition of the 100% tax or that it will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates. CubeSmart may, therefore, form or acquire a taxable REIT subsidiary to hold and dispose of those properties it concludes may not fall within the safe-harbor provisions.

Foreclosure Property. CubeSmart will be subject to tax at the maximum corporate rate (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business. Income and gain from foreclosure property are qualifying income for the 75% and 95% gross income tests.

Hedging Transactions. From time to time, CubeSmart enters into hedging transactions with respect to its assets or liabilities. CubeSmart’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of its trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). CubeSmart will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. No assurance can be given that its hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect CubeSmart’s ability to satisfy the REIT qualification requirements.

Effective for taxable years beginning after December 31, 2015, if CubeSmart has entered into a hedging transaction described in (1) or (2), and a portion of the hedged indebtedness or property is extinguished or disposed of and, in connection with such extinguishment or disposition, CubeSmart enters into a new clearly identified hedging transaction (a “New Hedge”), income from the applicable hedge and income from the New Hedge (including gain from the disposition of such New Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) debt obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If CubeSmart fails to satisfy one or both of the gross income tests for any taxable year, CubeSmart nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions will be available if:

•	CubeSmart’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of its income is filed with the IRS in accordance with regulations prescribed by the Secretary of the Treasury.

CubeSmart cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “Taxation of CubeSmart as a REIT,” even if the relief provisions apply, CubeSmart would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which it fails the 75% gross income test, or (2) the excess of 95% of its gross income over the amount of gross income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.

Asset Tests. To maintain its qualification as a REIT, CubeSmart also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of CubeSmart’s total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•

effective for taxable years beginning after December 31, 2015:  (i) personal property leased in connection with real property to the extent that the rents from personal property are treated as “rent from real property” for purposes of the 75% income test, and (ii) debt instruments issued by publicly offered REITs;

•

interests in mortgages on real property (including certain mortgage-backed securities) and, for taxable years beginning after December 31, 2015, interests in mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

•	stock in other REITs; and

•

investments in stock or debt instruments during the one year period following its receipt of new capital that CubeSmart raises through equity offerings or public offerings of debt with at least a five year term.

Second, of CubeSmart’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets, or the “5% asset test.”

Third, of CubeSmart’s investments not included in the 75% asset class, CubeSmart may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the “10% vote test” and “10% value test,” respectively.

Fourth, not more than 25% (20% for taxable years beginning after December 31, 2017) of the value of CubeSmart’s assets may be represented by securities of one or more taxable REIT subsidiaries.

Fifth, effective for taxable years beginning after December 31, 2015, not more than 25% of the value of CubeSmart’s total assets may be represented by “nonqualified publicly offered REIT debt instruments.” “Nonqualified publicly offered REIT debt instruments” are debt instruments issued by publicly offered REITs that are not secured by a mortgage on real property.

For purposes of the 5% asset test, the 10% vote test and 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•

Any “straight debt” security, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which CubeSmart or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies: (1) a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by CubeSmart exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and (2) a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which CubeSmart is a partner to the extent of CubeSmart’s proportionate interest in the debt and equity securities of the partnership.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “Requirements for Qualification—Gross Income Tests.”

For purposes of the 10% value test, its proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

Failure to Satisfy Asset Tests. CubeSmart will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If CubeSmart fails to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

•	CubeSmart satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. CubeSmart intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful. If CubeSmart fails to cure any noncompliance with the asset tests within such time period, its status as a REIT would be lost.

In the event that, at the end of any calendar quarter, CubeSmart violates the 5% asset test, the 10% vote test or the 10% value test described above, CubeSmart will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (ii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event the failure to meet the asset test is more than de minimis, CubeSmart will not lose its REIT status if (i) the failure was due to reasonable cause and not to willful neglect, (ii) CubeSmart files a description of each asset causing the failure with the IRS, (iii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which CubeSmart identifies the failure, and (iv) CubeSmart pays a tax equal to the greater of $50,000 or 35% (for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

Annual Distribution Requirements. Each taxable year, CubeSmart must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its shareholders in an aggregate amount not less than the sum of

•	90% of its “REIT taxable income,” computed without regard to the dividends paid deduction and its net capital gain or loss, and

•	90% of its after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, CubeSmart must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) CubeSmart declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (b) CubeSmart declares the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified day in any such month, and CubeSmart actually pays the dividend before the end of January of the following year. In both instances, these distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards CubeSmart’s distribution requirement, and to provide a tax deduction to CubeSmart, for taxable years ending on or before December 31, 2014, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among the different classes of shares as set forth in CubeSmart’s organizational documents. For all subsequent taxable years, so long as CubeSmart continues to be a “publicly offered REIT”, the preferential dividend rule will not apply.

To the extent that CubeSmart distributes at least 90%, but less than 100%, of its net taxable income, CubeSmart will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, CubeSmart may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CubeSmart would elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. CubeSmart’s shareholders would then increase their adjusted basis in their CubeSmart shares by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

If CubeSmart fails to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•85% of its REIT ordinary income for the year,

•95% of its REIT capital gain income for the year, and

•any undistributed taxable income from prior periods, CubeSmart will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts CubeSmart actually distributed. In calculating the required distribution for taxable years beginning after December 31, 2015, the amount that CubeSmart is treated as having distributed is not reduced by any amounts not allowable in computing its taxable income for the taxable year and which were no allowable in computing its taxable income for any prior years. If CubeSmart so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above.

It is possible that, from time to time, CubeSmart may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, because CubeSmart may deduct capital losses only to the extent of its capital gains, its REIT taxable income may exceed its economic income. Further, it is possible that, from time to time, CubeSmart may be allocated a share of net capital gain from a partnership in which CubeSmart owns an interest attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Although several types of non-cash income are excluded in determining the annual distribution requirement, CubeSmart will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if CubeSmart does not distribute those items on a current basis. As a result of the foregoing, CubeSmart may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, CubeSmart may issue additional common or preferred shares, CubeSmart may borrow or may cause the Operating Partnership to arrange for short-term or possibly long-term borrowing to permit the payment of required distributions, or CubeSmart may pay dividends in the form of taxable in-kind distributions of property, including potentially, its shares.

Under certain circumstances, CubeSmart may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its shareholders in a later year. CubeSmart may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although CubeSmart may be able to avoid income tax on amounts distributed as deficiency dividends, CubeSmart will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

Failure to Qualify

If CubeSmart were to fail to qualify as a REIT in any taxable year and no relief provision applied, CubeSmart would have the following consequences: CubeSmart would be subject to U.S. federal income tax and, for tax years beginning before January 1, 2018, any applicable alternative minimum tax at regular corporate rates applicable to regular C corporations on its taxable income, determined without reduction for amounts distributed to shareholders. CubeSmart would not be required to make any distributions to shareholders. Unless CubeSmart qualified for relief under specific statutory provisions, it would not be permitted to elect taxation as a REIT for the four taxable years following the year during which CubeSmart ceased to qualify as a REIT.

If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, CubeSmart could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and CubeSmart pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” It is not possible to state whether in all circumstances CubeSmart would be entitled to such statutory relief.

State and Local Taxes

We may be subject to taxation by various states and localities, including those in which we transact business or own property. The state and local tax treatment in such jurisdictions may differ from the U.S. federal income tax treatment described above.

Tax Aspects of Investments in the Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to CubeSmart’s direct or indirect investment in its Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. CubeSmart is required to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. We intend that each Partnership will be classified as a partnership for U.S. federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. CubeSmart believes that each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for U.S. federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, CubeSmart may not be able to qualify as a REIT, unless it qualifies for certain relief provisions. See “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case CubeSmart might incur tax liability without any related cash distribution. See “Requirements for Qualification — Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes, except that, for tax years beginning after December 31, 2017, a partnership is liable for paying tax assessed pursuant to an audit adjustment unless the partnership elects to pass-through such audit adjustments to its partners.

CubeSmart will therefore take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnerships ending with or within CubeSmart’s taxable year, even if CubeSmart receives no distribution from the Partnerships for that year or a distribution less than CubeSmart’s share of taxable income. Similarly, even if CubeSmart receives a distribution, CubeSmart may not be taxed on such distribution if the distribution does not exceed its adjusted tax basis in its interest in the distributing Partnership.

Among the deductions that would flow to Cubesmart are the interest deductions of the Operating Partnership and its subsidiary Partnerships.  The TCJA limits a taxpayer’s net interest expense deduction to 30% of the sum of adjusted taxable income, business interest, and certain other amounts. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the new deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limit is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level.

The TCJA allows a real property trade or business to elect out of this interest limit so long as it uses a 40-year recovery period for nonresidential real property, a 30-year recovery period for residential rental property, and a 20-year recovery period for related improvements described below. Disallowed interest expense is carried forward indefinitely (subject to special rules for partnerships). The interest deduction limit applies to taxable years beginning after December 31, 2017.

For taxpayers that do not use the TCJA’s real property trade or business exception to the business interest deduction limits, the TCJA maintains the current 39-year and 27.5-year straight line recovery periods for nonresidential real property and residential rental property, respectively, and provides that tenant improvements for such taxpayers are subject to a general 15-year recovery period. Also, the TCJA temporarily allows 100% expensing of certain new or used tangible property through 2022, phasing out at 20% for each following year (with an election available for 50% expensing of such property if placed in service during the first taxable year ending after September 27, 2017). The changes apply, generally, to property acquired after September 27, 2017 and placed in service after September 27, 2017.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that each of a contributing partner or the partners at the time of a book revaluation, as applicable, are charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we, as general partner, select a different method, the Operating Partnership will use the traditional method for allocating items with respect to which there is a book-tax difference. Depending upon the method chosen, (1) CubeSmart’s tax depreciation deductions attributable to those properties may be lower than they would have been if the partnership had acquired those properties for cash and (2) in the event of a sale of such properties, CubeSmart could be allocated gain in excess of its corresponding economic or book gain. These allocations may cause CubeSmart to recognize taxable income in excess of cash proceeds received by us, which might adversely affect CubeSmart’s ability to comply with the REIT distribution requirements or result in CubeSmart’s shareholders recognizing additional dividend income without an increase in distributions.

Depreciation.  Some assets in our Partnerships include appreciated property contributed by its partners. Assets contributed to a Partnership in a tax-free transaction generally retain the same depreciation method and recovery period as they had in the hands of the partner who contributed them to the partnership. Accordingly, the Partnership’s depreciation deductions for such contributed real property are based on the historic tax depreciation schedules for the properties prior to their contribution to the Operating Partnership.

Basis in Partnership Interest. CubeSmart’s adjusted tax basis in any partnership interest it owns generally will be:

•the amount of cash and the basis of any other property it contributes to the partnership;

•increased by its allocable share of the partnership’s income (including tax-exempt income) and its allocable share of indebtedness of the partnership; and

•reduced, but not below zero, by its allocable share of the partnership’s loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to CubeSmart, and constructive distributions resulting from a reduction in its share of indebtedness of the partnership.

Loss allocated to CubeSmart in excess of its basis in a partnership interest will not be taken into account until CubeSmart again has basis sufficient to absorb the loss. A reduction of CubeSmart’s share of partnership indebtedness will be treated as a constructive cash distribution to CubeSmart, and will reduce its adjusted tax basis in the partnership. Distributions, including constructive distributions, in excess of the basis of CubeSmart’s partnership interest will constitute taxable income to CubeSmart. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property that is a capital asset held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

CubeSmart’s share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on CubeSmart’s ability to satisfy the gross income tests for REIT status. See “Requirements for Qualification — Gross Income Tests.” CubeSmart does not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of CubeSmart’s, or the Partnership’s, trade or business.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The term “U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that, for U.S. federal income tax purposes, is:

•a citizen or individual resident of the United States;

•a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CubeSmart common shares or preferred shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding CubeSmart common shares or preferred shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of CubeSmart common shares or preferred shares by the partnership.

Taxation of U.S. Shareholders on Distributions. As long as CubeSmart qualifies as a REIT, a taxable U.S. shareholder will be required to take into account as ordinary income distributions made out of CubeSmart’s current or accumulated earnings and profits that CubeSmart does not designate as capital gain dividends or retained long-term capital gain. However, for taxable years prior to 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations.

Dividends paid to a U.S. shareholder generally will not qualify for the preferential tax rate for “qualified dividend income” (currently, a 20% maximum rate, also see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA”). Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. shareholders. Because a REIT is not generally subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its shareholders, CubeSmart’s dividends generally will not be eligible for the preferential tax rate on qualified dividend income. As a result, CubeSmart’s ordinary REIT dividends will be taxed at the higher rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” regarding the sunset of the 37% rate). However, the preferential tax rate for qualified dividend income will apply to CubeSmart’s ordinary REIT dividends, if any, that are (i) attributable to dividends received by CubeSmart from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) attributable to income upon which CubeSmart has paid corporate income tax (e.g., to the extent that CubeSmart distributes less than 100% of CubeSmart’s taxable income). In general, to qualify for the preferential tax rate on qualified dividend income, a U.S. shareholder must hold CubeSmart common shares or preferred shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the common shares or preferred shares become ex-dividend.

With respect to common shares, CubeSmart may distribute taxable dividends that are payable partly in cash and partly in CubeSmart common shares. Taxable U.S. shareholders receiving such dividends will be required to include the full amount of the dividends as ordinary income to the extent of CubeSmart’s current and accumulated earnings and profits. However, for taxable years prior to 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations.

Any distribution CubeSmart declares in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by CubeSmart and received by the U.S. shareholder on December 31 of the year, provided CubeSmart actually pays the distribution during January of the following calendar year.

Distributions to a U.S. shareholder which CubeSmart designates as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares or preferred shares. In general, U.S. shareholders will be taxable on long term capital gains at a current maximum rate of 20% (see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA”), maximum rate of 20%, except that the portion of such gain that is attributable to depreciation recapture will be taxable at the maximum rate of 25%.  A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Effective for distributions paid or treated as being paid in taxable years beginning after December 31, 2015, the aggregate amount of dividends that CubeSmart may designate as “capital gain dividends” or “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by CubeSmart with respect to such taxable year, including dividends that are paid in the following taxable year and treated as having been paid with respect to such taxable year by being (1) declared before CubeSmart timely files its tax return for such taxable year and (2) paid with or before the first regular dividend payment after such declaration.

CubeSmart may elect to retain and pay income tax on the net long-term capital gain that CubeSmart receives in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of CubeSmart’s undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax CubeSmart paid. The U.S. shareholder would increase the basis in its common shares or preferred shares by the amount of its proportionate share of CubeSmart’s undistributed long-term capital gain, minus its share of the tax CubeSmart paid.

A U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares or preferred shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both CubeSmart’s current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder.

Shareholders may not include in their individual income tax returns any of CubeSmart’s net operating losses or capital losses. Instead, these losses are generally carried over by CubeSmart for potential offset against CubeSmart’s future income (subject to certain limitation for net operating losses arising in tax years beginning after December 31, 2017). Taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares will not be treated as passive activity income; and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares generally will be treated as investment income for purposes of the investment interest limitations. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the shareholder elects to have the gain taxed at ordinary income rates. CubeSmart will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of CubeSmart’s common or preferred shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. shareholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis. A U.S. shareholder’s adjusted tax basis generally will equal the U.S. shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. shareholder must treat any loss upon a sale or exchange of common or preferred shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any actual or deemed distributions from CubeSmart that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common or preferred shares may be disallowed if the U.S. shareholder purchases other common shares or preferred shares within 30 days before or after the disposition.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of CubeSmart shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of CubeSmart shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that CubeSmart and other participants in transactions involving CubeSmart (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” regarding the sunset of the 37% rate). The maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is currently 20%. For additional information, see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). CubeSmart generally may designate whether a distribution CubeSmart designates as capital gain dividends (and any retained capital gain that CubeSmart is deemed to distribute) is taxable to non-corporate shareholders at the current20% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Redemption of Preferred Shares

Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder.

If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares.

Except as provided below, a U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares. Except as provided below, a U.S. shareholder’s basis and holding period in the common shares received upon conversion generally will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that is attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described above in “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the preferred shares for more than one year. See “— Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares.” U.S. shareholders should consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Tax Rates Applicable to Individual Shareholders under the TCJA

Long-term capital gains (i.e., capital gains with respect to assets held for more than one year) and “qualified dividends” received by an individual generally are subject to federal income tax at a maximum rate of 20%. Short-term capital gains (i.e., capital gains with respect to assets held for one year or less) generally are subject to federal income tax at ordinary income rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends generally are not eligible for the 20% maximum tax rate on qualified dividends. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the maximum rate of which is 37% for tax years beginning after December 31, 2017 (the rate was 39.6% for tax years beginning before that date) and before January 1, 2026. However, for taxable years prior to 2026, individual shareholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. The 20% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

•your long-term capital gains, if any, recognized on the disposition of our shares;

•our distributions designated as long‑term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions are subject to a 25% tax rate to such extent);

•our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

•our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Medicare Tax on Investment Income

Certain U.S. shareholders and U.S. Holders (as defined below) who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on “net investment income” which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Information Reporting Requirements and Backup Withholding.

CubeSmart will report to its shareholders and to the IRS the amount of distributions CubeSmart pays during each calendar year and the amount of tax it withholds, if any. A shareholder may be subject to backup withholding at a rate of up to 28% (for tax years beginning on or before December 31, 2017 and 24% for tax years beginning after that date) with respect to distributions unless the holder:

•is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide CubeSmart with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, CubeSmart may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to CubeSmart. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts CubeSmart distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares or preferred shares with debt, a portion of the income it received from CubeSmart would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from CubeSmart as unrelated business taxable income.

In certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of CubeSmart’s shares of beneficial interest (by value) must treat a percentage of the dividends it receives from CubeSmart as unrelated business taxable income. Such percentage is equal to the gross income CubeSmart derives from an unrelated trade or business, determined as if CubeSmart were a pension trust, divided by its total gross income for the year in which it pays the dividends. This rule applies to a pension trust holding more than 10% of CubeSmart shares only if:

•the percentage of CubeSmart’s dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•CubeSmart is a “pension-held REIT,” that is, CubeSmart qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of CubeSmart’s shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the pension trust; and

•either: (i) one pension trust owns more than 25% of the value of CubeSmart’s shares of beneficial interest; or (ii) one or more pension trusts each individually holding more than 10% of the value of CubeSmart’s shares of beneficial interest collectively owns more than 50% of the value of CubeSmart’s shares of beneficial interest.

Certain restrictions on ownership and transfer of CubeSmart’s shares should generally prevent a tax-exempt entity from owning more than 10% of the value of its shares, or CubeSmart from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of CubeSmart shares.

Taxation of Non-U.S. Shareholders

The term “non-U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that is not a U.S. shareholder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of common shares or preferred shares, including any reporting requirements.

Taxation of Distributions. A non-U.S. shareholder that receives a distribution which is not attributable to gain from CubeSmart’s sale or exchange of a “United States real property interest” (“USRPI”) (discussed below) and that CubeSmart does not designate a capital gain dividend or retained capital gain will be treated as receiving dividends to the extent that CubeSmart pays such distribution out of CubeSmart’s current or accumulated earnings and profits.

A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax with respect to that distribution. CubeSmart plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

•a lower treaty rate applies and the non-U.S. shareholder files a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) evidencing eligibility for that reduced rate with us; or

•the non-U.S. shareholder files an IRS Form W-8ECI (or other applicable form) with CubeSmart claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares or preferred shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both CubeSmart’s current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares or preferred shares, as described below. Because CubeSmart generally cannot determine at the time CubeSmart makes a distribution whether the distribution will exceed CubeSmart’s current and accumulated earnings and profits, CubeSmart normally will withhold tax on the entire amount of any distribution at the same rate as CubeSmart would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts CubeSmart withholds if CubeSmart later determines that a distribution in fact exceeded CubeSmart’s current and accumulated earnings and profits.

CubeSmart may be required to withhold 15% (increased from 10% effective February 17, 2016) of any distribution that exceeds CubeSmart’s current and accumulated earnings and profits. Consequently, although CubeSmart intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent CubeSmart does not do so, CubeSmart may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which CubeSmart qualifies as a REIT, except as discussed below (in “Taxation of Non-U.S. Shareholders—Taxation of Disposition of Shares”) with respect to certain holders owning 10% or less of regularly traded classes of shares, a non-U.S. shareholder will incur tax on distributions attributable to gain from CubeSmart’s sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” A USRPI includes certain interests in real property and shares in United States corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. CubeSmart must withhold 35% of any distribution that CubeSmart could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount CubeSmart withholds.

Effective December 18, 2015, our shares will not be treated as a USRPI when held, directly or indirectly, by a qualified shareholder and, therefore, FIRPTA will not apply to such shares.  However, certain investors in a qualified shareholder that owns more than 10% of our shares (directly or indirectly) that are not themselves qualified shareholders may be subject to FIRPTA withholding.  A “qualified shareholder” is a foreign entity that (1)(i) is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and the principal class of interests of which is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or (ii) is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units which is regularly traded on the New York Stock Exchange or

Nasdaq Stock Market and the value of such class of limited partnership units is greater than 50% of the value of all of the partnership units of the foreign partnership, (2) is a qualified collective investment vehicle, and (3) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, holds directly 5% or more of the class of interests described in (1)(i) or (ii).  A “qualified collective investment vehicle” is a foreign person that (x) under the comprehensive income tax treaty described in (1)(i) or (ii) would be eligible for a reduced rate of withholding with respect to dividends paid by a REIT even if such person owned more than 10% of the REIT, (y) is a publicly traded partnership that is a withholding foreign partnership, and would be treated as a United States real property holding corporation if it were a United States corporation, or (z) which is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either (1) fiscally transparent or (2) required to include dividends in its gross income, but is entitled to a deduction for distributions to its equity investors.  Additionally, effective December 18, 2015, qualified foreign pension funds will not be subject to FIRPTA withholding.  The rules concerning qualified shareholders and qualified foreign pension funds are complex and investors who believe they may be qualified shareholders or qualified foreign pension funds should consult with their own tax advisors to find out if these rules are applicable to them.

However, distributions attributable to gain from sales or exchanges by CubeSmart of USRPIs are treated as ordinary dividends (not subject to the 35% withholding tax under FIRPTA) if the distribution is made to a non-U.S. shareholder with respect to any class of shares which is “regularly traded” on an established securities market located in the United States and if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year.  Such distributions will generally be subject to a 30% U.S. withholding tax (subject to reduction under applicable treaty) but a non-U.S. shareholder will not be required to report the distribution on a U.S. tax return.  In addition, the branch profits tax will not apply to such distributions.

Taxation of Disposition of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares or preferred shares as long as CubeSmart is a “domestically-controlled REIT,” which means that at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of all outstanding CubeSmart shares.

CubeSmart cannot assure you that this test will be met. Further, even if CubeSmart is a domestically controlled REIT, pursuant to “wash sale” rules under FIRPTA, a non-U.S. shareholder may incur tax under FIRPTA. The “wash sale” rule applies to the extent such non-U.S. shareholder disposes of CubeSmart shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire CubeSmart common shares or preferred shares within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

In addition, a non-U.S. shareholder that owns, actually or constructively, 10% or less of the outstanding common shares or preferred shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of such common shares or preferred shares if such shares are “regularly traded” on an established securities market. Because CubeSmart’s common shares and preferred shares are “regularly traded” on an established securities market, CubeSmart expects that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares or preferred shares unless it owns or has owned more than 10% of such common shares or preferred shares at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders, subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

•the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Redemptions of Our Preferred Shares. Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a non-U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a non-U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The non-U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the non-U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a non-U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.”

If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares. Except as provided below, a non-U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares, provided our preferred shares do not constitute a USRPI. Even if our preferred shares do constitute a USRPI, provided our common shares also constitute a USRPI, a non-U.S. shareholder generally will not recognize gain or loss upon a conversion of our preferred shares into our common shares provided certain reporting requirements are satisfied. Except as provided below, a non-U.S. shareholder’s basis and holding period in the common shares received upon conversion will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that are attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Disposition of Shares.” Non-U.S. shareholders should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Information Reporting and Backup Withholding Applicable to non-U.S. Shareholders

CubeSmart must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on a properly completed IRS Form W-8 BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either CubeSmart or its paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements under “FATCA”

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends to a non-U.S. shareholder will be subject to 30% withholding tax if the non-U.S. shareholder fails to provide the withholding agent with documentation sufficient to show that it is compliant with the FATCA or otherwise exempt from withholding under FATCA. Generally, such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable.  If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Starting in 2019, the gross proceeds from certain capital gain dividends or the disposition of our common stock may also be subject to FATCA withholding absent proof of FATCA compliance prior to January 1, 2019.  Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to CubeSmart and its shareholders may be enacted. Changes to the federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in CubeSmart shares.

Taxation of Holders of Debt Securities

This section describes the material U.S. federal income tax consequences of owning the debt securities that the Operating Partnership may offer. This summary is for general information only and is not tax advice. The tax consequences of owning any particular issue of debt securities will be discussed in the applicable prospectus.

As used herein, a “U.S. Holder” means a beneficial owner of debt securities of the Operating Partnership, who is, for U.S. federal income tax purposes:

•a citizen or individual resident of the United States,

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any of its states, or the District of Columbia,

•an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities of the Operating Partnership, you should consult your tax advisor regarding the consequences of the ownership and disposition of debt securities by the partnership.

Pursuant to the TCJA, for taxable years beginning after December 31, 2017 (and for taxable years beginning after December 31, 2018 for instruments issued with original issue discount (“OID”)),an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer. To the extent this rule is inconsistent with the rules described in the subsequent discussion, this rule supersedes such discussion. Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the debt securities prior to the time such income would be recognized pursuant to the rules described in the subsequent discussion. Investors in the debt securities should consult their tax advisors regarding the potential applicability of these rules to their investment in the debt securities.  It is currently not clear how this rule would apply to debt instruments with OID and market discount.

Taxation of Taxable U.S. Holders

Interest. The stated interest on debt securities generally will be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount. If you own debt securities issued with OID, you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute “qualified stated interest,” as defined below. If we determine that a particular debt security will be an OID debt security, we will disclose that determination in the prospectus relating to those debt securities.

A debt security with an “issue price” that is less than the “stated redemption price at maturity” (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and the interest to be paid meets all of the following conditions:

•it is payable at least once per year;

•it is payable over the entire term of the debt security; and

•it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

If we determine that particular debt securities of a series will bear interest that is not qualified stated interest, we will disclose that determination in the prospectus relating to those debt securities.

If you own a debt security issued with “de minimis” OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. OID debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of OID debt securities with those features, you should carefully examine the applicable prospectus and should consult your own tax advisor with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own OID debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraphs. This method takes into account the compounding of interest.

The amount of OID that you must include in income if you are the initial United States holder of an OID debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an OID debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

•the debt security’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will generally have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an OID debt security that is a floating rate debt security, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

•the interest on a floating rate debt security is based on more than one interest index; or

•the principal amount of the debt security is indexed in any manner.

This discussion does not address the tax rules applicable to debt securities with an indexed principal amount. If you are considering the purchase of floating rate OID debt securities or securities with indexed principal amounts, you should carefully examine the prospectus relating to those debt securities, and should consult your own tax advisor regarding the U.S. federal income tax consequences to you of holding and disposing of those debt securities.

You may elect to treat all interest on any debt securities as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the IRS. You should consult with your own tax advisor about this election.

Market Discount. If you purchase debt securities, other than OID debt securities, after original issuance for an amount that is less than their stated redemption price at maturity, or, in the case of OID debt securities, their adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the debt securities as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt securities at the time of their payment or disposition. In addition, you may be required to defer, until the maturity of the debt securities or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt securities. You may elect, on a debt security-by-debt security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt securities, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Acquisition Premium and Amortizable Bond Premium. If you purchase OID debt securities for an amount that is greater than their adjusted issue price but equal to or less than the sum of all amounts payable on the debt securities after the purchase date other than payments of qualified stated interest, you will be considered to have purchased those debt securities at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to those debt securities for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase debt securities (including OID debt securities) for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, you will be considered to have purchased those debt securities at a “premium” and, if they are OID debt securities, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under your regular accounting method.

In the case of debt securities that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Debt Securities. A U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, retirement, redemption or other taxable disposition of such debt securities in an amount equal to the difference between:

•the amount of cash and the fair market value of other property received in exchange for such debt securities, other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income; and

•the U.S. Holder’s adjusted tax basis in such debt securities.

A U.S. Holder’s adjusted tax basis in a debt security generally will equal the cost of the debt security to such holder (A) increased by the amount of OID or accrued market discount (if any) previously included in income by such holder and (B) decreased by the amount of (1) any payments other than qualified stated interest payments and (2) any amortizable bond premium taken by the holder.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the debt security has been held by the U.S. Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of U.S. federal income taxation (currently, a 20% maximum federal rate, also see the discussion above in “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” for a more detailed discussion on tax rates for individuals)). The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder recognizes a loss upon a subsequent disposition of debt securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of debt securities, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax on Investment Income

Certain U.S. Shareholders and U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on “net investment income” which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Taxation of Tax-Exempt Holders of Debt Securities

Assuming the debt security is debt for tax purposes, interest income accrued on the debt security should not constitute unrelated business taxable income to a tax-exempt holder. As a result, a tax-exempt holder generally should not be subject to U.S. federal income tax on the interest income accruing on debt securities of the Operating Partnership. Similarly, any gain recognized by the tax-exempt holder in connection with a sale of the debt security generally should not be unrelated business taxable income. However, if a tax-exempt holder were to finance its acquisition of the debt security with debt, a portion of the interest income and gain attributable to the debt security would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Tax-exempt holders should consult their own counsel to determine the potential tax consequences of an investment in debt securities of the Operating Partnership.

Taxation of Non-U.S. Holders of Debt Securities

The term “non-U.S. Holder” means a holder of debt securities of the Operating Partnership that is not a U.S. Holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. Holders are complex. This section is only a summary of such rules. We urge non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of debt securities, including any reporting requirements.

Interest. Interest (including OID) paid to a non-U.S. Holder of debt securities will not be subject to U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:

•interest paid on debt securities is not effectively connected with a non-U.S. Holder’s conduct of a trade or business in the United States;

•the non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interest in the Operating Partnership;

•the non-U.S. Holder is not

•a controlled foreign corporation with respect to which the Operating Partnership is a “related person” within the meaning of Section 864(d) of the Code; or

•a bank that receives such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•the beneficial owner of debt securities provides a certification, which is generally made on an IRS Form W-8BEN of W-8BEN-E or other applicable form or a suitable substitute form and signed under penalties of perjury, that it is not a United States person.

A payment of interest (including OID) to a non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest (including OID) if such payments are effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In some circumstances, such effectively connected income received by a non-U.S. Holder which is a corporation may be subject to an additional “branch profits tax” at a 30% base rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8BEN-E or IRS Form W-8ECI or other applicable form, or a suitable substitute form, as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the non-U.S. Holder.

Non-U.S. Holders are urged to consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale or Retirement of Debt Securities. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or redemption of debt securities unless:

•the non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption, and certain other conditions are met; or

•the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

Except to the extent that an applicable tax treaty provides otherwise, a non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to gain realized on the sale, exchange or redemption of debt securities if such gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In certain circumstances, a non-U.S. Holder that is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on the debt securities beneficially owned by you at the time of your death, provided that any payment to you on the debt securities, including OID, would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest exemption” described above, without regard to the certification requirement.

Information Reporting and Backup Withholding Applicable to Holders of Debt Securities

U.S. Holders

Certain U.S. Holders may be subject to information reporting requirements on payments of principal and interest (including OID) on debt securities and payments of the proceeds of the sale, exchange, or redemption of debt securities, and backup withholding, currently imposed at a rate of 28% (for tax years beginning on or before December 31, 2017 and 24% for tax years beginning after that date), may apply to such payment if the U.S. Holder:

•fails to furnish an accurate taxpayer identification number, or TIN, to the payor in the manner required;

•is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

Non-U.S. Holders

A non-U.S. Holder is generally not subject to backup withholding with respect to payments of interest (including OID) on debt securities if it certifies as to its status as a non-U.S. Holder under penalties of perjury or if it otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. Information reporting requirements, however, will apply to payments of interest (including OID) to non-U.S. Holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

The payment of the proceeds from the disposition of debt securities to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of debt securities to or through a non-United States office of a non-United States broker that is not a “United States related person” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

•a controlled foreign corporation for U.S. federal income tax purposes;

•a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•a foreign partnership that at any time during the partnership’s taxable year is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of debt securities to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person, absent actual knowledge that the payee is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Holders of debt securities are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA Withholding

Payments of interest to a non-U.S. holder will be subject to a 30% withholding tax if the non-U.S. holder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA. Generally such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If interest is subject to the 30% tax under FATCA, it will not be subject to the 30% tax described above under “Taxation of Non-U.S. Shareholders” and “Taxation of Non-U.S. Holders of Debt Securities.”  Effective on January 1, 2019, payments of the gross proceeds may also be subject to FATCA withholding absent proof of FATCA compliance. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership.

BOARD OF TRUSTEES	CORPORATE OFFICERS	CORPORATE INFORMATION

William M. Diefenderfer III	Christopher P. Marr	Transfer Agent	Investor Relations
Chairman of the Board	President and Chief Executive Officer	American Stock Transfer &	5 Old Lancaster Road
Partner,		Trust Co., LLC	Malvern, PA 19355
Diefenderfer, Hoover, Boyle & Wood	Timothy M. Martin	Operations Center	610.535.5700
	Chief Financial Officer	6201 15th Avenue
Christopher P. Marr		Brooklyn, NY 11219	Form 10‑K
President and Chief Executive Officer,	Jeffrey P. Foster	877.237.6885	The Annual Report on Form
CubeSmart	Senior Vice President and		10-K filed with the Securities
	Chief Legal Officer and Secretary	Stock Listing	and Exchange Commission
Piero Bussani		CubeSmart trades on the	is available to shareholders
General Counsel & Senior Vice President,	Jonathan L. Perry	New York Stock Exchange	without charge upon written
ReVantage Corporate Services	Senior Vice President and	under the symbol CUBE	request to:
	Chief Investment Officer		Investor Relations
Dorothy Dowling		Annual Meeting	5 Old Lancaster Road
Chief Marketing Officer and		The annual meeting of	Malvern, PA 19355
Senior Vice President of Sales,		shareholders will be held at	610.535.5700
Best Western Hotels and Resorts		5 Old Lancaster Road
		Malvern, PA 19355	Internet
John W. Fain		on May 30, 2018 at 8:00 A.M. ET	Financial statements and
Senior Vice President,			other information are
Sales & Marketing (retired),		Corporate Headquarters	available electronically on
UPS Freight		5 Old Lancaster Road	CubeSmart’s web site at
		Malvern, PA 19355	www.cubesmart.com
Marianne M. Keler
Partner,
Keler & Kershow, PLLC

John F. Remondi
Chief Executive Officer and Director,
Navient

Jeffrey F. Rogatz
Managing Director,
Robert W. Baird & Co.

Deborah Ratner Salzberg
President,
Forest City Washington, Inc.

CubeSmart submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards in effect at the time of the submission of such certificate.

In addition, the Company has filed, as exhibits 31.1, 31.2, 31.3 and 31.4 to the Annual Report on Form 10‑K for the year ended December 31, 2017, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of CubeSmart and CubeSmart L.P.’s public disclosure.

Forward-looking Statements

This Annual Report contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although the Company believes the expectations reflected in these forward-looking statements are based on reasonable assumpt ions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risk, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to:  national and local economic, business, real estate and other market conditions; the competitive environment in which the Company operates, including the Company’s ability to maintain or raise occupancy and rental rates; the execution of the Company’s business plan; the availability of external sources of capital; financing risks, including the risk of over-leverage and the corresponding risk of default on the Company’s mortgage and other debt and potential inability to refinance existing indebtedness; increases in interest rates and operating costs; counterparty non-performance related to the use of derivative financial instruments; the Company’s ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; increases in taxes, fees, and assessments from state and local jurisdictions; the failure of the Company’s  joint venture partners to fulfill their obligations to the Company or their pursuit of actions that are inconsistent with the Company’s objectives; reductions in asset valuations and related impairment charges; security breaches or a failure of the Company’s networks, systems or technology, which could adversely impact the Company’s business, customer and employee relationships; changes in real estate and zoning laws or regulations; risks related to natural disasters; potential environmental and other liabilities; other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports that the Company files with the SEC or in other documents that the Company publicly disseminates. The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.

5 Old Lancaster Road

Malvern, PA 19355

www.cubesmart.com